                                                                   EXHIBIT 13.1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 10-K

(Mark One)
 /x/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended June 30, 1995

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from      to
                               ---      ---
                           Commission File No. 0-20000

                        HERITAGE FEDERAL BANCSHARES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        TENNESSEE                                          62-1485034
(STATE OR OTHER JURISDICTION                            (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NUMBER)

110 EAST CENTER STREET, KINGSPORT, TENNESSEE                  37660
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                    (ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (615) 378-8000

           Securities registered pursuant to Section 12(b) of the Act:

                                      None

           Securities registered pursuant to Section 12(g) of the Act:
                     Common Stock, par value $1.00 per share
                                (Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the
past 90 days. Yes  X   No
                  ---     ---

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. /X/

As of August 11, 1995, the aggregate market value of the 3,189,506 shares of Common Stock of the registrant issued and outstanding held by non-affiliates on such date was approximately $82.9 million based on the closing sales price of $26.00 per share of the registrant's Common Stock on August 9, 1995. For purposes of this calculation, it is assumed that directors, officers and beneficial owners of more than 5% of the registrant's outstanding voting stock are not affiliates.

                       DOCUMENTS INCORPORATED BY REFERENCE

                                      None.


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                                 Exhibit Index at Sequentially Numbered Page ___


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                                     PART I

ITEM 1.  BUSINESS

GENERAL

         THE COMPANY. Heritage Federal Bancshares, Inc. (the "Company") was incorporated in December 1991 under the laws of the State of Tennessee to become a savings institution holding company with Heritage Federal Bank for Savings ("Heritage Federal" or the "Bank") as its subsidiary. On March 30, 1992, the Bank converted from mutual to stock form as a wholly owned subsidiary of the Company. In conjunction with the conversion and reorganization, the Company issued 1,495,000 shares of its common stock, par value $1.00 per share (the "Common Stock"), to the public and registered its Common Stock with the Securities and Exchange Commission under the Securities Exchange Act of 1934. In August 1993, the Company's Board of Directors approved a three-for-two stock split, which was effected as a 50% stock dividend and in August 1994 the Board approved a four-for-three stock split, effected as a 33% stock dividend.

         The Company is classified as a unitary savings and loan holding company subject to regulation by the Office of Thrift Supervision ("OTS") of the Department of the Treasury. Prior to its acquisition of the Bank, the Company had no assets and no liabilities and engaged in no business activities. Since the acquisition, the Company has not engaged in any significant activity other than holding the stock of the Bank and operating the business of a savings bank through the Bank. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to the Bank and its subsidiary.

         The executive offices of the Company are located at 110 East Center Street, Kingsport, Tennessee 37660, and its main telephone number is (615) 378-8000.

         THE BANK. Heritage Federal is a federally-chartered stock savings bank. The Bank was incorporated in 1930 as a Tennessee-chartered building and loan association under the name "Kingsport Savings and Loan Association." The Bank converted to a federally chartered savings and loan association in 1935 and later adopted the name "Heritage Federal Savings and Loan Association." In 1989, the Bank converted to a federally chartered mutual savings bank, adopting its current name. At June 30, 1995, the Bank operated through 13 full-service offices located in six counties in east Tennessee. As discussed below, the Bank sold five branches located in middle Tennessee in fiscal year 1993.

         The principal business of Heritage Federal consists of accepting deposits from the general public through its branch offices and investing these funds in loans secured by one- to four-family residential properties located in the Bank's market areas. The Bank also maintains a substantial investment portfolio and originates a limited amount of consumer, commercial and commercial real estate loans secured by properties in its market areas. The Bank also offers trust services, and sells title insurance through its wholly-owned subsidiary.

         As a federally chartered savings bank, the Bank's deposits are insured by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"), up to applicable limits for each depositor. The Bank is a member of the Federal Home Loan Bank ("FHLB") of Cincinnati, which is one of the 12 district banks comprising the FHLB System. The Bank is subject to comprehensive examination, supervision and regulation by the OTS and the FDIC. Such regulation is intended primarily for the protection of depositors.

         On August 7, 1992, the Bank sold its five branch offices in the middle Tennessee area to Trans Financial Federal Savings Bank of Tennessee. Branches included in the sale were located in Lebanon, Murfreesboro, Franklin, McMinnville, and Cookeville, Tennessee. The Bank received a cash payment in the transaction equivalent to the book value of the assets transferred plus $1 million. No loans were transferred as part of the sale, other than a small amount secured by deposit accounts. Trans Financial Federal Savings Bank assumed approximately $55 million in

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deposits and purchased all premises and equipment related to the branches. The branch sale was pursuant to the Bank's plan to dispose of its less profitable branches and to concentrate on increasing its market share in its primary markets in East Tennessee. In conjunction with this sale, the Bank also wrote off in fiscal year 1993 an additional $637,000 in excess of cost over fair value of net assets acquired. An environmental assessment conducted in connection with the sale of the branches revealed that one location has been contaminated by a release of gasoline from an underground storage tank the Company believes is located on an adjacent property. The Company believes the responsible parties are financially capable of remediating the underground storage tank site and affected adjacent properties, if required, under the oversight of the State of Tennessee, Division of Underground Storage Tanks, in accordance with the Division's clean-up standards. Based on all known information, Heritage Federal expects no third-party liability in this matter and has agreed to indemnify Trans Financial from such liability.

         In August 1993, the Bank, through its wholly-owned subsidiary, Citizens Financial Corporation ("Citizens Financial") entered into an agreement with third-party vendors to sell annuities and securities. The arrangement is one in which the third-party vendors provide all personnel and other resources to sell the annuities and securities and Citizens Financial leases space to the third-party vendors. Citizens Financial received a percentage of the commissions related to the sale of those products and did not assume any risk or any expense other than as to certain supplies and office equipment. This arrangement continued throughout most of fiscal year 1995.

         The Bank's executive offices are located at 110 East Center Street, Kingsport, Tennessee 37660 and its main telephone number is (615) 378-8000.

MERGER WITH FIRST AMERICAN CORPORATION

         On February 21, 1995, the Bank entered into an Agreement and Plan of Merger ("the Agreement") to merge with First American Corporation ("First American"), a Tennessee bank holding company. Under the terms of the Agreement, First American will acquire all of the outstanding shares of the Common Stock and the Company's shareholders will receive $28.00 in value of shares of First American common stock, such value to be based upon the average closing price of the First American common stock for the 20 trading days ending on and including the third day immediately preceding the effective time of the merger. The number of shares of First American common stock to be exchanged in the merger cannot exceed 1.098 shares or be less than 0.8116 shares. The Company has the unilateral right to terminate the Agreement if First American's market price drops below $23.50 and First American has the unilateral right to terminate the Agreement if its market price exceeds $36.50. The Company is also permitted under the Agreement to continue paying its quarterly cash dividend in the amount of $0.095 per share but dividends in the last quarter prior to closing must be coordinated with First American's dividend policy to avoid receipt by the Company's shareholders of either two dividends or no dividends in any calendar quarter. The Agreement also provides for the payment by the Company of a $4.5 million termination fee to First American under certain circumstances as well as other lesser payments between the parties if the merger is not consummated for other reasons.

LENDING ACTIVITIES

         General. Heritage Federal originates loans through its offices located in Sullivan, Washington, Carter, Hawkins, Anderson, Roane and, prior to their sale on August 7, 1992, also originated loans through its now-sold branches located in Wilson, Rutherford, Williamson, Warren and Putnam counties, all of which are in Tennessee. The principal lending activity of the Bank is the origination of conventional mortgage loans for the purpose of purchasing or refinancing owner-occupied, one- to four-family residential properties in each of its primary market areas. Conventional mortgage loans are fixed-rate or adjustable-rate mortgage loans which are not insured or guaranteed by federal agencies. At June 30, 1995, such loans totaled $241.8 million, or 79.4% of the Bank's gross loan portfolio. The Bank also makes conventional mortgage loans for the purpose of constructing one- to four-family residences and loans to construct commercial and multi-family real estate. At June 30, 1995, conventional one- to four-family construction loans totaled $5.2 million, commercial construction loans totaled $1.6 million and multi-

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family real estate construction loans totaled $0.2 million. In addition to conventional loans, the Bank has originated limited amounts of residential mortgage loans insured by the Federal Housing Administration ("FHA") or guaranteed by the Veterans Administration ("VA"). At June 30, 1995, such loans totaled $0.8 million. The Bank also originates consumer loans on a direct basis and some small commercial loans.

         The Bank has sought to reduce its exposure to changes in interest rates by matching more closely the effective maturities or repricings of its interest-sensitive assets and liabilities. In accordance with the Bank's interest rate risk policy, management has emphasized the origination and/or purchase of adjustable-rate mortgages and mortgage-backed securities, intermediate-term fixed-rate mortgages, and short-term consumer loans. However, because of generally declining interest rate levels during the past four fiscal years, there has been increased consumer interest in fixed-rate loans. In order to maintain market share under these changing conditions, the Bank began to originate fixed-rate loans for potential resale to secondary market investors and for its portfolio. In all cases, originations of long-term fixed-rate mortgages are underwritten according to guidelines of the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. Since February 1994, higher interest rates have slowed the trend toward fixed-rate lending and have created renewed interest in adjustable-rate loan balances. However, because of the moderate rise in mortgage rates during most of the Bank's fiscal year ended June 30, 1995, the adjustable-rate component of the Bank's portfolio of mortgage loans and mortgage-backed securities increased only marginally to 68%, with fixed-rate loans comprising 32% as compared to the portfolio mix at June 30, 1994, of 67% and 33%, respectively. The portfolio mix at June 30, 1992 was 53% and 47%, respectively.

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
         Set forth below is selected data relating to the composition of the Bank's loan portfolio by type of loan on the dates indicated. As of June 30, 1995, the Bank had no concentrations of loans exceeding 10% of total loans other than as disclosed below.

                                                                       At June 30,
                                            ----------------------------------------------------------------------
                                                   1995                    1994                     1993
                                            ------------------     ---------------------    --------------------
                                             Amount       %         Amount          %        Amount          %
                                            --------    ------     --------       ------    --------       -----
                                                                   (Dollars in thousands)
Real estate loans:
  Construction (1)........................  $  7,045      2.3%     $ 11,220         3.5%    $ 11,175        3.3%
  One- to four-family residential (1).....   241,756     79.4       253,790        79.9      281,796       83.2
  Multi-family residential................     8,552      2.8         7,714         2.4        6,237        1.9
  Non-residential and other...............    24,101      7.9        24,563         7.7       19,633        5.8
                                            --------    -----      --------       -----     --------      -----
      Total...............................   281,454     92.4       297,287        93.5      318,841       94.2
                                            --------    -----      --------       -----     --------      -----

Consumer loans:
  Loans on deposits.......................     2,224      0.7         2,430         0.8        2,508        0.7
  Home improvement loans (2)..............       994      0.3         1,541         0.5        1,925        0.6
  Education loans.........................         6     --              10        --             14       --
  Automobile..............................       906      0.3           768         0.2          803        0.2
  Other (2)...............................     9,259      3.0         8,114         2.6        8,290        2.5
                                            --------    -----      --------       -----     --------      -----
      Total...............................    13,389      4.3        12,863         4.1       13,540        4.0
                                            --------    -----      --------       -----     --------      -----
Commercial................................    10,093      3.3         7,597         2.4        6,224        1.8
                                            --------    -----      --------       -----     --------      -----
      Total loans.........................   304,936    100.0%      317,747       100.0%     338,605      100.0%
                                                        =====                     =====                   =====

Less:
  Loans in process........................    (3,169)                (3,849)                  (5,598)
  Discounts and other.....................    (1,907)                (2,919)                  (3,524)
  Loan loss allowances....................    (2,327)                (2,279)                  (2,388)
                                              ------               --------                 --------
      Total...............................  $297,533               $308,700                 $327,095
                                            ========               ========                 ========

                                                            At June 30,
                                            -------------------------------------------
                                                    1992                   1991
                                            ------------------     --------------------
                                              Amount      %         Amount          %
                                            ---------   ------     --------       -----
Real estate loans:
  Construction (1)........................  $ 10,609      2.9%     $  7,731         2.1%
  One- to four-family residential (1).....   302,409     81.9       299,572        80.0
  Multi-family residential................     9,838      2.7        12,338         3.3
  Non-residential and other...............    23,338      6.2        28,266         7.5
                                            --------    -----      --------       -----
      Total...............................   346,194     93.7       347,907        92.9
                                            --------    -----      --------       -----

Consumer loans:
  Loans on deposits.......................     3,608      1.0         3,973         1.1
  Home improvement loans (2)..............     2,628      0.7         4,160         1.1
  Education loans.........................        26     --             129        --
  Automobile..............................     1,168      0.3         1,623         0.4
  Other (2)...............................     9,270      2.5        10,029         2.7
                                            --------    -----      --------       -----
      Total...............................    16,700      4.5        19,914         5.3
                                            --------    -----      --------       -----
Commercial................................     6,487      1.8         6,823         1.8
                                            --------    -----      --------       -----
      Total loans.........................   369,381    100.0%      374,644       100.0%
                                                        =====                     =====

Less:
  Loans in process........................    (4,880)                (3,628)
  Discounts and other.....................    (4,248)                (5,111)
  Loan loss allowances....................    (2,338)                (1,926)
                                            --------               --------
      Total...............................  $357,915               $363,979
                                            ========               ========

----------------------------
(1)   Includes loans held for sale.
(2)   Restated for current and prior years due to reclassification.

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         The following table sets forth certain information as of June 30, 1995 regarding the dollar amount of loans maturing in the Bank's portfolio, including scheduled repayments of principal, based on contractual terms to maturity. Demand loans, loans having no schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. The table below does not include any estimate of prepayments, which significantly shorten the average life of all mortgage loans and may cause the Bank's actual repayment experience to differ from that shown below.


                                                Due after
                                     Due in      One Year                            Total
                                    One Year     Through        Due after        Outstanding
                                    or Less     Five Years      Five Years      June 30, 1995
                                    --------    ----------      ----------      -------------
                                                           (In thousands)
Real estate mortgage  . . . . .      $34,462     $121,827        $118,120          $274,409
Real estate-construction  . . .        7,045           --              --             7,045
Consumer  . . . . . . . . . . .       10,318        2,774             297            13,389
Commercial  . . . . . . . . . .        5,938        2,139           2,016            10,093
                                     -------     --------        --------          --------
     Total  . . . . . . . . . .      $57,763     $126,740        $120,433          $304,936
                                     =======     ========        ========          ========



         The following table sets forth as of June 30, 1995 the dollar amount of the loans maturing subsequent to the year ending June 30, 1996 between those with predetermined interest rates and those with adjustable interest rates.


                                             Predetermined            Floating or
                                                  Rate             Adjustable Rates         Total
                                             -------------         ----------------       --------
                                                                    (In thousands)
Real estate mortgage  . . . . . . . . . .        $67,204               $172,743           $239,947
Consumer  . . . . . . . . . . . . . . . .          2,000                  1,071              3,071
Commercial  . . . . . . . . . . . . . . .          2,274                  1,881              4,155
                                                 -------               --------           --------
     Total  . . . . . . . . . . . . . . .        $71,478               $175,695           $247,173
                                                 =======               ========           ========



         One- to Four-Family Real Estate Lending. The Bank's primary lending activity is the origination of conventional loans secured by owner-occupied, one- to four-family residential properties. To a lesser extent, the Bank originates FHA-insured and VA- guaranteed loans secured by such properties. The purchase price for most such properties has been between $50,000 and $250,000. At June 30, 1995, approximately $241.8 million, or 79.4% of the Bank's gross loan portfolio consisted of loans secured by one- to four-family residential real properties which were primarily owner-occupied, detached single-family residences located in the Bank's primary market area.

         The Bank's conventional mortgage loan originations are generally for terms of 15 to 30 years, amortized on a monthly basis, with principal and interest due each month. Residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms. Borrowers may refinance or prepay loans at their option without penalty. Conventional residential mortgage loans granted by the Bank customarily contain "due-on-sale" clauses which permit the Bank to accelerate the indebtedness upon transfer of ownership of the mortgaged property. Additionally, loans insured by the FHA after December 1989 or guaranteed by the VA after March 1988 contain due-on-sale clauses. Due-on-sale clauses are an important means of imposing assumption fees and increasing the rate on existing mortgage loans during periods of rising interest rates and increasing the turnover of mortgage loans in the Bank's portfolio.

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         The Bank's lending policies generally limit the maximum loan-to-value ratio on mortgage loans secured by owner-occupied properties to 95% of the lesser of the appraised value or purchase price, with the condition that private mortgage insurance is required on loans with loan-to-value ratios in excess of 80%. The maximum loan-to-value ratios on mortgage loans secured by non-owner-occupied properties and/or used for refinancing purposes are from 75% to 80%.

         Heritage Federal began originating conventional adjustable-rate residential mortgage loans in the early 1980s and principally originates five-year fixed/one-year adjustable-rate mortgage loans with rate adjustments indexed to the weekly average rate of U.S. Treasury securities adjusted to a constant one-year maturity (the "One-Year Treasury Index"). Following the first five-year, fixed-rate term, the rates at which interest accrues on these mortgages are adjustable once a year with limitations on adjustments of two percentage points per adjustment period and 5.00 percentage points over the life of the loan. The Bank's loan portfolio also includes a limited amount of loans with variable rates tied to other indices and loans which have both longer and shorter adjustment periods. The Bank has a small amount of loans which provide for negative amortization, in which the loan payments may at times be insufficient to pay the interest then due and the unpaid interest is added to the outstanding loan balance so the principal increases rather than decreases as payments are made. Heritage Federal originated $23.5 million of adjustable-rate, one- to four-family mortgage loans during the year ended June 30, 1995.

         There are unquantifiable credit risks resulting from potential increased costs to the borrower as a result of repricing of adjustable-rate mortgage loans. It is possible that during periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase due to the upward adjustment of interest cost to the borrower. Further, the adjustable-rate mortgages originated by the Bank generally provide for initial rates of interest below the rates which would apply were the index used for pricing applied initially. These discounted loans may be subject to increased risk of delinquency or default when the higher, fully-indexed rate of interest subsequently comes into effect, replacing the lower initial rate. In addition, although adjustable-rate mortgage loans allow the Bank to increase the sensitivity of its asset base to changes in interest rates, the extent of this interest sensitivity is limited by the periodic and lifetime interest rate adjustment limitations. Accordingly, there can be no assurance that yields on the Bank's adjustable-rate mortgages will adjust sufficiently to compensate for increases in the Bank's cost of funds.

         Heritage Federal also originates conventional fixed-rate mortgage loans on one- to four-family residential properties. All fixed-rate loans are underwritten according to either FHLMC and FNMA guidelines, utilizing their approved documents, so that the loans qualify for sale in the secondary mortgage market, or pursuant to FHA or VA requirements, so that such loans will either be insured by the FHA or partially guaranteed by the VA. Heritage Federal originated $5.2 million in fixed-rate, one- to four-family mortgage loans during the year ended June 30, 1995 and such loans amounted to $70.9 million or 23.2%, of the Bank's loan portfolio at June 30, 1995.

         Construction Lending. Heritage Federal engages in construction lending, involving loans to qualified borrowers for construction of one- to four-family residential properties and, on a limited basis, involving commercial and multi-family properties. These properties are primarily located in the Bank's market area. At June 30, 1995, the Bank's loan portfolio included $7.0 million of loans secured by properties under construction (including $0.2 million in commercial real estate construction loans and $1.6 million in multi-family real estate construction loans), most of which were construction/permanent loans structured to become permanent loans upon the completion of construction. All construction loans are secured by a first lien on the property under construction. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant. Construction/permanent loans have either fixed- or adjustable-rates and are underwritten in accordance with the same terms and requirements as the Bank's permanent mortgages, except the loans generally provide for disbursement in stages during a construction period of up to twelve months, during which period the borrower is required to make monthly payments of accrued interest on the outstanding loan balance. Interim construction loans generally have fixed interest rates, terms of up to twelve months and a maximum loan-to-value ratio of 80%. Borrowers must satisfy all credit requirements which would apply to the Bank's permanent mortgage loan financing for the subject property. If the borrower obtains mortgage insurance for the portion of the loan in excess of 80% of collateral value, construction/permanent loans may be made up to a maximum loan-to-value ratio of 90%.

         Loans involving construction financing present a greater level of risk than loans for the purchase of existing homes because loan funds are advanced upon the security of the project under construction, which is of uncertain value prior to the completion of construction. The Bank's risk of loss on a construction loan is dependent primarily upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of completion. If the estimate of completed cost proves to be inaccurate, the borrower may be required to contribute additional equity to the project. If the borrower is unable to do so, the Bank may be required to advance funds beyond the amount originally committed. If the estimate of value proves to be inaccurate, the Bank may be confronted, at or prior to the maturity of the loan, with a project having a value that is insufficient to ensure full repayment of the loan.

         Commercial and Multi-Family Real Estate Lending. Heritage Federal has historically engaged in a limited amount of commercial and multi-family real estate lending. This lending has involved loans principally secured by apartment buildings, churches and healthcare facilities. At June 30, 1995, the Bank's commercial and multi-family real estate loan portfolio totaled $32.7 million and included $3.7 million in loans secured by churches, $8.6 million in loans secured by multi-family property and $20.4 million in loans secured by office and retail buildings and other non-residential property. Generally, these loans are made on an adjustable-rate basis for a period of 25 years or less on a loan-to-value ratio of 80% or less, indexed to the One Year Treasury Index and secured by properties located within the market area of the Bank.

         The largest single commercial real estate loan at June 30, 1995, was a $4.2 million loan secured by a medical office building in Kingsport, Tennessee and guaranteed by a major hospital. The next three largest loans at June 30, 1995 are secured by a shopping center in the amount of $2.3 million, an apartment complex in the amount of $2.1 million and a church with a balance of $1.8 million.. All properties securing the Bank's commercial and multi-family real estate loans are inspected by the Bank's lending personnel prior to the loan's inception. The Bank also obtains appraisals on each such property in accordance with applicable regulations.

         Loans secured by commercial and multi-family real estate generally are larger and involve greater risks than one- to four-family residential mortgage loans. Because payments on loans secured by such properties are often dependent on successful operation or management of the properties, repayment of such loans may be subject, to a greater extent, to adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks in a variety of ways, including limiting the loans to one borrower in conformity with OTS regulations and strictly scrutinizing the financial condition of the borrower, the quality of the collateral and the management of the property securing the loan. The Bank also obtains loan guarantees from financially capable parties.

         Consumer Lending. The Bank's consumer loans generally have shorter terms to maturity or repricing and higher interest rates than the long-term, fixed-rate mortgage loans that constitute a substantial part of the Bank's loan portfolio. The Bank's consumer loans primarily comprise automobile loans, loans secured by second mortgages on residences, savings account loans, unsecured term notes and installment loans. At June 30, 1995, the Bank's consumer loans totaled approximately $13.4 million or 4.3% of the Bank's gross loan portfolio.

         Automobile loans are secured by both new and used cars and are generally limited to 80% of this "sticker price" or purchase price, whichever is lower, or the loan value as published by the National Automobile Dealers Association. Automobile loans are only made to the borrower-owners on a direct basis. New cars are financed for a period of up to 60 months while used cars are financed for 42 months or less. Collision insurance and vendor single interest coverage, which insures the title to the Bank, are required on all automobile loans.

         Home equity loans, also referred to as second mortgage loans, are generally made on the security of residences on which the Bank has a first mortgage, normally do not exceed 89% of the appraised value of the residence less the outstanding principal of the first mortgage, and generally have terms of up to five years. Second mortgage loans for five or fewer years may have fixed interest rates, and loans for more than five years have annually adjustable interest rates indexed to the One-Year Treasury Index with a limitation on adjustment of five percentage points above the initial interest rate over the life of the loan. The maximum term of a second mortgage loan generally does not exceed 15 years. At June 30, 1995, total outstanding second mortgage loans amounted to $7.9 million, or 2.6% of the Bank's gross loan portfolio. Home equity lines of credit which require no monthly repayment of principal are restricted to a five year maturity. Because the borrower can borrow up to the entire amount of the credit line at any time during its term, annual financial statements are required and reviewed to determine the continued creditworthiness of the borrower. Longer-term second mortgages require monthly payments of principal and interest.

         The Bank makes savings account loans for up to 90% of the depositor's savings account balance. The interest rate is normally 2% above the rate paid on the savings account, and the account must be pledged as collateral to secure the loan. Savings account loans are payable on demand. At June 30, 1995, total loans on savings accounts were $2.2 million, or 0.7% of the Bank's gross loan portfolio. The Bank also offers credit cards.

         Consumer loans entail a greater risk to the Bank than do residential mortgage loans, particularly in the case of consumer loans which are unsecured or secured by rapidly depreciable assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance because of the greater likelihood of damage, loss or depreciation. Any remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. Such loans may also give rise to claims and defenses by a consumer loan borrower against an assignee of such loans such as the Bank, and a borrower may be able to assert against such assignee claims and defenses which it has against the seller of the underlying collateral. At June 30, 1995, $47,000, or 0.4% of the consumer loan portfolio was past due 90 days or more.

         Commercial Lending. As a federally chartered savings institution, the Bank is authorized to invest up to 10% of its assets in commercial loans not secured by real property. Heritage Federal offers a variety of business loans, including farm loans, equipment loans, inventory loans and occasionally letters of credit. At June 30, 1995, the total commercial loan portfolio was $10.1 million, or 3.3% of the Bank's gross loan portfolio. The largest commercial non-real estate loan is secured by the inventory and accounts receivable of a retail business, in the amount of $643,000. Commercial loans are primarily offered as an accommodation to existing customers and are only offered on a secured basis. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from employment and other income and which are secured by real property whose value tends to be easily ascertainable, commercial loans typically are made based upon the cash flow of his or her business and are generally secured by business assets, such as accounts receivable, equipment and inventory. As a result, the availability of funds for the payment of commercial loans may be substantially dependent on the success of the business itself. Further, the collateral securing the loan may depreciate over time, occasionally cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

         Loan Solicitation and Processing. Loan originations are derived from a number of sources. Residential mortgage loan originations primarily come from walk-in customers and referrals by realtors and previous and present borrowers. Consumer loan applicants are primarily present depositors or mortgage borrowers. Mortgage loans are originated in all of the Bank's offices and are processed and serviced at the Bank's main office in Kingsport. Applications for fixed-rate, one- to four-family real estate loans are underwritten and closed based on FHLMC and

FNMA standards, and other loan applications are underwritten and closed based on the Bank's own loan guidelines. Residential and commercial mortgage loans are required to have title searches, title insurance, and fire and extended coverage insurance.

         Upon receipt of a loan application from a prospective borrower, a credit report and verifications are ordered to verify specific information relating to the loan applicant's employment, income and credit standing. An appraisal of the real estate intended to secure the proposed loan is undertaken by a fee appraiser approved by the Bank.

         The Board of Directors of the Bank has the responsibility and authority for general supervision over the loan policies of the Bank. Under the Bank's lending policies, Vice Presidents currently have the authority to approve residential mortgages in amounts up to $203,150, secured consumer loans up to $100,000, and unsecured consumer loans for up to $25,000. The Senior Vice President for Branch Administration is authorized to approve secured loans in amounts up to $200,000 and unsecured loans up to $100,000. The President and the Executive Vice President may approve secured loans up to $300,000 and unsecured loans up to $200,000. All other loans must be considered for approval by the Loan Committee of the Board of Directors. Branch managers and loan officers may approve loans in amounts up to $25,000 for secured loans and $10,000 for unsecured loans.

         Loan applicants are promptly notified of the decision of the Bank. Interest rates on approved loans are subject to change if the loan is not funded within 60 days after approval. If an approved loan is not funded within the 60 days, management contacts the applicant to determine the loan's status. It has been management's experience that substantially all approved loans are funded.

         Loan Originations, Purchases and Sales. Loan originations decreased 37.1% during fiscal year 1995 to $51,536,000 compared with $81,902,000 in fiscal year 1994 due to: a declining consumer demand for adjustable-rate mortgage loans, which are the Bank's principal source of loan originations; increased competition in the mortgage origination business; a general slowdown in new home construction; and a general decline in the volume of residential loan refinancings. Net loans receivable declined 3.6% to $297,533,000 at June 30, 1995, compared with $308,700,000 at June 30, 1994. This change reflected the net repayment of loans, which slowed significantly during fiscal 1995 from the year-earlier period due to higher market rates and moderating refinancing activity, in excess of new loan originations. As a matter of policy, the Bank is not active in the secondary markets with respect to both purchasing and/or selling loans; however, loans may be sold in order to better manage the Bank's interest rate risk or for other specific business purposes. In such cases, loans are generally sold with servicing rights retained in order to maintain the Bank's customer relationships. At June 30, 1995, the Bank was servicing $7.8 million in loans for others.

         The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") provides that the loans-to-one-borrower limits applicable to national banks apply to savings associations in the same manner and to the same extent. Previously, the Bank was generally authorized to make loans to one borrower, including related entities, in an amount equal to the lesser of 10% of deposits or 100% of regulatory capital. Under the new limits, with certain limited exceptions, loans and extensions of credit to a person outstanding at one time generally shall not exceed 15% of the unimpaired capital and surplus of the savings association. Loans and extensions of credit fully secured by readily marketable collateral may comprise an additional 10% of unimpaired capital and surplus. At June 30, 1995, the Bank had no lending relationship in excess of the new loans-to-one borrower limits.

         Under OTS regulations which became effective March 19, 1993, savings associations must adopt and maintain written policies that establish appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards, including loan-to-value limits that are clear and measurable, loan administration procedures and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies (the "Interagency Guidelines") that have been adopted by the federal bank regulators.

         The Interagency Guidelines, among other things, call upon depository institutions to establish internal loan-to-value limits for real estate loans that are not in excess of the following supervisory limits: (i) for loans secured by raw land, the supervisory loan-to-value limit is 65% of the value of the collateral; (ii) for land development loans (i.e., loans for the purpose of improving unimproved property prior to the erection of structures), the supervisory limit is 75%; (iii) for loans for the construction of commercial, multi-family or other nonresidential property, the supervisory limit is 80%;
(iv) for loans for the construction of one-to-four family properties, the supervisory limit is 85%; and (v) for loans secured by other improved property (e.g., farmland, completed commercial property and other income-producing property including non-owner-occupied, one-to-four family property), the limit is 85%. Although no supervisory loan-to-value limit has been established for owner-occupied, one-to-four family and home equity loans, the Interagency Guidelines state that for any such loan with a loan-to-value ratio that equals or exceeds 90% at origination, an institution should require appropriate credit enhancement in the form of either mortgage insurance or readily marketable collateral.

         The Interagency Guidelines state that it may be appropriate in individual cases to originate or purchase loans with loan-to-value ratios in excess of the supervisory loan-to-value limits, based on the support provided by other credit factors. The aggregate amount of loans in excess of the supervisory loan-to-value limits, however, should not exceed 100% of total capital and the total of such loans secured by commercial, agricultural, multi-family and other non-one-to-four family residential properties should not exceed 30% of total capital. The supervisory loan-to-value limits do not apply to certain categories of loans including loans insured or guaranteed by the U.S. government and its agencies or by financially capable state, local or municipal governments or agencies, loans backed by the full faith and credit of a state government, loans that are to be sold promptly after origination without recourse to a financially responsible party, loans that are renewed, refinanced or restructured without the advancement of new funds, loans that are renewed, refinanced or restructured in connection with a workout, loans to facilitate sales of real estate acquired by the institution in the ordinary course of collecting a debt previously contracted and loans where the real estate is not the primary collateral.

         The following table sets forth certain information with respect to the loan origination and sale activity of the Bank during the periods indicated. There were no loans purchased during fiscal years 1995, 1994, or 1993.


                                                                      Years Ended June 30,
                                                          -------------------------------------------
                                                            1995              1994             1993
                                                          --------          -------          --------
                                                                         (In thousands)

Loans originated:
  Real estate loans:
    Construction loans:
      One- to four-family . . . . . . . . . . . . . . .   $  9,906          $ 10,305         $ 16,640
      Multi-family  . . . . . . . . . . . . . . . . . .         --             1,763               --
      Non-residential and other . . . . . . . . . . . .        220               877            1,224
    Permanent loans:
      One- to four-family . . . . . . . . . . . . . . .     18,845            40,829           31,007
      Multi-family  . . . . . . . . . . . . . . . . . .        104             1,559               --
      Non-residential and other . . . . . . . . . . . .      1,184             8,489              900
    Consumer loans  . . . . . . . . . . . . . . . . . .     16,384            15,270           12,841
    Commercial loans  . . . . . . . . . . . . . . . . .      4,893             2,810            1,724
                                                          --------          --------         --------
      Total loans originated  . . . . . . . . . . . . .   $ 51,536          $ 81,902         $ 64,336
                                                          ========          ========         ========
Loan repayments . . . . . . . . . . . . . . . . . . . .   $ 64,347          $102,760         $ 95,112
                                                          ========          ========         ========
Net increase (decrease) in gross loan portfolio . . . .   $(12,811)         $(20,858)        $(30,776)
                                                          ========          ========         ========


         Interest Rates and Loan Fees. Interest rates charged by the Bank on mortgage loans are primarily determined by competitive loan rates offered in its market area. Mortgage loan rates reflect factors such as general interest rate levels, the supply of money available to the savings industry and the demand for such loans. These factors are in turn affected by general economic conditions, the monetary policies of the Federal government, including the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the general supply of money in the economy, tax policies and governmental budget matters.

         In addition to interest earned on loans, Heritage Federal receives fees for servicing loans for others. Loan servicing fees usually are charged as a percentage (between 0.25% and 0.65%) of the balance of the loans being serviced. During the year ended June 30, 1995, the Bank reported loan servicing fee income of $47,840 and at June 30, 1995 the Bank was servicing $7.8 million in loans for others. In addition to loan servicing fees, the Bank receives fees in connection with loan commitments and originations, loan modifications, late payments, changes of property ownership and for miscellaneous services related to its loans. Income from these activities varies from period to period with the volume and type of loans originated, sold and purchased, which in turn are dependent upon the prevailing mortgage interest rates and their effect on the demand for loans in the markets served by the Bank.

         To the extent that loans are originated or acquired for the portfolio, Statement of Financial Accounting Standards ("SFAS") No. 91 limits immediate recognition of loan origination or acquisition fees as revenues and requires that such income (net of certain deferred loan origination or acquisition costs) be recognized over the estimated lives of the related loans as an adjustment to yield. SFAS No. 91 thus limits the amount of revenue that may be recognized by Heritage Federal at the time it originates or acquires loans. At June 30, 1995, the Bank had $0.9 million of net loan fees that had been deferred and were being recognized as income over the estimated lives of the related loans.

         Non-Performing Loans and Other Problem Assets. Management reviews the Bank's loans on a monthly basis. After residential mortgage loans become past due more than 90 days, the Bank generally establishes an allowance in the amount of uncollected interest. Commercial and multi-family real estate loans generally are placed on non-accrual status if the loan becomes past due more than 90 days, or management concludes that payment in full is not likely. Consumer loans are charged off, or a reserve for any expected loss is established, after they become more than 120 days past due. Loans are charged off when management concludes that they are uncollectible.

         The Bank's collection procedures provide that when a loan becomes past due 30 days, the borrower is contacted either by telephone or by letter, and payment is requested. If payment is not promptly received, the borrower is contacted again, and efforts are made to formulate an affirmative plan to cure the delinquency. After a loan becomes past due 90 days, the Bank generally initiates legal proceedings.

         Real estate acquired by the Bank as a result of foreclosure is classified as real estate owned until such time as it is sold. When such property is acquired, it is recorded at the lower of the unpaid loan balance or its fair market value. Any required write-down of the loan to its fair market value upon foreclosure is charged against the allowance for loan losses.

         The following table sets forth information with respect to the Bank's non-performing loans and other problem assets at the dates indicated. At the dates indicated, there were no accruing loans which were contractually past due 90 days or more as to principal or interest payments.


                                                                      At June 30
                                          -------------------------------------------------------------
                                           1995         1994          1993           1992         1991
                                          -----         ----         ------          -----       ------
                                                               (Dollars in thousands)

Loans accounted for on a
  non-accrual basis: (1)

  Residential . . . . . . . . . . . . .   $ 178         $375         $  506          $  519      $1,277
  Non-residential and other . . . . . .      --           42            675              --          90
  Consumer and commercial . . . . . . .      47           48             97             672         613
                                          -----         ----         ------          ------      ------
      Total . . . . . . . . . . . . . .     225          465          1,278           1,191       1,980

Other non-performing assets (2) . . . .     643          531            625           1,500       1,789
                                          -----         ----         ------          ------      ------
      Total non-performing assets . . .   $ 868         $996         $1,903          $2,691      $3,769
                                          =====         ====         ======          ======      ======
Non-performing loans as a
  percentage of total loans . . . . . .    0.08%        0.15%          0.38%           0.32%      0.54%
                                          =====         ====         ======          ======      ======
Non-performing assets as a
  percentage of total assets  . . . . .    0.16%        0.19%          0.37%           0.50%      0.74%
                                          =====         ====         ======          ======      ======

---------------
(1) Non-accrual status denotes loans on which, in the opinion of management, the collection of additional interest is unlikely. The Bank has generally established an allowance for uncollectible interest, which is netted with the accrued interest receivable, for those mortgage loans that are 90 days past due. The allowance for uncollectible interest is established in an amount equal to all interest previously accrued. The allowance for uncollectible interest on past due loans amounted to $28,611, $26,863, $43,112, $92,328 and
         $179,675 at June 30, 1995, 1994, 1993, 1992 and 1991, respectively.

(2) Other non-performing assets represents property acquired by the Bank through foreclosure or repossession, in-substance foreclosure, and other repossessed collateral as well as restructured loans.. Real estate properties acquired through loan foreclosure and loans foreclosed in substance are initially recorded at the lower of the related loan balance, less any specific allowance for loss, or fair value at the date of foreclosure. Real estate acquired in settlement of loans is carried at the lower of cost or net realizable value. At June 30, 1995, the Bank's only real estate acquired in settlement of loans was fully reserved.

         Asset Classification and Allowance for Loan Losses. Federal regulations require savings associations to review their assets on a regular basis and to classify them as "substandard," "doubtful" or "loss," if warranted. Assets classified as "substandard" or "doubtful" require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified as "loss," the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified as "loss," or charge off such amount. An asset which does not currently warrant classification but which possesses weaknesses or deficiencies deserving close attention is required to be designated as "special mention." Currently, general loss allowances established to cover possible losses related to assets classified "substandard" or "doubtful" may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital. See "Regulation of the Bank -- Regulatory Capital Requirements." OTS examiners may disagree with the insured institution's classifications and amounts reserved. If an institution does not agree with an examiner's classification of an asset, it may appeal this determination to the OTS. The Bank has determined that at June 30, 1995 it had $2.0 million in assets classified as "substandard," no assets classified as "doubtful" and $0.3 million in assets classified as "loss." The Bank did not have any assets designated as "special mention" at June 30, 1995.

         In originating loans, the Bank recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. The allowance for loan losses is based on, among other things, the Bank's and the industry's historical loan loss experience, management's evaluation of economic conditions and management's regular reviews of delinquencies and loan portfolio quality. The Bank increases its allowance for loan losses by charging provisions for possible loan losses against the Bank's income.

         General allowances are made pursuant to management's assessment of risk in the Bank's loan portfolio as a whole. Specific allowances are provided for individual loans when ultimate collection is considered questionable by management after reviewing the current status of loans which are contractually past due and considering the net realizable value of the security for the loan.

         The OTS, along with the other federal banking regulators, has adopted a joint policy statement on the adequacy of general valuation allowances applicable to all federally-insured depository institutions. The policy statement provides that the primary responsibility for judging the adequacy of general valuation allowances lies with management. Examiners will evaluate the methodology and process used by management to establish such allowances. In addition, examiners will judge the adequacy of the allowance by calculating whether the allowance is at least equal to the following percentages of assets:
(i) the amount of estimated credit losses estimated to result over the next twelve months from unclassified and Special Mention assets based on annual net charge-offs experienced during the previous two or three years; (ii) 15% of Substandard assets; and (iii) 50% of Doubtful assets.

         As a result of the declines in regional real estate market values and the significant losses experienced by many financial institutions, there has been a greater level of scrutiny by regulatory authorities of the loan portfolios of financial institutions undertaken as part of the examination of the institution by the FDIC, OTS or other federal or state regulators. Results of recent examinations indicate that these regulators may be applying more conservative criteria in evaluating real estate market values, requiring significantly increased provisions for potential loan losses. While the Bank believes it has established its existing allowances for loan losses in accordance with generally accepted accounting principles, there can be no assurance that regulators, in reviewing the Bank's loan portfolio, will not request the Bank to significantly increase its allowance for loan losses, thereby adversely affecting the Bank's financial condition and earnings.

         Because of the wide market area served by the Bank and the strong employment base in its two major markets, the general economic problems facing the country are generally much less pronounced in the areas served by the Bank. Moreover, the sale during fiscal year 1993 of the middle Tennessee branches, which were located in an area characterized by real estate values which had declined after significant appreciation in the 1980s and a rise in personal bankruptcies, has allowed the Bank to focus its efforts on its more profitable branches located in its two remaining service areas. While the Bank did retain the loans associated with the middle Tennessee branches, management believes that appropriate reserves have been established against these loans, and originations in that area have ceased.

         For fiscal years 1995, 1994 and 1993, the Bank provided approximately $82,000, $487,300 and $595,000, respectively, for loan losses. Total charge-offs decreased to $39,800 during fiscal year 1995 from $600,058 during fiscal year 1994 and $558,300 during fiscal year 1993. At June 30, 1995, the allowance for possible loan losses represented 1,034.22 % of total non-accrual loans and loans past due more than 90 days compared to 490.03% and 186.9% at June 30, 1994 and 1993, respectively.

         The following table sets forth an analysis of the Bank's allowance for loan losses for the periods indicated.

                                                              Year Ended June 30,
                                          -------------------------------------------------------------
                                           1995        1994          1993            1992        1991
                                          ------      ------        ------          ------      ------
                                                             (Dollars in thousands)
Balance at beginning of period  . . . .   $2,279      $2,388        $2,338          $1,926      $  532
Loans charge-off:                         ------      ------        ------          ------      ------
  Real estate mortgage
    One- to four-family . . . . . . . .       (6)         (9)           --             (15)         (2)
    Commercial (1)  . . . . . . . . . .       --        (495)           --             (99)         --
  Consumer  . . . . . . . . . . . . . .      (28)        (64)         (143)           (130)        (13)
  Commercial  . . . . . . . . . . . . .       (6)        (32)         (415)           (100)        (90)
                                          ------      ------        ------          ------      ------
      Total charge-offs . . . . . . . .      (40)       (600)         (558)           (344)       (105)
                                          ------      ------        ------          ------      ------
Recoveries:
  One- to four-family . . . . . . . . .       --          --             8              --          --
  Consumer  . . . . . . . . . . . . . .        6           4             5               7           3
                                          ------      ------        ------          ------      ------
      Total recoveries  . . . . . . . .        6           4            13               7           3
                                          ------      ------        ------          ------      ------

Net loans charged-off . . . . . . . . .      (34)       (596)         (545)           (337)       (102)
                                          ------      ------        ------          ------      ------

Provision for possible loan losses  . .       82         487           595             749       1,496
                                          ------      ------        ------          ------      ------
Balance at end of period  . . . . . . .   $2,327      $2,279        $2,388          $2,338      $1,926
                                          ======      ======        ======          ======      ======

Ratio of allowance for loan
  losses to gross loans (2) . . . . . .     0.76%        0.72%        0.71%           0.63%       0.51%
                                          ======      ======        ======          ======      ======

Ratio of net charge-offs to average
  loans outstanding during period . . .     0.01%        0.19%        0.16%           0.09%       0.03%
                                          ======      ======        ======          ======      ======

--------------------
(1)      Includes multi-family, non-residential and other real estate.

(2) Before deductions for loans in process, unamortized discount and loan loss allowances.

         The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.


                                                                                At June 30,
                                          ------------------------------------------------------------------------------------------
                                                     1995                          1994                         1993
                                          ---------------------------  ----------------------------    -----------------------------
                                                  % of                          % of                            % of
                                                  Loans                         Loans                           Loans
                                                  in Each   % of                in Each    % of                 in Each    % of
                                                  Category  Allowance           Category   Allowance            Category   Allowance
                                                  to Total  to Total            to Total   to Total             to Total   to Total
                                          Amount  Loans(1)  Loans(1)   Amount   Loans(1)   Loans(1)    Amount   Loans(1)   Loans(1)
                                          ------  --------  ---------  ------   --------   --------    ------   --------   ---------
                                                                         (Dollars in thousands)
Real estate mortgage:
  One- to four-family (2) . . . . . . .   $1,224   79.33%     0.39%    $1,224    79.87%      0.39%     $1,117    83.22%      0.33%
  Commercial (3)  . . . . . . . . . . .       --   10.71        --         --    10.16        --          146     7.64       0.04
  Construction (4)  . . . . . . . . . .       --    2.31        --         --     3.53        --           --     3.30        --
  Consumer  . . . . . . . . . . . . . .    1,087    4.34      0.36      1,030     4.05       0.32         933     4.00       0.28
  Commercial  . . . . . . . . . . . . .       16    3.31      0.01         25     2.39       0.01         192     1.84       0.06
                                          ------  ------      ----     ------   ------       ----      ------   ------       ----
    Total allowance for loan losses . .   $2,327  100.00%     0.76%    $2,279   100.00%      0.72%     $2,388   100.00%      0.71%
                                          ======  ======      ====     ======   ======       ====      ======   ======       ====


                                                                     At June  30,
                                              ----------------------------------------------------------
                                                         1992                           1991
                                              ---------------------------    ---------------------------
                                                      % of                           % of
                                                      Loans                          Loans
                                                      in Each    % of                in Each    % of
                                                      Category   Allowance           Category   Allowance
                                                      to Total   to Total            to Total   to Total
                                              Amount  Loans(1)   Loans(1)    Amount  Loans(1)   Loans(1)
                                              ------  --------   --------    ------  --------   --------
                                                               (Dollars in thousands)
Real estate mortgage:
  One- to four-family (2) . . . . . . .       $  901   81.87%      0.24%     $  719   79.96%      0.19%
  Commercial (3)  . . . . . . . . . . .           --    8.98         --          --   10.84         --
  Construction (4)  . . . . . . . . . .           --    2.87         --          --    2.06         --
  Consumer  . . . . . . . . . . . . . .        1,225    4.52       0.33         830    5.32       0.22
  Commercial  . . . . . . . . . . . . .          212    1.76       0.06         377    1.82       0.10
                                              ------  ------       ----      ------  ------       ----
    Total allowance for loan losses . .       $2,338  100.00%      0.63%     $1,926  100.00%      0.51%
                                              ======  ======       ====      ======  ======       ====

--------------------
(1) Before deductions for loans in process, unamortized discount and loan loss allowances.
(2)      Includes loans held for sale.
(3)      Includes multi-family, non-residential and other real estate.
(4)      Includes residential and commercial construction loans.

INVESTMENT ACTIVITIES

         Heritage Federal is required under federal regulations to maintain a minimum amount of liquid assets, which can be invested in specified short-term securities, and is also permitted to make certain other investments. See "Regulation of the Bank -- Liquidity Requirements." It has generally been Heritage Federal's policy to maintain a liquidity portfolio in excess of the amount required to satisfy regulatory requirements and the Bank's average daily liquidity ratio of 19.25% for the month of June 1995 exceeded the 5% regulatory requirement. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives, management's judgment as to the attractiveness of the yields then available in relation to other opportunities, its expectations of the level of yield that will be available in the future and its projections as to the short-term demand for funds to be used in the Bank's loan origination and other activities.

         The general objectives of Heritage Federal's investment policy are to
(1) protect Heritage Federal's depositor resources, (2) maintain liquidity levels to meet the operational needs of the Bank and applicable regulatory requirements, (3) reduce credit risk by investing in high quality, diverse investments, (4) serve as a hedge against significant interest rate shifts, (5) contribute to earnings in a stable and dependable manner without compromising the goals of liquidity and safety, and (6) provide collateral for pledging needs. The Bank's investment activities are conducted by the investment officer and senior management and supervised by the Board of Directors. An investment policy has been adopted by the Board which provides for maintenance of the investment portfolio for the purpose of providing earnings and ensuring a minimum liquidity reserve. In accordance with the investment policy, management has primarily invested in U.S. Treasury debt securities backed by the full faith and credit of the United States, debt obligations issued by U.S. government-sponsored enterprises ("GSE's") such as the Federal National Mortgage Association ("FNMA") or Federal Home Loan Mortgage Corporation ("FHLMC"), mortgage-backed securities issued by FNMA, FMLMC, or guaranteed by the Government National Mortgage Association ("GNMA"), federal funds sold, and interest-bearing deposits in other banks. General obligation and bank-qualified bonds of municipalities within the market areas served by the Bank and which are considered to possess acceptable credit and limited default risk are also considered for investment. In addition, the Bank also invests in collateralized mortgage obligations ("CMOs") when management determines that such obligations represent appropriate investment vehicles. At June 30, 1995, the Bank had CMO balances of approximately $14.9 million, representing approximately 7.2% of the total investment portfolio. At June 30, 1995, fixed-rate CMOs amounted to approximately $4.0 million, consisting principally of such types meeting the regulatory definition of non-high risk mortgage derivatives. Adjustable-rate CMOs totaled approximately $10.9 million at June 30, 1995, funded principally by a floating-rate advance from the FHLB of Cincinnati.

         Although mortgage-backed securities yield from 60 to 100 basis points less than whole loans, they present substantially lower credit risk and are more liquid than individual mortgage loans and may be used to collateralize obligations of the Bank. Because the Bank receives regular payments of principal and interest from its mortgage-backed securities, these investments provide more consistent cash-flows than investments in other debt securities which generally only pay principal at maturity. Mortgage- backed securities also help the Bank meet certain definitional tests for favorable treatment under federal banking and tax laws. See "Regulation of the Bank -- Qualified Thrift Lender Test" and "Taxation."

         Mortgage-backed securities, however, expose the Bank to certain unique risks. In a declining rate environment, accelerated prepayments of loans underlying these securities expose the Bank to the risk that it will be unable to obtain comparable yields upon reinvestment of the proceeds. In the event the mortgage-backed security has been funded with an interest-bearing liability with a maturity comparable to the original estimated life of the mortgage-backed security, the Bank's interest rate spread could be adversely affected. Conversely, in a rising interest rate environment, the Bank may experience a lower than estimated rate of repayment on the underlying mortgages, effectively extending the estimated life of the mortgage-backed security and exposing the Bank to the risk that it may be required to fund the asset with a liability bearing a higher rate of interest. The Bank seeks to minimize the effect of extension risk by focusing on investments in adjustable-rate and/or relatively short-term (five to seven year maturity) balloon types of mortgage-backed securities.

         During 1992, the Federal Financial Institutions Examination Council ("FFIEC") issued a policy, which has since been adopted by all principal regulatory authorities, regarding the suitability of investment in certain mortgage derivative securities, including CMOs. This policy establishes a three part risk measurement test for fixed-rate, and a one part test for floating-rate, derivative instruments. Securities failing any one of the tests are deemed to be "unsuitable" investments and must be transferred into a "trading" portfolio reported at market value. At June 30, 1995, all of the Bank's securities included in its investment portfolio met the criteria established by the policy for continued classification as suitable investments.

         The Board of Directors of the Bank has authorized a trading account in an amount not to exceed $8,000,000 for the purpose of taking advantage of favorable short-term market conditions. The Bank's investment policy specifies that securities traded within this account must be U.S. Treasury or agency obligations, and losses may not exceed the lesser of $10,000 per trade or $25,000 per month. The trading account is administered by the Chief Financial Officer and the Investment Manager. Securities positions in the trading account are reported to the Board of Directors on a monthly basis. During the year ended June 30, 1995, no securities were traded. At June 30, 1995, there were no securities held in the trading account. It is anticipated that any future activity in the trading account will involve medium-term U.S. Treasury Notes or GNMA mortgage-backed securities.

         The Bank adopted on a prospective basis SFAS No. 115 at the beginning of fiscal year 1995, and in doing so, designated a portion of its investment portfolio as available for sale. Securities designated as available for sale consist of U. S. Treasury notes with laddered maturities, amounting to approximately $20,000,000 in principal face value at June 30, 1995. The fair value of these securities at June 30, 1995, with unrealized gains or losses, net of taxes, of approximately $84,000 reflected as a separate component of stockholders' equity, totaled $20,213,000. At that date, available for sale securities had a weighted average life of approximately 1.1 years. The Bank anticipates the available for sale portion of its investment portfolio will be maintained as necessary in order to satisfy its liquidity needs. In the event funds are needed for deposit account withdrawals, loan demand or other liquidity purposes, these securities could be liquidated. For additional information, see
Note 3 of Notes to Consolidated Financial Statements.

         The following table sets forth the book value of the Bank's investment portfolio at the dates indicated. At June 30, 1995, the market value of the Bank's investment portfolio was $206.1 million.


                                                                 Years Ended June 30,
                                                          ----------------------------------
                                                            1995         1994         1993
                                                          --------     --------     --------
                                                                    (In thousands)
Investment and mortgage-backed securities:

Available for sale *
   U.S. government obligations  . . . . . . . . . . . .   $ 20,213     $     --     $     --

Held to maturity
   U.S. government and agency securities  . . . . . . .     71,686       75,182       72,322
   Collateralized mortgage obligations  . . . . . . . .     14,942        5,615        8,851
   Mortgage-backed securities . . . . . . . . . . . . .     83,995       92,558       60,089

Other investments:
   Federal funds sold . . . . . . . . . . . . . . . . .      7,000        3,000        9,075
   Equity securities  . . . . . . . . . . . . . . . . .         --           --        8,000
   Interest-earning deposits  . . . . . . . . . . . . .      5,593        2,295        4,022
   FHLB stock . . . . . . . . . . . . . . . . . . . . .      4,057        3,808        3,628
                                                          --------     --------     --------
       Total investments  . . . . . . . . . . . . . . .   $207,486     $182,458     $165,987
                                                          ========     ========     ========

---------------
* The Bank implemented SFAS No. 115 during the first quarter of fiscal year 1995. Available-for-sale securities are shown at estimated market value at June 30, 1995. All investments in fiscal years 1994 and 1993 were classified in accordance with management's positive intent to hold such investments to maturity.

         The following table sets forth the scheduled maturities, carrying values, market values and average yields for the Bank's investment portfolio at June 30, 1995.



                                                                                                At June 30,
                                              --------------------------------------------------------------------------------------
                                                                      After One Through     After Five Through
                                                One Year or Less          Five Years            Ten Years           After Ten Years
                                              -------------------    -------------------    -------------------   ------------------
                                                         Weighted               Weighted               Weighted             Weighted
                                              Carrying   Average     Carrying   Average     Carrying   Average    Carrying  Average
                                               Value      Yield        Value     Yield        Value     Yield       Value    Yield
                                              --------   --------    --------   --------    --------   --------   --------  --------
                                                                              (Dollars in thousands)
Investment and mortgage-backed securities:

Available for sale (1)
   U.S. government
      obligations..........................   $ 7,072      6.20%     $13,141      6.47%     $   --       -- %     $     --      -- %

Held to maturity
   Collateralized mortgage
     obligations...........................       --        --           748      6.85        2,032     6.33        12,162    7.68
   U.S. government and
     agency securities (2).................     5,048      6.64       40,391      5.98       24,247     6.76         2,000    7.88
   Mortgage-backed securities..............       919      8.07       15,137      6.02        5,716     6.40        62,223    6.13

Other investments:
   Federal funds sold......................     7,000      6.05          --        --           --       --            --       --
   Interest-earning deposits
     and certificates of
     deposit...............................     5,593      5.95          --        --           --       --            --       --
   FHLB stock..............................       --        --           --        --           --       --         4,057     6.63
                                              -------                -------                -------               --------
       Total...............................   $25,632      6.26%     $69,417      6.09%     $31,995     6.67%     $ 80,442    6.43%
                                              =======                =======                =======               ========



                                                       At June 30,
                                              -------------------------------
                                                 Total Investment Portfolio
                                              -------------------------------
                                                                     Weighted
                                              Carrying    Market     Average
                                                Value     Value       Yield
                                              --------    --------   --------
                                                   (Dollars in thousands)
Investment and mortgage-backed securities:

Available for sale (1)
   U.S. government
      obligations..........................   $ 20,213    $ 20,213     6.38%

Held to maturity
   Collateralized mortgage
     obligations...........................      14,942     15,333     7.45
   U.S. government and
     agency securities (2).................      71,686     70,925     6.34
   Mortgage-backed securities..............      83,995     83,012     6.15

Other investments:
   Federal funds sold......................       7,000      7,000     6.05
   Interest-earning deposits
     and certificates of
     deposit...............................       5,593      5,593     5.95
   FHLB stock..............................       4,057      4,057     6.63
                                               --------   --------
       Total...............................    $207,486   $206,133     6.33%
                                               ========   ========


---------------------
(1) All values shown for available for sale securities are estimated market values at June 30, 1995.
(2) Yields on tax-exempt obligations have been computed on a tax-equivalent basis.

DEPOSIT ACTIVITY AND OTHER SOURCES OF FUNDS

         GENERAL. Deposits are the primary source of the Bank's funds for lending, investment activities and general operational purposes. In addition to deposits, Heritage Federal derives funds from loan principal and interest repayments, maturities of investment securities and interest payments thereon. Although loan repayments are a relatively stable source of funds, deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds, or on a longer term basis for general operational purposes.

         DEPOSITS. The Bank attracts deposits principally from within its primary market areas by offering a variety of deposit instruments, including checking accounts, money market accounts, regular savings accounts, retirement savings plans, and certificates of deposit which range in maturity from seven days to four years. Deposit terms vary according to the minimum balance required, the length of time the funds must remain on deposit and the interest rate. Maturities, terms, service fees and withdrawal penalties for its deposit accounts are established by the Bank on a periodic basis. Heritage Federal generally reviews its deposit mix and pricing on a weekly basis. In determining the characteristics of its deposit accounts, Heritage Federal considers the rates offered by competing institutions, funds acquisition and liquidity requirements, growth goals, and federal regulations. The Bank does not accept brokered deposits due to the volatility and rate sensitivity of such deposits.

         Heritage Federal competes for deposits with other institutions in its market areas by offering deposit instruments that are competitively priced and providing customer service through convenient and attractive offices, knowledgeable and efficient staff, and hours of service that meet customers' needs. To provide additional convenience, Heritage Federal maintains Automatic Teller Machines at branches through which customers can gain access to their accounts at any time.

         Heritage Federal began offering commercial demand deposit accounts in 1981 in order to attract local businesses to the Bank. Commercial account customers are encouraged to use the Bank for all of their banking activities. Such accounts totaled $25.7 million, or 5.7% of total deposits, at June 30, 1995.

         Deposits in the Bank as of June 30, 1995 were represented by the various programs described below.

Interest      Minimum                                                  Minimum        Balances     Percentage of
  Rate          Term                    Category                       Amount      (in thousands)  Total Savings
--------      -------                   --------                       -------     --------------  -------------
2.25%         None                NOW and Demand Accounts (1)          $    100       $ 66,983         14.91%
2.75%         None                Passbook Savings                           10         68,433         15.23%
3.31%         None                Money Market Deposit Accounts           2,500         17,845          3.97%
2.50%         None                Super NOW Accounts                      2,500          7,514          1.67%
                                                                                      --------        ------
                                  Total                                               $160,775         35.78%
                                                                                      --------        ------
                                  Certificates of Deposit

2.34%         7-31 Day            Fixed-Term, Fixed-Rate               $  2,500       $    574          0.13%
2.51%         31-92 Day           Fixed-Term, Fixed-Rate                  2,500            340          0.08%
3.10%         92-181 Day          Fixed-Term, Fixed-Rate                  2,500            661          0.15%
4.06%         6 Month             Fixed-Term, Fixed-Rate                  2,500         31,789          7.07%
5.96%         7 Month             Fixed-Term, Fixed-Rate                  2,500         28,625          6.37%
4.91%         12 Month            Fixed-Term, Fixed-Rate                  1,000         28,687          6.38%
5.89%         13 Month            Fixed-Term, Fixed-Rate                  1,000         61,729         13.74%
5.27%         18 Month            Fixed-Term, Fixed-Rate                  1,000          9,548          2.12%
5.54%         24 Month            Fixed-Term, Fixed-Rate                  1,000         12,963          2.88%
5.35%         30 Month            Fixed-Term, Fixed-Rate                  1,000         27,254          6.07%
5.39%         36 Month            Fixed-Term, Fixed-Rate                  1,000          9,013          2.01%
5.89%         48 Month            Fixed-Term, Fixed-Rate                  1,000         23,852          5.31%
4.52%         12 Month            IRA Fixed-Term (Variable)                  25          6,698          1.49%
5.80%         Jumbo (2)           Fixed-Term, Fixed-Rate                100,000         17,251          3.84%
5.91%         Other               Fixed-Term, Fixed-Rate                 10,000         29,559          6.58%
                                                                                      --------        ------
                                  Total certificates                                  $288,543         64.22%
                                                                                      --------        ------
                                  Total deposits                                      $449,318        100.00%
                                                                                      ========        ======

--------------------
(1)      Includes non-interest-bearing demand accounts.
(2)      Reflects certificates of deposits greater than $100,000.

     The following table sets forth the change in dollar amount of deposits in the various types of accounts offered by the Bank between the dates indicated.

                                                 At June 30, 1995                  At June 30, 1994           At June 30, 1993
                                         -----------------------------   -------------------------------    --------------------
                                                             Increase                          Increase
                                                            (Decrease)                        (Decrease)
                                                    % of    from Prior                % of    from Prior                  % of
                                        Balance   Deposits     Year      Balance   Deposits      Year       Balance     Deposits
                                        -------   --------  ----------   -------   --------   ----------    -------     --------
                                                                             (Dollars in thousands)
Now and demand accounts (1) . . . . .   $ 66,983   14.91%   $ (6,084)   $ 73,067     16.21%    $ 4,998     $ 68,069      14.80%
Jumbo certificates (2)  . . . . . . .     17,251    3.84       7,986       9,265      2.06       1,298        7,967       1.73
Super NOW and Money Market Deposit
  Accounts  . . . . . . . . . . . . .     25,359    5.64      (9,693)     35,052      7.78      (1,362)      36,414       7.92
Passbook and regular savings  . . . .     68,433   15.23     (23,008)     91,441     20.28       4,874       86,567      18.82
7-181 day certificates  . . . . . . .      1,575    0.36      (1,265)      2,840       .63        (373)       3,213       0.70
6 month certificates  . . . . . . . .     31,789    7.07     (30,690)     62,479     13.85      (8,214)      70,693      15.36
7 month certificates  . . . . . . . .     28,625    6.37      28,625          --        --          --           --         --
12 month certificates . . . . . . . .     28,687    6.38     (21,652)     50,339     11.17      (3,826)      54,165      11.78
13 month certificates . . . . . . . .     61,729   13.74      61,729          --        --          --           --         --
18 month certificates . . . . . . . .      9,548    2.12      (2,253)     11,801      2.62         302       11,499       2.50
30 month certificates . . . . . . . .     27,254    6.07      (6,706)     33,960      7.52      (5,005)      38,965       8.47
Negotiable  . . . . . . . . . . . . .     29,559    6.58      (1,539)     31,098      6.90         322       30,776       6.69
Other . . . . . . . . . . . . . . . .     52,526   11.69       3,049      49,477     10.98      (2,188)      51,665      11.23
                                        --------  ------    --------    --------    ------     -------     --------     ------
    Total . . . . . . . . . . . . . .   $449,318  100.00%   $ (1,501)   $450,819    100.00%    $(9,174)    $459,993     100.00%
                                        ========  ======    ========    ========    ======     =======     ========     ======

--------------------
(1)      Includes non-interest-bearing demand accounts.

(2)      Reflects certificates of deposits greater than $100,000.

         The following tables set forth the average balances and interest rates based on month-end balances for interest-bearing demand deposits and time deposits as of the dates indicated.

                                                                    Year Ended June 30,
                             ---------------------------------------------------------------------------------------------------
                                         1995                              1994                               1993
                             ------------------------        --------------------------        ----------------------------
                             Interest-                       Interest-                         Interest-
                             Bearing                          Bearing                           Bearing
                              Demand    Savings    Time       Demand     Savings     Time        Demand     Savings      Time
                             Deposits   Deposits  Deposits   Deposits    Deposits   Deposits    Deposits    Deposits    Deposits
                             ---------------------------------------------------------------------------------------------------
                                                        (Dollars in thousands)

Average balance . . . . .    $92,440    $79,116   $262,357    $100,423    $91,075    $262,928    $90,336    $82,091     $280,539
Average rate  . . . . . .       2.53%      2.75%      4.69%       2.35%      2.80%       4.16%      2.79%      3.35%        4.85%

         The following table sets forth the time deposits in the Bank classified by rates as of the dates indicated.

                                                                                  At June 30,
                                                                   ------------------------------------
                 Rate                                              1995           1994             1993
              ----------                                           ----           ----             ----
                                                                              (In thousands)
              4.00% and under . . . . . . . . . . . . . . . .    $ 15,415       $145,247         $151,753
              4.01% -  6.00%  . . . . . . . . . . . . . . . .     178,065         99,393           89,517
              6.01% -  8.00%  . . . . . . . . . . . . . . . .      94,592          6,171           25,515
              8.01% -  9.50%  . . . . . . . . . . . . . . . .         471            448            2,043
              9.51% - 11.50%  . . . . . . . . . . . . . . . .          --             --               --
              11.51% and above  . . . . . . . . . . . . . . .          --             --              115
                                                                 --------       --------         --------
                                                                 $288,543       $251,259         $268,943
                                                                 ========       ========         ========

         The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity as of June 30, 1995.

                                                                      Certificates
                           Maturity Period                             of  Deposit
                           ---------------                            ------------
                                                                     (In thousands)
                           Three months or less . . . . . . . . . .      $13,970
                           Over three through six months  . . . . .        8,965
                           Over six through twelve months . . . . .       17,226
                           Over twelve months . . . . . . . . . . .        7,690
                                                                         -------
                               Total  . . . . . . . . . . . . . . .      $47,851
                                                                         =======

         The following table sets forth the Bank's deposit activities for the periods indicated.

                                                                           Years Ended June 30,
                                                             ------------------------------------------
                                                             1995               1994               1993
                                                             ----               ----               ----
Deposits  . . . . . . . . . . . . . . . . . . . . . . .   $1,359,160        $1,394,825         $1,407,913
Withdrawals . . . . . . . . . . . . . . . . . . . . . .    1,374,786         1,417,582          1,460,702
                                                          ----------        ----------         ----------
  Net decrease before interest credited . . . . . . . .      (15,626)          (22,757)           (52,789)
Interest credited . . . . . . . . . . . . . . . . . . .       14,125            13,583             15,853
                                                          ----------        ----------         ----------
  Net increase (decrease) in savings deposits . . . . .   $   (1,501)       $   (9,174)        $  (36,936)
                                                          ==========        ==========         ==========

          The net decrease in deposits before and after interest credited for the year ended June 30, 1993 primarily reflects the Bank's sale, on August 7, 1992, of its five branch offices in the middle Tennessee area. The buyer, Trans Financial Federal Savings Bank, assumed approximately $55 million in deposits. The Bank's deposits in its other thirteen remaining branches increased approximately 4.0% during fiscal year 1993. During fiscal year 1994, the Bank's deposits declined 2.0%. Management believes the decline in deposits during fiscal year 1994 was primarily attributable to the disintermediation behavior of retail customers in a period of relatively low market interest rates. With savings rates being the lowest offered by banks in many years, some depositors sought higher yields. Alternative investment vehicles such as annuities and mutual funds assumed a greater prominence in the marketplace, with investments in such vehicles rising significantly during the period in spite of an upward trend in interest rates during the second half of fiscal year 1994. During fiscal year 1995, deposits declined $1.5 million, or .3%. Monetary policy restraint by the Federal Reserve caused interest rates to move higher throughout most of the fiscal year. With higher market interest rates prevailing, interest rate differentials between transaction accounts

(such as NOW accounts and regular savings) and certificates of deposit reached greater levels than those seen in the previous two years. This prompted a considerable movement of depositor funds from lower interest-bearing accounts to higher-yielding deposit products. This environment created increased competition among financial institutions as many interest-rate-sensitive deposit customers sought the best yields available in the marketplace. In response to high-yielding alternative investment vehicles offered by the Bank's competition, the Bank began offering seven- and 13-month certificates of deposit accounts in July, 1994. Rates offered on these products were very competitive in relation to other comparable investments available to deposit customers. This pricing strategy allowed the Bank to retain the majority of its maturing interest-sensitive deposits during the fiscal year, as well as minimizing its marginal interest expense.

         BORROWINGS. Savings deposits historically have been the primary source of funds for the Bank's lending, investment, and general operating activities. The Bank is authorized, however, to use advances from the FHLB of Cincinnati to supplement its supply of lendable funds and to meet deposit withdrawal requirements. The FHLB of Cincinnati functions as a central reserve bank providing credit for savings institutions and certain other member financial institutions. As a member of the FHLB System, Heritage Federal is required to own stock in the FHLB of Cincinnati and is authorized to apply for advances. Advances are pursuant to several different programs, each of which has its own interest rate and range of maturities. Heritage Federal may obtain advances from the FHLB of Cincinnati subject to underwriting approval. The Bank currently has approval for a cash management advance in the amount of $25.0 million, which can be accessed immediately should the need arise. The Bank has executed a blanket pledge of its mortgage loan portfolio as collateral for all outstanding advances from the FHLB. The Bank had approximately $18.1 million of advances outstanding at June 30, 1995, and these advances were obtained for the purpose of increasing the Bank's net interest income through the funding of additional purchases of mortgage-backed securities and CMO's.

TRUST ACTIVITIES

         The Bank has offered personal trust services since 1985. The Bank acts as trustee for discretionary and non-discretionary accounts. The Bank's trust activities include the administration of estates and testamentary trusts, acting as trustee for profit-sharing plans and self-directed individual retirement accounts, and acting in a variety of other fiduciary and custodial capacities. At June 30, 1995, the Bank's Trust Department had $26.2 million in assets under management.

SUBSIDIARY ACTIVITIES

         As a federally chartered savings bank, Heritage Federal is permitted to invest an amount equal to 2% of its assets in subsidiaries with an additional investment of 1% of assets where such investment serves primarily community, inner-city and community development purposes. Under such limitations, as of June 30, 1995 Heritage Federal was authorized to invest up to approximately $15.5 million in the stock of or loans to subsidiaries, including the additional 1% investment for community inner-city and community development purposes. Heritage Federal may currently invest up to 50% of its regulatory capital in conforming first mortgage loans to subsidiaries in which it owns 10% or more of the capital stock.

         The Bank's only service corporation is Citizens Financial, in which its investment was $1.8 million at June 30, 1995. The activities of Citizens Financial are currently not significant. Citizens Financial's principal activity is that of a title insurance agency. Approximately 80% of its policies are generated by the Bank's lending activity, with the remainder related to local attorneys' activities and national referrals. Citizens Financial is an agent of Ticor Title Insurance Company and Old Republic National Title Insurance Company. In August 1993, Citizens Financial entered into a three-year agreement with third-party vendors under which the vendors sold annuities and securities in the thirteen branch offices of the Bank and Citizens Financial will leased space to the vendors. Citizens Financial received a percentage of the commissions related to the sale of those products and did not assume any related risk or expense, except as to certain supplies and office equipment. The sales operations commenced at the end of September 1993. This arrangement continued throughout most of fiscal year 1995.

         SAIF-insured savings institutions such as Heritage Federal must give the FDIC and the Director of the OTS 30 days prior notice before establishing or acquiring a new subsidiary, or commencing any new activity through an existing subsidiary. Both the FDIC and the Director of the OTS have authority to order termination of subsidiary activities determined to pose a risk to the safety or soundness of the institution. In addition, recently adopted capital requirements require savings institutions to deduct the amount of their investments in and extensions of credit to subsidiaries engaged in activities not permissible to national banks from capital in determining regulatory capital compliance. The activities of Citizens Financial are permissible for national banks.

EMPLOYEES

         As of June 30, 1995, the Company and its subsidiary had 159 full-time and 17 part-time employees, none of whom was represented by a collective bargaining agreement.

COMPETITION

         The Bank faces strong competition both in originating real estate and other loans and in attracting deposits. The Bank competes for real estate and other loans principally on the basis of interest rates and the loan fees it charges, the types of loans it originates and the quality of services it provides to borrowers. Its primary competition in originating real estate loans comes from other savings institutions, credit unions and mortgage bankers making loans secured by real estate located in the Bank's market areas. Commercial banks, credit unions, and finance companies provide vigorous competition in consumer lending.

         The Bank attracts all its deposits through its branch offices primarily from the communities in which those branch offices are located. Consequently, competition for deposits is principally from other savings institutions, commercial banks, credit unions and brokers in these communities. Heritage Federal competes for deposits and loans by offering a variety of deposit accounts at competitive rates, a wide array of loan products, convenient business hours and branch locations, a commitment to outstanding customer service and a well-trained staff. In addition, the Bank believes it has developed strong relationships with local businesses, realtors, and the public in general giving it an excellent image in the community.

         Management believes its primary market to be the city of Kingsport and the immediately surrounding area. Management believes that the Bank is the fourth largest depository institution in this market with approximately 13.2% of the aggregate deposits. In Oak Ridge, the Bank's second leading market, the Bank holds approximately 7.2% of the deposits, making it the seventh largest depository institution, fourth largest non-credit union depository institution, and the largest savings institution in this market.

REGULATION OF THE BANK

         GENERAL. As a savings association, Heritage Federal is subject to extensive regulation by the OTS. The lending activities and other investments of the Bank must comply with various federal regulatory requirements. The OTS will periodically examine the Bank for compliance with various regulatory requirements. The FDIC also has the authority to conduct examinations of SAIF members. The Bank must file reports with OTS describing its activities and financial condition. The Bank is also subject to certain reserve requirements promulgated by the Federal Reserve Board. This supervision and regulation is intended primarily for the protection of depositors. Certain of these regulatory requirements are referred to below or appear elsewhere herein.

         FEDERAL HOME LOAN BANK SYSTEM. The Bank is a member of the FHLB System, which consists of twelve district Federal Home Loan Banks subject to supervision and regulation by the Federal Housing Finance Board ("FHFB"). The Federal Home Loan Banks provide a central credit facility primarily for member institutions. As a member of the FHLB of Cincinnati, the Bank is required to acquire and hold shares of capital stock in the FHLB of Cincinnati in an amount at least equal to 1% of the aggregate unpaid principal of its home mortgage loans, home purchase contracts, and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB of Cincinnati, whichever is greater. The FHLB of Cincinnati serves as a reserve or central bank for its member institutions within its assigned district. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes advances to members in accordance with policies and procedures established by the FHFB and the Board of Directors of the FHLB of Cincinnati. Long-term advances may only be made for the purpose of providing funds for residential housing finance. See "Sources of Funds -- Borrowings."

         LIQUIDITY REQUIREMENTS. The Bank is required to maintain average daily balances of liquid assets (cash, certain time deposits, bankers' acceptances, highly rated corporate debt and commercial paper, securities of certain mutual funds, and specified United States government, state or federal agency obligations) equal to the monthly average of not less than a specified percentage (currently 5%) of its net withdrawable savings deposits plus short-term borrowings. The Bank is also required to maintain average daily balances of short-term liquid assets at a specified percentage (currently 1%) of the total of its net withdrawable savings accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet liquidity requirements. The average daily liquidity and short-term ratios of the Bank for the month ended June 30, 1995 were 19.25% and 5.07%, respectively.

         QUALIFIED THRIFT LENDER TEST. A savings association that does not meet the Qualified Thrift Lender test ("QTL Test") must either convert to a bank charter or comply with the following restrictions on its operations: (i) the institution may not engage in any new activity or make any new investment, directly or indirectly, unless such activity or investment is permissible for a national bank; (ii) the branching powers of the institution shall be restricted to those of a national bank; (iii) the institution shall not be eligible to obtain any advances from its FHLB; and (iv) payment of dividends by the institution shall be subject to the rules regarding payment of dividends by a national bank. Upon the expiration of three years from the date the institution ceases to be a Qualified Thrift Lender, it must cease any activity, and not retain any investment not permissible for a national bank and immediately repay any outstanding FHLB advances (subject to safety and soundness considerations).

         Effective January 1, 1992, the QTL Test was amended to require that Qualified Thrift Investments represent 65% of portfolio assets rather than 70% as required after July 1, 1992. Under OTS implementing regulations, portfolio assets are defined as total assets less intangibles, the value of property used by a savings association in its business and liquidity investments in an amount not exceeding 20% of assets. OTS regulations define Qualified Thrift Investments to include, among other things, loans that were made to purchase, refinance, construct, improve or repair domestic residential housing, home equity loans, mortgage-backed securities, FHLB, FHLMC or FNMA stock and, subject to a 5% of assets limitation, loans for personal, family. household or education purposes. Qualified Thrift Investments do not include any intangible asset. Subject to a 20% of portfolio assets limit, savings associations are able to treat as Qualified Thrift Investments 200% of their investments in loans to finance "starter homes" and loans for construction, development or improvement of housing and community service facilities or for financing small businesses in "credit-needy" areas.

         A savings association that was not subject to penalties for failure to maintain Qualified Thrift Lender status as of June 30, 1991 shall be deemed a Qualified Thrift Lender so long as its percentage of Qualified Thrift Investments continues to equal or exceed 65% in at least nine out of each 12 months. For the period from January 1, 1992 until December 31, 1992, a savings association ceased to be a Qualified Thrift Lender if its percentage of Qualified Thrift Investments as measured by monthly averages fell below 65% for four or more months. Beginning January 1, 1993, a savings association will cease to be a Qualified Thrift Lender when its percentage of Qualified Thrift Investments as measured by monthly averages over the immediately preceding 12-month period falls below 65% for four or more months. A savings association that fails to maintain Qualified Thrift Lender status will be permitted to requalify once, and if it fails the QTL Test a second time, it will become immediately subject to all penalties as if all time limits on such penalties had expired.

         Since the Bank was not subject to sanctions for failure to comply with the QTL Test as of June 30, 1991, it will remain in compliance until its monthly average percentage of Qualified Thrift Investments to portfolio assets falls below 65% for four or more months as measured by monthly averages over the preceding 12-month period. At June 30, 1995, the Bank's QTL ratio was 84.84 %.

         DIVIDEND LIMITATIONS. Under OTS regulations, the Bank may not pay dividends on its capital stock if its regulatory capital would thereby be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of the Bank at the time of its conversion to stock form. In addition, savings association subsidiaries of savings and loan holding companies are required to give the OTS 30 days prior notice of any proposed declaration of dividends to the holding company.

         Federal regulations impose additional limitations on the payment of dividends and other capital distributions (including stock repurchases and cash mergers) by the Bank. Under these regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirements (a "Tier 1 Association") is generally permitted without OTS approval to make capital distributions during a calendar year in the amount equal to the higher of (i) 75% of its net income over the most recent four-quarter period or (ii) up to 100% of its net income to date during the calendar year plus an amount that would reduce by one-half the amount by which its total capital to assets ratio exceeded its fully phased-in capital requirement to assets ratio at the beginning of the calendar year. A savings association with total capital in excess of current minimum capital requirements but not in excess of the fully phased-in requirements (a "Tier 2 Association") is permitted to make capital distributions without OTS approval of up to 75% of its net income for the previous four quarters, less dividends already paid for such period depending on the savings association's level of risk-based capital. A savings association that fails to meet current minimum capital requirements (a "Tier 3 Association") is prohibited from making any capital contributions without the prior approval of the OTS. Tier 1 Associations that have been notified by the OTS that they are in need of more than normal supervision will be treated as either a Tier 2 or Tier 3 Association. At June 30, 1995, the Bank was a Tier 1 Association.

         The Bank is prohibited from making any capital distributions if after making the distribution, it would be undercapitalized as defined in the OTS' prompt corrective action regulations. After consultation with the FDIC, the OTS may permit a savings association to repurchase, redeem, retire or otherwise acquire shares or ownership interests if the repurchase, redemption, retirement or other acquisition: (i) is made in connection with the issuance of additional shares or other obligations of the institution in at least an equivalent amount; and (ii) will reduce the institution's financial obligations or otherwise improve the institution's financial condition.

         In addition to the foregoing, earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to the Company without payment of taxes at the then current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions. See "Taxation." The Company intends to make full use of this favorable tax treatment afforded to the Bank and the Company and does not contemplate use of any earnings of the Bank in a manner which would limit the Bank's bad debt deduction or create federal tax liabilities.

         REGULATORY CAPITAL REQUIREMENTS. Under OTS regulations, savings associations must maintain "tangible" capital equal to 1.5% of adjusted total assets, "core" capital equal to 3.0% of adjusted total assets and a combination of core and "supplementary" capital equal to 8.0% of "risk-weighted" assets. In addition, the OTS has recently adopted regulations which impose certain restrictions on savings associations that have a total risk-based capital ratio that is less than 8.0%, a ratio of Tier 1 capital to risk-weighted assets of less than 4.0% or a ratio of Tier 1 capital to adjusted total assets of less than 4.0% (or 3.0% if the institution is rated composite 1 under the OTS examination rating system). For purposes of these regulations, Tier 1 capital has the same definitions as core capital. See "-- Prompt Corrective Regulatory Action." Core capital is defined as common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of fully consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits and "qualifying supervisory goodwill."

         Qualifying supervisory goodwill is defined generally as goodwill resulting from the acquisition, merger, consolidation, purchase of assets or other business combination (if such transaction occurred on or before April 12, 1989) with or of: (i) a savings association the fair market value of the assets of which were less than the fair market value of its liabilities at the date of acquisition; (ii) a problem institution which includes savings associations that failed to meet their regulatory capital requirements or otherwise posed supervisory concerns; or (iii) a savings association which was subject to regulatory controls. Qualifying supervisory goodwill must be amortized on a straight-line basis over the shorter of 20 years or the amortization period previously in effect. Only eligible savings associations are permitted to include qualifying supervisory goodwill in their capital calculations. An eligible savings association is an association determined by the Director of OTS to have competent management, to be in substantial compliance, as certified by its board of directors, with all applicable statutes, regulations, orders, and written agreements and directives, and to have management that has not engaged in insider dealing, speculative practices or other activities that have jeopardized or may jeopardize the savings association's safety capital. Unless otherwise determined or notified by the Director of OTS, savings associations will be deemed to be eligible savings associations for purposes of including qualifying supervisory goodwill in core capital. Prior to January 1, 1992, the maximum amount of qualifying supervisory goodwill included in core capital could not exceed 1.5% of adjusted total assets with the applicable percentage declining to 0% after December 31, 1994. The excess of cost over fair value of net assets acquired resulting from the Bank's acquisitions in the early 1980s is treated as qualifying supervisory goodwill.

         Tangible capital is given the same definition as core capital but does not include qualifying supervisory goodwill and is reduced by the amount of all the savings association's intangible assets with only a limited exception for purchased mortgage servicing rights and purchased credit card relationships. Both core and tangible capital are further reduced by an amount equal to savings association's debt and equity investments in subsidiaries engaged in activities not permissible to national banks other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or their holding companies. Investments in and extensions of credit to such subsidiaries as of April 12, 1989, to the extent still outstanding, however, were not required to be deducted from core and tangible capital until July 1, 1990. Thereafter, an increasing percentage of such investments will be deducted from core and tangible capital until June 30, 1995 when such investments must be fully netted. As of June 30, 1995, the Bank had no investments in or extensions of credit to subsidiaries engaged in activities not permitted to national banks.

         "Adjusted total assets" are a savings association's total assets as determined under generally accepted accounting principles ("GAAP"), increased by certain goodwill amounts and by a pro-rated portion of the assets of subsidiaries in which the savings association holds a minority interest and which are not engaged in activities for which the capital rules require the savings association to net its debt and equity investments in such subsidiaries against capital, as well as a pro-rated portion of the assets of other subsidiaries for which deduction is not fully required under phase-in rules. Adjusted total assets are reduced by the amount of assets that have been deducted from capital, the portion of savings association's investments in subsidiaries that must be deducted from capital under the capital rules and, for purposes of the core capital requirement, qualifying supervisory goodwill.

         In determining compliance with the risk-based capital requirement, a savings association is allowed to use both core capital and supplementary capital provided the amount of supplementary capital used does not exceed the savings association's core capital. Supplementary capital is defined to include certain preferred stock issues, nonwithdrawable accounts and pledged deposits that do not qualify as core capital, certain approved subordinated debt, certain other capital instruments and a portion of the savings association's general loss allowances. Total core and supplementary capital are reduced by the amount of capital instruments held by other depository institutions pursuant to reciprocal arrangements and, after July 1, 1990, by an increasing percentage of the savings association's high loan-to-value ratio land loans and non-residential construction loans, and certain equity investments not otherwise deducted from core and tangible capital.

         The risk-based capital requirement is measured against risk-weighted assets, which equals the sum of each asset and the credit-equivalent amount of each off-balance sheet item after being multiplied by an assigned risk weight. Under the OTS risk- weighting system, one- to four-family first mortgages not more than 90 days past due with loan-to-value ratios under 80% are assigned a risk weight of 50%. Consumer and residential construction loans are assigned a risk weight of 100%. Mortgage-backed securities and other debt securities issued, or fully guaranteed as to principal and interest, by U.S. Government agencies are assigned a 20% risk weight. Cash and U.S. Government securities backed by the full faith and credit of the U.S. Government are given a 0% risk weight.

         The table below presents the Bank's capital position at June 30, 1995, relative to its various minimum regulatory capital requirements.

                                                                         Percent
                                                                           of
                                                      Amount             Assets *
                                                      -------            --------
                                                       (Dollars in thousands)
Tangible capital ........................             $51,514              9.77%
Tangible capital requirement ............               7,909              1.50
                                                      -------             -----
  Excess ................................             $43,605              8.27%
                                                      =======             =====

Core capital ............................             $51,961              9.85%
Core capital requirement ................              15,832              3.00
                                                      -------             -----
  Excess ................................             $36,129              6.85%
                                                      =======             =====

Risk-based capital ......................             $54,208             25.00%
Risk-based capital requirement ..........              17,345              8.00
                                                      -------             -----
  Excess ................................             $36,863             17.00%
                                                      =======             =====

--------------------
* Based upon adjusted total assets of $527.3 million for purposes of the tangible capital requirement, $527.7 million for purposes of the core capital requirement, and risk-weighted assets of $217.0 million for purposes of the risk-based capital requirement.

         The Director of OTS must restrict the asset growth of savings associations not in regulatory capital compliance, subject to a limited exception for growth not exceeding interest credited. In addition, savings associations not in full compliance with capital standards then applicable would be subject to a capital directive which may include such restrictions, including restrictions on the payment of dividends and on compensation, as deemed appropriate by the Director of OTS. Institutions not in capital compliance must, within 60 days thereafter, submit a capital plan to the OTS District Director for approval explaining in detail its proposed strategies for raising capital and for accomplishing its overall objective, and the institution may concurrently apply for an exemption from a capital directive. The Director of OTS is directed to treat as an unsafe and unsound practice any material failure by a savings association to comply with a capital plan or capital directive. The sanctions and penalties that could be imposed range from restrictions on branching or on the activities of the institution, to restrictions on the ability to obtain FHLB advances, to termination of insurance of accounts following appropriate proceedings, to the appointment of a conservator or receiver. A savings association not in full compliance with the capital standards could apply for a limited exemption from sanctions. If the exemption is granted, the savings association would still remain subject to restrictions on growth.

         OTS staff policies specify that savings associations failing any one of their minimum regulatory capital requirements may not increase their total assets during any quarter in excess of an amount equal to net interest credited during the quarter. Under these policies, associations that have submitted capital plans that are rejected by the District Director or that have had capital plans approved but do not meet the targets or requirements of the capital plan may not make any new loans or investments except with the prior written approval of the District Director. Such approval will only be granted when the proposed loan or investment is reasonable in the context of the association's operations and does not significantly increase the risk profile of the savings association.

         In addition to requiring generally applicable capital standards for savings associations, the Director of OTS may establish the minimum level of capital for a savings association at such amount or at such ratio of capital-to-assets as the Director determines to be necessary or appropriate for such association in light of the particular circumstances of the association. The Director of OTS may treat the failure of any savings association to maintain capital at or above such level as an unsafe or unsound practice and may issue a directive requiring any savings association which fails to maintain capital at or above the minimum level required by the Director to submit and adhere to a plan for increasing capital. Such an order may be enforced in the same manner as an order issued by the FDIC.

         Under FIRREA, the capital standards applicable to savings associations must be no less than those applicable to national banks. On September 17, 1990, the Office of the Comptroller of the Currency ("OCC") announced the adoption, effective December 31, 1990, of regulations implementing more stringent core capital requirements for national banks. The OCC regulations establish a new minimum core capital ratio of 3% for the most highly rated banks, with at least an additional 100 to 200 basis point "cushion" amount of additional capital required on a case-by-case basis, considering the quality of risk management systems and the overall risk in individual banks.

         The OTS has recently adopted an amendment to its risk-based capital requirements that, effective September 30, 1994, required savings institutions with more than a "normal" level of interest rate risk to maintain additional total capital. A savings institution's interest rate risk will be measured in terms of the sensitivity of its "net portfolio value" to changes in interest rates. Net portfolio value is defined, generally, as the present value of expected cash inflows from existing assets and off-balance sheet contracts less the present value of expected cash outflows from existing liabilities. A savings institution will be considered to have a "normal" level of interest rate risk exposure if the decline in its net portfolio value after an immediate 200 basis point increase or decrease in market interest rates (whichever results in the greater decline) is less than two percent of the current estimated economic value of its assets. A savings institution with a greater than normal interest rate risk will be required to deduct from total capital, for purposes of calculating its risk-based capital requirement, an amount (the "interest rate risk component") equal to one-half the difference between the institution's measured interest rate risk and the normal level of interest rate risk, multiplied by the economic value of its total assets.

         The OTS will calculate the sensitivity of a savings institution's net portfolio value based on data submitted by the institution in a schedule to its quarterly Thrift Financial Report and using the interest rate risk measurement model adopted by the OTS. The amount of the interest rate risk component, if any, to be deducted from a savings institution's total capital will be based on the institution's Thrift Financial Report filed three quarters earlier. The Bank does not expect that this regulation will require it to reduce its capital materially for purposes of determining compliance with its risk-based capital requirement.

         PROMPT CORRECTIVE REGULATORY ACTION. Under the Federal Deposit Insurance Corporation Improvement Act ("FDICIA"), the federal banking regulators are required to take prompt corrective action if an insured depository institution fails to satisfy certain minimum capital requirements. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees if the institution would thereafter fail to satisfy the minimum levels for any of its capital requirements. An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") may be: (i) subject to increased monitoring by the appropriate federal banking regulator; (ii) required to submit an acceptable capital restoration plan within 45 days; (iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of businesses. The capital restoration plan must include a guarantee by the institution's holding company that the institution will comply with the plan until it has been adequately capitalized on average for four consecutive quarters, under which the holding company would be liable up to the lesser of 5% of the institution's total assets or the amount necessary to bring the institution into capital compliance as of the date it failed to comply with its capital restoration plan. A "significantly undercapitalized" institution, as well as any undercapitalized institution that did not submit an acceptable capital restoration plan, may be subject to regulatory demands for recapitalization, broader application of restrictions on transactions with affiliates, limitations on interest rates paid on deposits, asset growth and other activities, possible replacement of directors and officers, and restrictions on capital distributions by any bank holding company controlling the institution. Any company controlling the institution could also be required to divest the institution or the institution could be required to divest subsidiaries. The senior executive officers of a significantly undercapitalized institution may not receive bonuses or increases in compensation without prior approval and the institution is prohibited from making payments of principal or interest on its subordinated debt. In their discretion, the federal banking regulators may also impose the foregoing sanctions on an undercapitalized institution if the regulators determine that such actions are necessary to carry out the purposes of the prompt corrective action provisions. If an institution's ratio of tangible capital to total assets falls below a "critical capital level," the institution will be subject to conservatorship or receivership within 90 days unless periodic determinations are made that forbearance from such action would better protect the deposit insurance fund. Unless appropriate findings and certifications are made by the appropriate federal bank regulatory agencies, a critically undercapitalized institution must be placed in receivership if it remains critically undercapitalized on average during the calendar quarter beginning 270 days after the date it became critically undercapitalized. If a savings association is in compliance with an approved capital plan on the date of enactment of FDICIA, however, it will not be required to submit a capital restoration plan if it is undercapitalized or become subject to the statutory prompt corrective action provisions applicable to significantly and critically undercapitalized institutions prior to July 1, 1994.

         Effective December 19, 1992, the federal banking regulators, including the OTS, adopted regulations implementing the prompt corrective action provisions of FDICIA. Under such regulations, the federal banking regulators will measure a depository institution's capital adequacy on the basis of the institution's total risk-based capital ratio (the ratio of its total capital to risk-weighted assets), Tier 1 risk-based capital ratio (the ratio of its core capital to risk-weighted assets) and leverage ratio (the ratio of its core capital to adjusted total assets). Under the regulations, a savings association that is not subject to an order or written directive to meet or maintain a specific capital level will be deemed "well capitalized" if it also has: (i) a total risk-based capital ratio of 10% or greater; (ii) a Tier 1 risk-based capital ratio of 6.0% or greater; and (iii) a leverage ratio of 5.0% or greater. An "adequately capitalized" savings association is a savings association that does not meet the definition of well capitalized and has: (i) a total risk-based capital ratio of 8.0% or greater; (ii) a Tier 1 capital risk-based ratio of 4.0% or greater; and (iii) a leverage ratio of 4.0% or greater (or 3.0% or greater if the savings association has a composite 1 CAMEL rating). An "undercapitalized institution" is a savings association that has (i) a total risk-based capital ratio less than 8.0%; or (ii) a Tier 1 risk-based capital ratio of less than 4.0%; or (iii) a leverage ratio of less than 4.0% (or 3.0% if the association has a composite 1 CAMEL rating). A "significantly undercapitalized" institution is defined as a savings association that has: (i) a total risk-based capital ratio of less than 6.0%; or (ii) a Tier 1 risk-based capital ratio of less than 3.0%; or (iii) a leverage ratio of less than 3.0%. A "critically undercapitalized" savings association is defined as a savings association that has a ratio of "tangible equity" to total assets of less than 2.0%. Tangible equity is defined as core capital plus cumulative perpetual preferred stock (and related surplus) less all intangibles other than qualifying supervisory goodwill and certain purchased mortgage servicing rights. The OTS may reclassify a well capitalized savings association as adequately capitalized and may require an adequately capitalized or undercapitalized association to comply with the supervisory actions applicable to associations in the next lower capital category if the OTS determines, after notice and an opportunity for a hearing, that the savings association is in an unsafe or unsound condition or that the association has received and not corrected a less-than- satisfactory rating for any CAMEL rating category. The Bank is classified as "well-capitalized" under the new regulations.

         The table below presents the Bank's capital position at June 30, 1995, relative to its various minimum regulatory capital requirements under the prompt corrective regulations.

                                                                                Percent
                                                                                   of
                                                                  Amount        Assets *
                                                                 -------        --------
                                                                  (Dollars in thousands)
Tangible equity . . . . . . . . . . . . . . . . . . . .          $51,514           9.77%
Tangible equity requirement . . . . . . . . . . . . . .           10,546           2.00
                                                                 -------          -----
  Excess  . . . . . . . . . . . . . . . . . . . . . . .          $40,968           7.77%
                                                                 =======          =====

Tier 1 or leverage capital  . . . . . . . . . . . . . .          $51,961           9.85%
Tier 1 or leverage capital requirement  . . . . . . . .           21,109           4.00
                                                                 -------          -----
  Excess  . . . . . . . . . . . . . . . . . . . . . . .          $30,852           5.85%
                                                                 =======          =====

Tier 1 risk-based capital . . . . . . . . . . . . . . .          $51,961          23.97%
Tier 1 risk-based capital requirement . . . . . . . . .            8,673           4.00
                                                                 -------          -----
  Excess  . . . . . . . . . . . . . . . . . . . . . . .          $43,288          19.97%
                                                                 =======          =====

Risk-based capital  . . . . . . . . . . . . . . . . . .          $54,208          25.00%
Risk-based capital requirement  . . . . . . . . . . . .           17,345           8.00
                                                                 -------          -----
  Excess  . . . . . . . . . . . . . . . . . . . . . . .          $36,863          17.00%
                                                                 =======          =====

--------------------

* Based upon adjusted total assets for purposes of the tangible equity and Tier 1 or leverage capital requirements, and risk-weighted assets for purposes of the Tier 1 risk-based and risk- based capital requirements.

         SAFETY AND SOUNDNESS GUIDELINES. Under FDICIA, as amended by the Riegle Community Development and Regulatory Improvement Act of 1994 (the "CDRI Act"), each Federal banking agency is required to establish safety and soundness standards for institutions under its authority. On July 10, 1995, the Federal banking agencies, including the OTS, released Interagency Guidelines Establishing Standards for Safety and Soundness and published a final rule establishing deadlines for submission and review of safety and soundness compliance plans. The final rule and the guidelines went into effect on August 9, 1995. The guidelines require savings institutions to maintain internal controls and information systems and internal audit systems that are appropriate for the size, nature and scope of the institution's business. The guidelines also establish certain basic standards for loan documentation, credit underwriting, interest rate risk exposure, and asset growth. The guidelines further provide that savings institutions should maintain safeguards to prevent the payment of compensation, fees and benefits that are excessive or that could lead to material financial loss, and should take into account factors such as comparable compensation practices at comparable institutions. If the OTS determines that a savings institution is not in compliance with the safety and soundness guidelines, it may require the institution to submit an acceptable plan to achieve compliance with the guidelines. A savings institution must submit an acceptable compliance plan to the OTS within 30 days of receipt of a request for such a plan. Failure to submit or implement a compliance plan may subject the institution to regulatory sanctions. Management believes that the Bank already meets substantially all the standards adopted in the interagency guidelines, and therefore does not believe that implementation of these regulatory standards will materially affect the Bank's operations.

         Additionally under FDICIA, as amended by the CDRI Act, the Federal banking agencies are required to establish standards relating to the asset quality and earnings that the agencies determine to be appropriate. On July 10, 1995, the Federal banking agencies, including the OTS, issued proposed guidelines relating to asset quality and earnings. Under the proposed guidelines a savings institution should maintain systems, commensurate with its size and the nature and scope of its operations, to identify problem assets and prevent deterioration in those assets as well as to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves. Management believes that the asset quality and earnings standards, in the form proposed by the banking agencies, would not have a material effect on the Bank's operations.

         DEPOSIT INSURANCE. The Bank is required to pay assessments based on a percent of its insured deposits to the FDIC for insurance of its deposits by the SAIF. Under the Federal Deposit Insurance Act, the FDIC is required to set semi-annual assessments for SAIF-insured institutions to achieve the designated reserve ratio of the SAIF at 1.25% of estimated insured deposits or at a higher percentage of estimated insured deposits that the FDIC determines to be justified for that year by circumstances raising a significant risk of substantial future losses to the SAIF.

         Under the risk-based deposit insurance assessment system adopted by the FDIC, the assessment rate for an insured depository institution depends on the assessment risk classification assigned to the institution by the FDIC, which is determined by the institution's capital level and supervisory evaluations. Based on the data reported to regulators for the date closest to the last day of the seventh month preceding the semi-annual assessment period, institutions are assigned to one of three capital groups -- well capitalized, adequately capitalized or undercapitalized -- using the same percentage criteria as under the prompt corrective action regulations. See " -- Prompt Corrective Regulatory Action." Within each capital group, institutions are assigned to one of three subgroups on the basis of supervisory evaluations by the institution's primary supervisory authority and such other information as the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance fund. Subgroup A consists of financially sound institutions with only a few minor weaknesses. Subgroup B consists of institutions that demonstrate weaknesses which, if not corrected, could result in significant deterioration of the institution and increased risk of loss to the deposit insurance fund. Subgroup C consists of institutions that pose a substantial probability of loss to the deposit insurance fund unless effective corrective action is taken. The assessment rate for SAIF-insured institutions ranges from 0.23% of deposits for well capitalized institutions in Subgroup A to 0.31% of deposits for undercapitalized institutions in Subgroup C.

         The FDIC has recently amended the risk-based assessment schedule to significantly lower the deposit insurance assessment rate for most commercial banks and other depository institutions with deposits insured by the Bank Insurance Fund ("BIF") effective during the semi-annual period after the BIF achieves its designated reserve ratio of 1.25% of BIF-insured deposits. Under the new BIF assessment schedule, the assessment rates of BIF-insured institutions will range from 0.31% of insured deposits for undercapitalized BIF-institutions in supervisory Subgroup C to 0.04% of deposits for well-capitalized institutions in supervisory Subgroup A, which constitute over 90% of BIF-insured institutions. The FDIC has indicated that it believes that the BIF achieved the statutorily-designated reserve ratio during the quarter ended June 30, 1995 and will refund any excess premiums paid by BIF-insured institutions as soon as the reserve ratio is confirmed. The FDIC does not anticipate that the assessment rate for SAIF-insured institutions in even the lowest risk-based premium category will fall below the current 0.23% of insured deposits before the year 2002 absent a recapitalization of the SAIF. The new BIF assessment schedule would result in a substantial disparity in the deposit insurance premiums paid by BIF and SAIF members and could place SAIF-insured savings associations such as the Bank at a significant competitive disadvantage to BIF-insured institutions.

         Congress and the Administration are currently discussing various proposals for the recapitalization of the SAIF. These proposals include the payment of a one-time special assessment by SAIF-insured institutions in an amount equal to at least 0.85% of their insured deposits. Based on the Bank's total deposits at June 30, 1995, such a payment could be $3.8 million or higher. No prediction can be made as to what action, if any, will be taken to recapitalize the SAIF or as to the final form or timing of any such action.

         SAIF members are generally prohibited from converting to the status of BIF members, or merging with or transferring assets to a BIF member before the date on which the SAIF first meets or exceeds the designated reserve ratio. The FDIC, however, may approve such a transaction in the case of a SAIF member in default or if the transaction involves an insubstantial portion of the deposits of each participant. In addition, mergers, transfers of assets and assumptions of liabilities may be approved by the appropriate bank regulator so long as deposit insurance premiums continue to be paid to the SAIF for deposits attributable to the SAIF members plus an adjustment for the annual rate of growth of deposits in the surviving bank without regard to subsequent acquisitions. Each depository institution participating in a SAIF-to-BIF conversion transaction is required to pay an exit fee to SAIF and an entrance fee to BIF. A savings association that adopts a commercial bank or savings bank charter prior to the date on which the SAIF first meets or exceeds the designated reserve ratio must remain a SAIF member.

         The FDIC has adopted a regulation which provides that any insured depository institution with a ratio of Tier 1 capital to total assets of less than 2% will be deemed to be operating in an unsafe or unsound condition, which would constitute grounds for the initiation of termination of deposit insurance proceedings. The FDIC, however, would not initiate termination of insurance proceedings if the depository institution has entered into and is in compliance with a written agreement with its primary regulator, and the FDIC is a party to the agreement, to increase its Tier 1 capital to such level as the FDIC deems appropriate. Tier 1 capital is defined as the sum of common stockholders' equity, noncumulative perpetual preferred stock (including any related surplus) and minority interests in consolidated subsidiaries, minus all intangible assets other than mortgage servicing rights and qualifying supervisory goodwill eligible for inclusion in core capital under OTS regulations and minus identified losses and investments in certain securities subsidiaries. Insured depository institutions with Tier 1 capital equal to or greater than 2% of total assets may also be deemed to be operating in an unsafe or unsound condition notwithstanding such capital level. The regulation further provides that in considering applications that must be submitted to it by savings associations, the FDIC will take into account whether the savings association is meeting with the Tier 1 capital requirement for state non-member banks of 4% of total assets for all but the most highly rated state non-member banks.

         FEDERAL RESERVE SYSTEM. Pursuant to regulations of the Federal Reserve Board, a thrift institution must maintain average daily reserves in a manner sufficient to satisfy its reserve requirements on reservable liabilities. For reservable liabilities exceeding $4.2 million, the institution must maintain reserves of 3% on balances up to $54.0 million. On balances exceeding $54.0 million, the reserve requirement increases to 10%. Because required reserves are maintained in the form of vault cash or in a non-interest bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. As of June 30, 1995, the Bank met its reserve requirements.

         TRANSACTIONS WITH AFFILIATES. Transactions between savings associations and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a savings association is any company or entity which controls, is controlled by or is under common control with the savings association. In a holding company context, the parent holding company of a savings association (such as the Company) and any companies which are controlled by such parent holding company are affiliates of the savings association. Generally, Sections 23A and 23B (i) limit the extent to which the savings institution or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. In addition to the restrictions imposed by Sections 23A and 23B, no savings association may (i) loan or otherwise extend credit to an affiliate, except for any affiliate which engages only in activities which are permissible for bank holding companies, or (ii) purchase or invest in any stocks, bonds, debentures, notes or similar obligations of any affiliate, except for affiliates which are subsidiaries of the savings association.

         Savings associations are also subject to the restrictions contained in
Section 22(h) of the Federal Reserve Act on loans to executive officers, directors and principal stockholders. Under Section 22(h), loans to a director, executive officer or greater than 10% stockholder of a savings association and certain affiliated interests of the foregoing, may not exceed, together with all other outstanding loans to such person and affiliated interests, the association's loans to one borrower limit (generally equal to 15% of the institution's unimpaired capital and surplus) and all loans to such persons may not exceed the institution's unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans, above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and greater than 10% stockholders of a savings association, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the association with any "interested" director not participating in the voting. The Federal Reserve Board has prescribed the loan amount (which includes all other outstanding loans to such person), as to which such prior board of director approval if required, as being the greater of $25,000 or 5% of capital and surplus (up to $500,000). Further, the Federal Reserve Board pursuant to Section 22(h) requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as offered in comparable transactions to other persons. Section 22(h) also prohibits a depository institution from paying the overdrafts of any of its executive officers or directors.

         Savings associations are further subject to the requirements and restrictions of Section 22(g) of the Federal Reserve Act on loans to executive officers and the restrictions of 12 U.S.C. Section 1972 on certain tying arrangements and extensions of credit by correspondent banks. Section 22(g) of the Federal Reserve Act requires that loans to executive officers of depository institutions not be made on terms more favorable than those afforded to other borrowers, requires approval for such extensions of credit by the board of directors of the institution, and imposes reporting requirements for and additional restrictions on the type, amount and terms of credits to such officers. Section 1972 (i) prohibits a depository institution from extending credit to or offering any other services, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or certain of its affiliates or not obtain services of a competitor of the institution, subject to certain exceptions, and (ii) prohibits extensions of credit to executive officers, directors, and greater than 10% stockholders of a depository institution by any other institution which has a correspondent banking relationship with the institution, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

REGULATION OF THE COMPANY

         GENERAL. The Company is a unitary savings and loan holding company within the meaning of the Home Owners' Loan Act. As such, the Company is registered with the OTS and subject to OTS regulations, examinations, supervision and reporting requirements.

         ACTIVITIES RESTRICTIONS. The Board of Directors of the Company presently intends to operate the Company as a unitary savings and loan holding company. There are generally no restrictions on the activities of a unitary savings and loan holding company. However, if the director of OTS determines that there is reasonable cause to believe that the continuation by a savings and loan holding company of an activity constitutes a serious risk to the financial safety, soundness, or stability of its subsidiary savings association, the Director of OTS may impose such restrictions as deemed necessary to address such risk and limiting (i) payment of dividends by the savings association, (ii) transactions between the savings association and its affiliates, and (iii) any activities of the savings association that might create a serious risk that the liabilities of the holding company and its affiliates may be imposed on the savings association. Notwithstanding the above rules as to permissible business activities of unitary savings and loan holding companies, if the savings association subsidiary of such a holding company fails to meet the QTL Test, then such unitary holding company shall also presently become subject to the activities restrictions applicable to multiple holding companies and unless the savings association requalifies as a Qualified Thrift Lender within one year thereafter, register as, and become subject to, the restrictions applicable to a bank holding company.

         If the Company were to acquire control of another savings association, other than through merger or other business combination with the Bank, the Company would thereupon become a multiple savings and loan holding company. Except where such acquisition is pursuant to the authority to approve emergency thrift acquisitions and where each subsidiary savings association meets the QTL Test, the activities of the Company and any of its subsidiaries (other than the Bank or other subsidiary savings institutions) would thereafter be subject to further restrictions.

The Home Owners' Loan Act, as amended by FIRREA, provides that, among other things, no multiple savings and loan holding company or subsidiary thereof which is not a savings association shall commence or continue for a limited period of time after becoming a multiple savings and loan holding company or subsidiary thereof, any business activity, upon prior notice to, and no objection by the OTS, other than (i) furnishing or performing management services for a subsidiary savings association, (ii) conducting an insurance agency or escrow business, (iii) holding, managing, or liquidating assets owned by or acquired from a subsidiary savings institution, (iv) holding or managing properties used or occupied by a subsidiary savings institution, (v) acting as trustee under deeds of trust, (vi) those activities previously directly authorized by the Federal Savings and Loan Insurance Corporation by regulation as of March 5, 1987 to be engaged in by multiple holding companies or (vii) those activities authorized by the Federal Reserve Board as permissible for bank holding companies, unless the Director of OTS by regulation prohibits or limits such activities for savings and loan holding companies. Those activities described in
(vii) above must also be approved by the Director of OTS prior to being engaged in by a multiple holding company.

         RESTRICTIONS ON ACQUISITIONS. Savings and loan holding companies are prohibited from acquiring, without prior approval of the Director of OTS, (i) control of any other savings association or savings and loan holding company or substantially all the assets thereof or (ii) more than 5% of the voting shares of a savings association or holding company thereof which is not a subsidiary. Under certain circumstances, a registered savings and loan holding company is permitted to acquire, with the approval of the Director of OTS, up to 15% of the voting shares of an under-capitalized savings association pursuant to a "qualified stock issuance" without that savings association being deemed controlled by the holding company. In order for the shares acquired to constitute a "qualified stock issuance," the shares must consist of previously unissued stock or treasury shares, the shares must be acquired for cash, the savings and loan holding company's other subsidiaries must have tangible capital of at least 6-1/2% of total assets, there must not be more than one common director or officer between the savings and loan holding company and the issuing savings association and transactions between the savings association and the savings and loan holding company and any of its affiliates must conform to Sections 23A and 23B of the Federal Reserve Act. Except with the prior approval of the Director of OTS, no director or officer of a savings and loan holding company or person owning or controlling by proxy or otherwise more than 25% of such company's stock, may also acquire control of any savings association, other than a subsidiary savings association, or of any other savings and loan holding company.

         The Director of OTS may only approve acquisitions resulting in the formation of a multiple savings and loan holding company which controls savings associations in more than one state if: (i) the multiple savings and loan holding company involved controls a savings institution which operated a home or branch office in the state of the association to be acquired as of March 5, 1987; (ii) the acquiror is authorized to acquire control of the savings association pursuant to the emergency acquisition provisions of the Federal Deposit Insurance Act; or (iii) the statutes of the state in which the association to be acquired is located specifically permit institutions to be acquired by state-chartered associations or savings and loan holding companies located in the state where the acquiring entity is located (or by a holding company that controls such state-chartered savings institutions).

         Tennessee law authorizes the acquisition of a savings association with its principal place of business in Tennessee, or a savings and loan holding company with its principal place of business in Tennessee and which is not controlled by any other savings and loan holding company, by an out-of-state savings and loan holding company or out-of-state savings association, subject to approval of the Tennessee Commissioner of Financial Institutions. An "out-of-state savings and loan holding company" is a savings and loan holding company with its principal place of business in a state other than Tennessee and which is not controlled by any other savings and loan holding company. The Tennessee Commissioner may only approve such an acquisition if the laws of the state in which the out-of-state savings and loan holding company or out-of-state savings association has its principal place of business both (i) allow Tennessee savings associations and Tennessee savings and loan holding companies to acquire savings associations and savings and loan holding companies in that state and
(ii) allow the Tennessee savings association or Tennessee savings and loan holding company which is being acquired to acquire the out-of-state savings association or out-of-state savings and loan holding company seeking to make the acquisition.

         The OTS has recently amended its regulations to permit federal associations to branch in any state or states of the United States and its territories. Except in supervisory cases or when interstate branching is otherwise permitted by state law or other statutory provision, a federal association may not establish an out-of-state branch unless (i) the federal association qualifies as a "domestic building and loan association" under
Section 7701(a)(19) of the Internal Revenue Code and the total assets attributable to all branches of the association in the state would qualify such branches taken as a whole for treatment as a domestic building and loan association and (ii) such branch would not result in (a) formation of a prohibited multi-state multiple savings and loan holding company or (b) a violation of certain statutory restrictions on branching by savings association subsidiaries of banking holding companies. Federal associations generally may not establish new branches unless the association meets or exceeds minimum regulatory capital requirements. The OTS will also consider the association's record of compliance with the Community Reinvestment Act of 1977 in connection with any branch application.

         The Bank Holding Company Act of 1956 authorizes the Federal Reserve Board to approve an application by a bank holding company to acquire control of any savings association. Pursuant to rules promulgated by the Federal Reserve Board, owning, controlling or operating a savings association is a permissible activity for bank holding companies if the savings association engages only in deposit-taking activities and lending and other activities that are permissible for bank holding companies. In approving such an application, the Federal Reserve Board may not impose any restriction on transactions between the savings association and its holding company affiliates except as required by Sections 23A and 23B of the Federal Reserve Act.

         A bank holding company that controls a savings association may merge or consolidate the assets and liabilities of the savings association with, or transfer assets and liabilities to, any subsidiary bank which is a member of the BIF with the approval of the appropriate federal banking agency and the Federal Reserve Board. The resulting bank will be required to continue to pay assessments to the SAIF at the rates prescribed for SAIF members on the deposits attributable to the merged savings association plus an annual deposit growth increment. In addition, the transaction must comply with the restrictions on interstate acquisitions of commercial banks under the Bank Holding Company Act.

TAXATION

         GENERAL. The Company files a consolidated federal income tax return with the Bank and the Bank's subsidiary based upon a fiscal year ending June 30. Consolidated returns have the effect of eliminating intercompany distributions, including dividends, from the computation of consolidated taxable income for the taxable year in which the distributions occur.

         FEDERAL AND STATE INCOME TAXATION. Savings institutions are subject to the provisions of the Internal Revenue Code of 1986, as amended (the "Code") in the same general manner as other corporations. However, institutions such as the Bank which meet certain definitional tests and other conditions prescribed by the Code may benefit from certain favorable provisions regarding their deductions from taxable income for annual additions to their bad debt reserve. For purposes of the bad debt reserve deduction, loans are separated into "qualifying real property loans," which generally are loans secured by interests in certain real property, and nonqualifying loans, which are all other loans. The bad debt reserve deduction with respect to nonqualifying loans must be based on actual loss experience. The amount of the bad debt reserve deduction with respect to qualifying real property loans may be based upon actual loss experience (the "experience method") or a percentage of taxable income determined without regard to such deduction (the "percentage of taxable income method").

         The Bank has generally elected to use the method which has resulted in the greatest deductions for federal income tax purposes. Under the experience method, the bad debt deduction for an addition to the reserve for qualifying real property loans is an amount determined under a formula based generally on the bad debts actually sustained by a savings institution over a period of years. Under the percentage of taxable income method, the bad debt reserve deduction for qualifying real property loans is computed as a percentage, which Congress has reduced from as much as 60% in prior years to 8% of taxable income, with certain adjustments, effective for taxable years beginning after 1986. The allowable deduction under the percentage of taxable income method (the "percentage bad debt deduction") for taxable years beginning before 1987 was scaled downward in the event that less than 82% of the total dollar amount of the assets of an institution were within certain designated categories. When the percentage method bad debt deduction was lowered to 8%, the 82% qualifying assets requirement was lowered to 60%. For all taxable years, there is no deduction in the event that less than 60% of the total dollar amount of the assets of an institution falls within such categories. Moreover, in such case, the Bank could be required to recapture, generally over a period of up to four years, its existing bad debt reserve. As of June 30, 1995, more than the required amount of the Bank's total assets fell within such category.

         The bad debt deduction under the percentage of taxable income method is subject to certain limitations. First, the amount added to the reserve for losses on qualifying real property loans may not exceed the amount necessary to increase the balance of such reserve at the close of the taxable year to 6% of such loans outstanding at the end of the taxable year. Further, the addition to the reserve for losses on qualifying real property loans cannot exceed the amount which, when added to that year's addition to the bad debt reserve for losses on nonqualifying loans, equals the amount by which 12% of total deposits or withdrawable accounts of depositors at year-end exceeds the sum of surplus, undivided profits and reserves at the beginning of the year. Finally, the percentage bad debt deduction under the percentage of taxable income method is reduced by the deduction for losses on nonqualifying loans.

         To the extent (i) a savings bank's reserve for losses on qualifying real property loans under the percentage of income method exceeds the amount that would have been allowed under the experience method and (ii) a savings bank makes distributions to stockholders (including distributions in redemption, dissolution or liquidation) that are considered to result in withdrawals from that excess bad debt reserve, then the amounts considered withdrawn will be included in the savings bank's taxable income. The amount that would be deemed withdrawn from such reserves upon such distribution and which would be subject to taxation at the savings bank level at the normal corporate tax rate would be an amount that, when reduced by taxes on such amount, would equal the amount actually distributed. Dividends paid out of a savings bank's current or accumulated earnings and profits as calculated for federal income tax purposes, however, will not be considered to result in withdrawals from its bad debt reserves to the extent of such earnings and profits. Dividends in excess of a savings bank's current and accumulated earnings and profits, distributions in redemption of stock, and distributions in partial or complete liquidation of a savings bank will be considered to come from its loss reserve. The Bank qualifies under provisions of the Internal Revenue Code which permit it to deduct from income an allowance for bad debts based on approximately 8% of taxable income before such deduction, or actual chargeoffs. As of June 30, 1995, the Company has taken aggregate bad debt deductions of approximately $4,647,000 for income tax purposes under the percentage of taxable income method for which no provisions for federal income tax have been made in the financial statements. This amount may be used only for absorbing losses for tax purposes. It is not related to amounts of losses actually anticipated and the additions thereto have not been charged against income.

         Earnings appropriated to the Bank's bad debt reserve and claimed as a tax deduction are not available for the payment of cash dividends or for distribution to stockholders (including distributions made on dissolution or liquidation) unless the Bank includes the amount in taxable income, together with the amount deemed necessary to pay the resulting federal income tax.

         For taxable years beginning after December 31, 1986, the Code imposes an alternative minimum tax at a rate of 20%. The alternative minimum tax generally applies to a base of regular taxable income plus certain tax preferences ("alternative minimum taxable income" or "AMTI") and is payable to the extent such AMTI exceeds an exemption amount. The Code provides that an item of tax preference is the excess of the bad debt deduction allowable for a taxable year pursuant to the percentage of taxable income method over the amount allowable under the experience method. The other items of tax preference that constitute AMTI include (a) tax-exempt interest on newly-issued (generally, issued on or after August 8, 1986) private activity bonds other than certain qualified bonds and (b) for taxable years including 1987 through 1989, 50% of the excess of (i) the taxpayer's pre-tax adjusted net book income over (ii) AMTI (determined without regard to this latter preference and prior to reduction by net operating losses). For taxable years beginning after 1989, this latter preference has been replaced by 75% of the excess (if any) of (i) adjusted current earnings as defined in the Code, over (ii) AMTI (determined without regard to this preference and prior to reduction by net operating losses). For any taxable year beginning after 1986, net operating losses can offset no more than 90% of AMTI. Certain payments of alternative minimum taxes may be used as credits against regular tax liabilities in future years.

         In addition to the Bank's federal income tax liability, the State of Tennessee imposes an excise tax on savings institutions at the rate of 6% of net taxable income, which is computed based on federal taxable income subject to certain adjustments. The State of Tennessee also imposes franchise and privilege taxes on savings institutions which, in the case of the Bank, have not constituted significant expense items.

         For additional information regarding taxation, see Note 11 to the Notes to Consolidated Financial Statements.

NEW ACCOUNTING STANDARDS

         Accounting for Income Taxes. Through June 30, 1993, the Company followed SFAS No. 96, "Accounting for Income Taxes." SFAS 96 requires the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial carrying amounts and the tax bases of existing assets and liabilities. Under SFAS No. 96, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

         In February 1992, the FASB issued SFAS No. 109, "Accounting for Income Taxes." This statement supersedes both Accounting Principles Board ("APB") Opinion No. 11 and SFAS No. 96, the previous authoritative literature on income tax accounting. It also supersedes the guidance of APB No. 23 on the tax treatment of savings institution bad debt reserves. SFAS No. 109 calculates taxes on the asset and liability method; thus requiring recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the financial statements or tax return. This statement's emphasis on the balance sheet is consistent with SFAS No. 96, but is a change from APB Opinion No. 11's emphasis on the expense calculation. Under SFAS No. 109, the tax expense or benefit in the statement of income will be the current tax liability plus the change in the deferred tax liabilities and assets occurring during the year. SFAS No. 109 changes the treatment of loan loss provisions in the calculation of taxes. Tax bad debt reserves that arose prior to 1988 require recognition of deferred tax liabilities only if it becomes apparent that those temporary differences will reverse in the foreseeable future. Other differences between financial and tax reserves will create temporary differences for which deferred tax assets or liabilities will be computed. SFAS No. 109 is effective for fiscal years beginning after December 15, 1992. The Company adopted SFAS No. 109 in the quarter ended September 30, 1993. The adoption resulted in the recognition of a deferred tax asset, recorded as a cumulative effect increase to net income of $764,000. See Note 1 of the Notes to Consolidated Financial Statements.

         Accounting for Impaired Loans. The FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which amended SFAS No. 5, "Accounting for Contingencies," and SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings." SFAS No. 114, as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure," requires the use of the discounted cash flow method for measuring impairment of loans when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. If expedient, the creditor may use a loan's observable market price or the fair value of any collateral. The Bank adopted SFAS No.114 on a prospective basis as of July 1, 1993 for the fiscal year ending June 30, 1994. The adoption of SFAS No. 114 did not have a material effect on the Bank's financial position or results of operations.

         Accounting for Investments. In June 1993, the FASB also issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires debt and equity securities to be classified into one of three categories: (i) held to maturity, (ii) available for sale or (iii) trading. Securities held to maturity are limited to debt securities that the holder has the positive intent and the ability to hold to maturity; these securities are reported at amortized cost. Securities held for trading are limited to debt and equity securities that are held principally to be sold in the near term; these securities are reported at fair value, and unrealized gains and losses are reflected in earnings. Securities held as available for sale consist of all other securities; these securities are reported at fair value, and unrealized gains and losses are not reflected in earnings but are reflected as a separate component of stockholders' equity. Under SFAS No. 115, securities that could be sold in the future because of changes in interest rates or other factors may not be classified as held to maturity. SFAS No. 115 is effective for years beginning after December 15, 1993. At June 30, 1995 the carrying value of the Bank's held to maturity portfolio of investment and mortgage-backed securities exceeded the market value by approximately $1.35 million. Gross unrealized gains on securities available for sale were approximately $136,000. The Company adopted SFAS 115 during the fiscal year ended June 30, 1995. The Company designated its entire laddered maturity portfolio of U.S. Treasury Notes as available for sale. At June 30, 1995, these securities had a weighted average life of approximately
1.1 years with a face amount of $20 million. The Company maintains the available for sale portion of the investment portfolio as necessary in order to satisfy its liquidity needs. In the event funding is needed for loan originations, deposit account withdrawals, or other liquidity purposes, these securities could be liquidated.

ITEM 2.  PROPERTIES

         The following table sets forth the location and certain additional information regarding the Bank's offices at June 30, 1995. The Bank owns all of its offices except as indicated.

                                             Total
                                 Year       Deposits
                                Opened/     at June           Total      Net Book Value at     Approximate
                               Acquired     30, 1995       Investment      June 30, 1995      Square Footage
                               --------     --------       ----------    -----------------    --------------
                                                     (Dollars in thousands)

MAIN OFFICE:

110 East Center Street
Kingsport                        1930       $128,595          $3,310             $757             26,432

BRANCH OFFICES:

Colonial Heights Office
4105 Fort Henry Drive
Kingsport                        1972        36,394            1,730              834             27,000

Fort Henry Drive Office
2060 Fort Henry Drive
Kingsport                        1974        49,399              776              331              7,813

Mount Carmel Office
130 West Main Street
Mount Carmel                     1975        22,657              346              169              2,912

Kings-Giant Office (1)
199 West Stone Drive
Kingsport                        1975        23,299              269               75              1,920

Johnson City Office
1907 North Roan Street
Johnson City                     1978        38,516            2,394            1,293             36,000

Elizabethton Office (1)
301 Broad Street
Elizabethton                     1980        11,081              654              351              3,920

East Stone Drive Office
2240 East Stone Drive
Kingsport                        1987        11,815              646              429              3,290

Boones Creek Office
4718 Kingsport Highway
Gray                             1984        14,947              281              156              2,900


                       (Table continues on following page)

                                                       Total
                                          Year        Deposits
                                        Opened/        at June         Total     Net Book Value at     Approximate
                                        Acquired      30, 1995       Investment    June 30, 1995      Square Footage
                                        --------      --------       ----------  -----------------    --------------
                                                     (Dollars in thousands)
Oak Ridge Office
101 N. Rutgers Avenue
Oak Ridge                                 1981          63,110          2,250          1,081          15,984

Clinton Office
134 W. Broad Street
Clinton                                   1981          20,739            354            142           2,600

Harriman Office
South Roan Street
Harriman                                  1981          21,663            471            208           2,200

West Oak Ridge Office
21 Jefferson Avenue
Oak Ridge                                 1988           7,103            557            403           3,290


OTHER PROPERTY:

Administrative Offices
Heritage Plaza
220 Broad Street

Kingsport                                 1985             N/A            738            436          34,584
Old Loan Processing Building (2)
2098 Fort Henry Drive

Kingsport                                 1975             N/A             66             33           1,500
Original Colonial Heights
 Branch Office
109 Colonial Heights
Kingsport                                 1972             N/A            151             88           3,700

--------------------
(1)      Leased property.

(2) Owned by Citizens Financial, the Bank's wholly-owned subsidiary, and leased to the Bank.

         In January 1980, Heritage Federal leased a parcel of land from an unrelated third party on which the Bank constructed its Elizabethton branch office. The lease agreement requires payments of $1,100 per month beginning January, 1980 and ending on December 31, 1999. The original principal balance of this lease was approximately $129,000. The balance remaining on June 30, 1995 was $119,173.

         The Elizabethton property noted above is accounted for as a capital lease. The lease on the Johnson City office through the Industrial Revenue Board of Johnson City expired in August 1993 and the Bank exercised the purchase option for the building. The lease on the Elizabethton office expires in December 1999, and also includes an option to purchase the leased property for $110,000 at maturity.

         The Bank also owns a mainframe computer system with an original cost of approximately $824,700 and a zero net book value at June 30, 1995. Additionally, the Bank owns an identical computer system which it was given by its supplier and which it uses as an emergency back-up system. The backup computer system was obtained by the Bank to comply with OTS regulatory requirements for disaster recovery plans. Other than for the preparation of its quarterly interest rate risk estimates, certain asset and liability valuations pursuant to SFAS No. 107, and monthly investment portfolio accounting, the Bank does not utilize the services of any outside data processing center. At June 30, 1995, the net book value of the Bank's premises, furniture, fixtures and equipment was approximately $6.8 million. See Note 8 of Notes to Consolidated Financial Statements for further information.

ITEM 3.  LEGAL PROCEEDINGS

         From time to time, the Bank is a party to various legal proceedings incident to its business. Except as set forth below, there are no material legal proceedings to which the Company, the Bank or its subsidiary is a party or to which any of their property is subject.

         The Bank is a defendant in a lawsuit brought by an employee on June 29, 1994 in a Tennessee state court alleging unlawful discrimination in connection with a reduction in the employee's duties and change in title as part of the Bank's restructuring of senior management positions during 1991 and 1992. The lawsuit seeks total damages of $6 million plus attorney's fees and costs. The Bank is vigorously contesting this claim. Based on the advice of counsel, Heritage Federal believes that the possibility of the Bank's sustaining a material adverse judgment related to such claims is remote.

ITEM 4.  SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

         No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended June 30, 1995.

                                     PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS' MATTERS

         The Common Stock trades on The Nasdaq Stock Market under the symbol "HFBS." As of August 11, 1995, there were 3,189,506 shares of the Common Stock outstanding, held by approximately 1,040 stockholders of record, excluding beneficial owners in nominee or street name. The table below sets forth the quarterly high and low stock prices as quoted on The Nasdaq Stock Market for fiscal years 1995 and 1994, adjusted for stock splits. Stock price data on The Nasdaq Stock Market reflect interdealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

                                                          1995                         1994
                                                   -----------------          ---------------------
         Quarter Ended:                            High          Low          High              Low
         --------------                            ----          ---          ----              ---
         September 30  . . . . . . . . . .          $23          $16 11/16    $15 1/2          $13

         December 31 . . . . . . . . . . .          $23 1/2      $16 1/2      $15 3/4          $14 1/4

         March 31  . . . . . . . . . . . .          $27          $17          $17 1/4          $14 5/8

         June 30 . . . . . . . . . . . . .          $27          $24          $18 1/4          $16 1/8


         Under the Agreement with First American, the Company cannot pay a dividend on its Common Stock other than regular quarterly cash dividends not in excess of $0.095 per share, but dividends in the last quarter prior to closing must be coordinated with First American's dividend policy to avoid the receipt of either no dividends or two dividends during such quarter. The following table sets forth the cash dividends per share declared by the Company on the Common Stock during fiscal years 1995 and 1994, adjusted for stock splits.

            Quarter Ended:                        1995         1994
            --------------                      -------      -------
            September 30  . . . . . . . .       $0.0950      $  --

            December 31 . . . . . . . . .        0.0950       0.0825

            March 31  . . . . . . . . . .        0.0950       0.0825

            June 30 . . . . . . . . . . .        0.0950       0.0825

         The declaration and payment of dividends is at the sole discretion of the Company's Board of Directors and the amount, if any, depends upon the earnings, financial condition and capital needs of the Company and the Bank as well as certain federal banking laws and regulations to which the Company and the Bank are subject. The ability of the Bank to pay cash dividends to the Company on its capital stock is subject to, among other matters, the restrictions set forth in federal statutes and regulations. See "Item 1. Business -- Regulation of the Bank." In September 1993, the Company effected a three-for-two stock split. In October 1993, the Company's Board of Directors approved the payment of regular quarterly cash dividends on the Common Stock. The initial quarterly rate was set at $.0825 per share, adjusted for the Company's four-for-three stock split declared on July 20, 1994. Concurrent with the declaration of that stock split, the Board of Directors also increased the quarterly dividend rate to $.095 per share, payable on both old and new shares.

ITEM 6.  SELECTED FINANCIAL DATA

         The following summary of selected condensed consolidated financial information and other data of the Company is qualified in its entirety by reference to the detailed information and consolidated financial statements thereto.

//
                                                             1995         1994         1993        1992         1991
                                                           --------     --------     --------     --------     --------
                                                                 (Dollars in thousands, except per share amounts)
FINANCIAL POSITION AT JUNE 30,
Assets ................................................    $528,169     $515,888     $519,459     $540,478     $506,706
Cash and investment securities (1) ....................     128,719       95,702      113,251      117,638      113,138
Loans receivable, net (2) .............................     297,533      308,700      327,095      357,915      363,979
Mortgage-backed securities ............................      83,995       92,558       60,089       41,174        4,107
Excess cost over fair value of net assets
   acquired and other intangibles, net (3) ............         780        1,270        1,863        3,231        4,132
Deposits ..............................................     449,318      450,819      459,993      496,929      484,395
Other borrowed funds (4) ..............................      18,122       10,468       10,887        1,259           89
Obligations under capital leases ......................         119          120          221          322          423
Stockholders' equity (5) ..............................      53,774       48,503       41,853       35,578       16,337

OPERATING RESULTS FOR YEAR ENDED JUNE 30,

Interest income .......................................    $ 35,979     $ 35,550     $ 39,066     $ 44,291     $ 46,932
Interest expense ......................................      17,798       16,487       19,305       27,782       33,412
Provision for loan losses .............................          82          487          595          749        1,496
                                                           --------     --------     --------     --------     --------
Net interest income after provision for loan losses ...      18,099       18,576       19,166       15,760       12,024
Gain (loss) on sales of interest-earning assets .......        --           --           --            364           35
Gain on sale of branches ..............................        --           --          1,000         --           --
Other noninterest income ..............................       2,755        2,484        2,110        2,270        2,386
Amortization of excess of cost over
  fair value of net assets acquired (6) ...............         423          525        1,302          853          990
Other noninterest expense .............................      11,818       10,829       11,510       10,820       10,099
                                                           --------     --------     --------     --------     --------
Income before income tax expense ......................       8,613        9,706        9,464        6,721        3,356
Income tax expense (7) ................................       3,146        3,502        3,952        2,540        2,244
                                                           --------     --------     --------     --------     --------
Income before cumulative effect of
  change in accounting principle ......................       5,467        6,204        5,512        4,181        1,112
Cumulative effect at July 1, 1993 of
  change in accounting for income taxes (8) ...........        --            764         --           --           --
                                                           --------     --------     --------     --------     --------
Net income ............................................    $  5,467     $  6,968     $  5,512     $  4,181     $  1,112
                                                           ========     ========     ========     ========     ========
Net income per share (9) ..............................    $   1.58     $   2.07     $   1.67     $   1.36          N/A
Dividends per share ...................................    $    .38     $    .25         --           --           --
Average common shares and common stock
  equivalents outstanding (9) .........................       3,464        3,372        3,309        3,071         --


OTHER DATA AS OF AND FOR YEAR ENDED JUNE 30,
Average interest rate spread ..........................        3.32%        3.54%        3.79%        3.23%        2.88%
Net yield on average interest-earning assets ..........        3.67%        3.79%        4.03%        3.36%        2.86%
Return on average total assets ........................        1.05%        1.32%        1.07%        0.80%        0.22%
Return on average equity ..............................       10.70%       15.33%       14.23%       17.72%        6.76%
Equity as a percent of year-end total assets ..........       10.18%        9.40%        8.06%        6.58%        3.22%
Dividend payout ratio (10) ............................       22.11%       12.65%        --           --           --
Tangible equity as a percent of year-end total assets .       10.03%        9.16%        7.70%        5.98%        2.41%
Other noninterest expense (excluding amortization of
  intangibles) as a percent of average total assets ...        2.28%        2.05%        2.23%        2.08%        1.99%
Ratio of non-performing 11 assets to total assets .....        0.16%        0.19%        0.37%        0.50%        0.74%
Ratio of allowance for loan losses to gross loans .....        0.76%        0.72%        0.71%        0.63%        0.51%
Ratio of allowance for loan losses to non-accrual loans
  and loans past due more than 90 days ................     1034.07%      490.03%      186.86%      196.33%       97.26%
Ratio of allowance for loan losses to non-performing
  assets ..............................................      268.18%      228.72%      125.49%       86.89%       51.10%
Number of (at end of period):
  Real estate loans outstanding .......................       5,870        6,322        7,132        7,992        8,301
  Savings accounts ....................................      52,614       54,026       55,531       63,744       65,545
  Banking offices (12) ................................          13           13           13           18           18

(1) Cash and investment securities consists of cash, interest-earning deposits in other banks, federal funds sold, certificates of deposit, and investment securities.

(2)      Includes loans held for sale.

(3) Excess of cost over fair value of net assets acquired has been restated in accordance with SFAS No. 72 for each period presented.

(4) Other borrowed funds includes advances from the FHLB of Cincinnati. Also includes obligation of the Employee Stock Ownership Plan ("ESOP") of Heritage Federal until its refinancing in January 1995.

(5)      Represents retained earnings only prior to fiscal year 1992.

(6) Excess of cost over fair value of net assets acquired and the related amortization expense have been restated in accordance with SFAS No. 72 for each period presented.

(7) During 1992, Heritage Federal entered into transactions involving its portfolio of FHLB stock. These resulted in the realization of capital gains for income tax purposes that were offset by capital loss carryforwards from prior years. As a result, in accordance with SFAS No. 96, deferred tax liabilities were reduced by $469,000 during the year ended June 30, 1992. The Bank's effective tax rates for fiscal years 1995, 1994, 1993, 1992 and 1991 were 36.5%, 36.1%, 41.8%, 37.8%
         and 66.9%, respectively. See Note 11 of Notes to Consolidated Financial Statements.

(8) During the first quarter of fiscal year 1994, Heritage adopted SFAS No. 109, "Accounting for Income Taxes". The cumulative effect of this change in accounting principle on prior periods added $764,000 or $.22 per share to net income for that fiscal year.

(9) Pro forma primary earnings per share for fiscal year 1992 are calculated by dividing net earnings by 3,071,000 shares of the Common Stock issued at conversion and common stock equivalents, which include certain stock options.

(10)     Based on net income before cumulative change in accounting principle.

(11) Non-performing assets are composed of loans over 90 days delinquent, restructured loans and real estate owned.

(12) All of Heritage Federal's offices are full-service offices. The lower number of banking offices since 1992 reflects the August 1992 sale of five branches.


ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         GENERAL. On March 30, 1992, Heritage Federal converted from mutual to stock form and became a wholly owned subsidiary of Heritage. The sole operations of Heritage consist of those of Heritage Federal and its subsidiary, Citizens Financial Corporation ("Citizens Financial").

         The principal business of Heritage Federal consists of accepting deposits from the general public through its branches and investing these funds in loans secured by one- to four-family residential properties located in its market areas. Heritage Federal also maintains a substantial investment portfolio and originates consumer loans and limited amounts of commercial and commercial real estate loans secured by properties in its market areas. Additionally, Heritage Federal offers trust services and through Citizens Financial sells title insurance. In August 1993, Citizens Financial began to sell annuities and securities from Heritage Federal's locations via an arrangement with a third-party vendor, and this arrangement continued throughout most of fiscal year 1995.

         Heritage Federal's net income is dependent primarily on its net interest income, which is the difference between interest earned on its loans and investments and the interest paid on interest-bearing liabilities. The net income of Heritage Federal also is affected by the generation of noninterest income such as commissions, income from trust activities, service charges and other fees, rental income, and gains or losses on the sale of loans and investment securities. In addition, net income is affected by the level of operating expenses, the amount of loan loss reserves set aside each year, and the amount of income tax expense.

         Heritage Federal's operations, as with those of the entire thrift industry, are significantly affected by prevailing economic conditions, competition, and the monetary and fiscal policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates, and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities, and the levels of personal income and savings in the market area.

         ASSET/LIABILITY MANAGEMENT. Net interest income, the primary component of Heritage Federal's net income, arises from both the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities, and the relative amounts of such assets and liabilities. In the early 1980s, Heritage Federal's primary interest-earning assets, like those of most thrift institutions at the time, consisted of long-term, fixed-rate mortgages. Conversely, its liabilities were principally short-term deposits that were highly sensitive to interest rate changes. Consequently, during the early 1980s, as general interest rate levels rose, the interest rates on Heritage Federal's loans and securities did not reprice as quickly to higher levels as did the rates on its deposits. As a result, Heritage Federal's interest rate spread was adversely affected during that time.

         Heritage Federal has sought to reduce its exposure to changes in interest rates by matching more closely the effective maturities or repricings of its interest-sensitive assets and liabilities. In accordance with Heritage Federal's interest rate risk policy, management has emphasized the origination and/or purchase of adjustable-rate mortgages and mortgage-backed securities, intermediate-term fixed-rate mortgages, medium-term U.S. agency and government-sponsored enterprise ("GSE") notes, and short-term consumer loans. Because of generally moderate interest rate levels during the past three years, however, there has been increased consumer interest in fixed-rate loans. In order to maintain market share under these changing conditions, Heritage Federal began to originate fixed-rate loans for potential resale to secondary market investors and for its portfolio. In all cases, originations of long-term, fixed-rate mortgages are underwritten according to guidelines of the Federal Home Loan Mortgage Corporation ("the FHLMC") and the Federal National Mortgage Association ("the FNMA"). Since February 1994, higher interest rates have slowed the trend toward fixed-rate lending and have created renewed interest in adjustable-rate loans, enabling Heritage Federal to again increase the mix of adjustable-rate loans in its overall loan balances as compared with the fiscal year ended June 30, 1992. However, because of the moderate rise in mortgage rates during most of Heritage Federal's fiscal year ended June 30, 1995, the adjustable-rate component of Heritage Federal's portfolio of mortgage loans and mortgage-backed securities increased only marginally to 68%, with fixed-rate loans comprising 32% as compared to the portfolio mix at June 30, 1994, of 67% and 33%, respectively. The portfolio mix at June 30, 1992, was 53% and 47%, respectively.

         In addition, Heritage Federal manages its interest rate risk in part by maintaining a substantial portfolio of short-term investments. The weighted average life of its investment portfolio at June 30, 1995, was approximately 3.9 years.

         INTEREST RATE SENSITIVITY ANALYSIS. As a result of Heritage Federal's interest rate risk management policy and management's strategy emphasizing the origination of short-term and/or adjustable-rate mortgages, Heritage Federal's excess of interest-bearing liabilities over interest-earning assets maturing or repricing within one year (i.e., its "one-year gap") at June 30, 1995, was estimated to be $49,523,000 or a negative 9.38% of total assets versus $47,844,000 or a negative 9.27% at June 30, 1994. This marginal increase in negative gap position primarily reflected the moderate increase in market interest rates during most of fiscal year 1995 that resulted in the shifting behavioral pattern of deposit customers' preference for higher-yielding, longer-term certificate of deposit accounts, versus lower-yielding, transaction-type accounts such as demand and passbook savings accounts. The changing composition of liability accounts resulted in a lower amount of liability sensitivity to short-term interest rate fluctuations at June 30, 1995, compared with the previous fiscal year. This was functionally mirrored by a similar reduction of short-term loans receivable/mortgage-backed securities balances, thereby resulting in a minimal change in Heritage Federal's one-year gap position. The increase in market interest rates during fiscal year 1995 also continued the slowdown in the rate of loan prepayments, extending the duration of Heritage Federal's loans and mortgage-backed securities. Management considers its one-year gap to represent an acceptable balance between reducing Heritage Federal's interest rate risk and enhancing its interest rate spread. However, as a result of Heritage Federal's negative one-year gap, Heritage Federal's net interest income would be adversely affected by increases in prevailing interest rates.

         The following table sets forth the interest sensitivity gap between interest-earning assets and interest-bearing liabilities at June 30, 1995, which are expected to mature or reprice in each of the time periods shown.

                                                            Over
                                             Three     Three Months    Over One     Over Five     Over Ten       Over
                                             Months       Through       Through      Through      Through       Twenty
                                            or Less      One Year     Five Years    Ten Years   Twenty Years     Years       Total
                                            --------   ------------   ----------    ---------   ------------   -------     --------
                                                            (Dollars in thousands)
INTEREST-EARNING ASSETS:
Loans receivable, net ..................    $ 54,628     $  86,410      $ 130,374      $21,408     $ 4,713     $     0     $297,533
Mortgage-backed securities .............      23,153        33,045         18,089        5,054       3,008       1,646       83,995
Investment securities ..................      14,276        11,768         55,209       25,157         431           0      106,841
Federal funds sold .....................       7,000             0              0            0           0           0        7,000
Interest-earning deposits ..............       5,593             0              0            0           0           0        5,593
FHLB stock .............................           0             0              0            0           0       4,057        4,057
                                            --------     ---------      ---------      -------     -------     -------     --------
  Total ................................     104,650       131,223        203,672       51,619       8,152       5,703      505,019
                                            --------     ---------      ---------      -------     -------     -------     --------

INTEREST-BEARING LIABILITIES:
Total NDA deposits .....................       9,434        23,605         48,728            0           0           0       81,767
Passbook savings .......................       5,132        14,955         48,346            0           0           0       68,433
Certificates of deposit ................      72,823       148,158         67,463           99           0           0      288,543
Other borrowed money ...................      10,687           602          3,683        3,150         119           0       18,241
                                            --------     ---------      ---------      -------     -------     -------     --------
  Total ................................      98,076       187,320        168,220        3,249         119           0      456,984
                                            --------     ---------      ---------      -------     -------     -------     --------

INTEREST SENSITIVITY GAP ...............    $  6,574     $ (56,097)     $  35,452      $48,370     $ 8,033     $ 5,703     $ 48,035
                                            ========     =========      =========      =======     =======     =======     ========

CUMULATIVE INTEREST SENSITIVITY
  GAP ..................................    $  6,574     $ (49,523)     $ (14,071)     $34,299     $42,332     $48,035     $ 48,035
                                            ========     =========      =========      =======     =======     =======     ========

RATIO OF INTEREST-EARNING ASSETS TO
  INTEREST-BEARING LIABILITIES .........      106.70%        70.05%        121.07%     1588.77%    6850.42%       0.00%      110.51%
                                            ========     =========      =========      =======     =======     =======     ========

RATIO OF CUMULATIVE INTEREST SENSITIVITY
  GAP TO TOTAL ASSETS ..................        1.24%       -9.38%         -2.66%         6.49%       8.01%       9.09%        9.09%
                                            ========     =========      =========      =======     =======     =======     ========


         The table is based on a number of assumptions regarding the future annual prepayment rate for Heritage Federal's various categories of loans and mortgage-backed securities and the attrition rate of certain deposits.

         Certain shortcomings are inherent in the method of analysis presented in the table above. The data provided to Heritage Federal by its independent consultant are derived from information reported by savings institutions in urban areas in Tennessee. Use of other data derived from non-urban or non-Tennessee savings institutions could lead to materially different results. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. The ability of borrowers to service their debt may decrease in the event of an interest rate increase.

         AVERAGE BALANCES, INTEREST AND AVERAGE YIELDS AND RATES. The following table sets forth information regarding average balances of interest-earning assets and interest-bearing liabilities, as well as the weighted average yields earned on Heritage Federal's assets and the weighted average interest rates paid on Heritage Federal's liabilities, together with the net yield on interest-earning assets for the past three fiscal years. Non-accrual loans have been included in the average balances of loans receivable.

                                                                             Years Ended June 30,
                                      --------------------------------------------------------------------------------------------
                                                    1995                            1994                          1993
                                      ------------------------------    ------- -------------------  -----------------------------
                                                             Average                        Average                        Average
                                      Average                 Yield/    Average             Yield/   Average                Yield/
                                      Balance     Interest     Cost     Balance   Interest   Cost    Balance    Interest    Cost
                                      -------     --------   -------    -------   --------  -------  -------    --------   -------
                                                                           (Dollars in thousands)
INTEREST-EARNING ASSETS:
  Loans receivable, net ...........   $305,124    $ 24,771      8.12%   $314,336   $25,449   8.10%   $342,583   $30,221     8.82%
  Investment securities ...........     90,970       5,561      6.11%     87,649     5,042   5.75%     79,995     5,152     6.44%
  Mortgage-backed securities ......     87,805       5,034      5.73%     86,056     4,539   5.27%     48,977     3,075     6.28%
  Federal funds sold ..............      3,256         172      5.28%      6,708       203   3.03%      8,409       302     3.59%
  Interest-earning deposits .......      3,767         192      5.10%      4,721       135   2.86%      6,266       160     2.55%
  FHLB stock ......................      3,919         249      6.35%      3,705       182   4.91%      3,540       156     4.41%
                                      --------    --------      ----    --------   -------   ----    --------   -------     ----
    Total interest-earning assets .     94,841      35,979      7.27%    503,175    35,550   7.07%    489,770    39,066     7.97%
  Non-interest-earning assets .....     23,538                            23,993                       26,022
                                      --------                          --------                     --------
    Total assets ..................   $518,379                          $527,168                     $515,792
                                      ========                          ========                     ========

INTEREST-BEARING LIABILITIES:
  Demand accounts .................   $ 92,440    $  2,339      2.53%   $100,423   $ 2,361   2.35%   $ 90,336   $ 2,517     2.79%
  Passbook savings ................     79,116       2,176      2.75%     91,075     2,551   2.80%     82,091     2,747     3.35%
  Certificates of deposit .........    262,357      12,315      4.69%    262,928    10,934   4.16%    280,539    13,610     4.85%
  Other borrowed money ............     16,651         968      5.81%     12,255       641   5.23%      8,631       431     4.99%
                                      --------    --------      ----    --------   -------   ----    --------   -------     ----
    Total interest-bearing
       liabilities ................    450,564      17,798      3.95%    466,681    16,487   3.53%    461,597    19,305     4.18%
  Non-interest-bearing liabilities*     16,719                            15,034                       15,454
                                      --------                          --------                     --------
    Total liabilities .............    467,283                           481,715                      477,051
  Stockholders' Equity ............     51,096                            45,453                       38,741
                                      --------                          --------                     --------
    Total liabilities and
       stockholders' equity .......   $518,379                          $527,168                     $515,792
                                      ========                          ========                     ========

  NET INTEREST INCOME .............               $ 18,181                         $19,063                      $19,761
                                                  ========                         =======                      =======

  INTEREST RATE SPREAD ............                             3.32%                        3.54%                          3.79%
                                                              ======                       ======                         ======

  NET YIELD ON INTEREST-EARNING
     ASSETS .......................                             3.67%                        3.79%                          4.03%
                                                              ======                       ======                         ======

  RATIO OF INTEREST-EARNING ASSETS
    TO INTEREST-BEARING LIABILITIES                           109.83%                      107.82%                        106.10%
                                                              ======                       ======                         ======

* Includes average non-interest-bearing demand deposits of $9,060,000, $10,940,000 and $8,609,000 during fiscal years 1995, 1994 and 1993, respectively.

         RATE/VOLUME ANALYSIS. The table below sets forth certain information regarding changes in interest income and interest expense of Heritage Federal for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to:
(1) changes in volume (changes in volume multiplied by old rate); and (2) changes in rate (change in rate multiplied by old volume). Changes in rate-volume (changes in rate multiplied by changes in volume) are allocated between changes in volume and changes in rate on a proportional basis. Average balances are derived from daily balances.



                                                 1995    vs.    1994                     1994    vs.    1993
                                            ------------------------------        -------------------------------
                                                  Increase (Decrease)                     Increase (Decrease)

                                                       Due to                                 Due to
                                            ------------------------------        -------------------------------
                                            Volume      Rate         Total        Volume        Rate        Total
                                            ------     ------        -----        ------      ------        -----
                                                               (Dollars in thousands)
INTEREST INCOME:
  Loans receivable, net ...............     $(748)     $    70      $  (678)     $(2,389)     $(2,383)     $(4,772)
  Investment securities ...............       196          323          519          468         (578)        (110)
  Mortgage-backed securities ..........        94          401          495        2,021         (557)       1,464
  Federal funds sold ..................      (136)         105          (31)         (56)         (43)         (99)
  Interest-earning deposits ...........       (32)          89           57          (43)          18          (25)
  FHLB stock ..........................        11           56           67            8           18           26
                                            =====      =======      =======      =======      =======      =======
     Total interest-earning assets ....     $(615)     $ 1,044      $   429      $     9      $(3,525)     $(3,516)
                                            =====      =======      =======      =======      =======      =======

INTEREST EXPENSE:
  Total NDA deposits ..................     $(195)     $   173      $   (22)     $   263      $  (419)     $  (156)
  Passbook savings ....................      (330)         (45)        (375)         281         (477)        (196)
  Certificates of deposit .............       (24)       1,405        1,381         (817)      (1,859)      (2,676)
                                            -----      -------      -------      -------      -------      -------
     Total deposits ...................      (549)       1,533          984         (273)      (2,755)      (3,028)
  Other borrowed money ................       249           78          327          189           21          210
                                            -----      -------      -------      -------      -------      -------
     Total interest-bearing liabilities      (300)       1,611        1,311          (84)      (2,734)      (2,818)
                                            =====      =======      =======      =======      =======      =======
Change in net interest income .........     $(315)     $  (567)     $  (882)     $    93      $  (791)     $  (698)
                                            =====      =======      =======      =======      =======      =======

        FINANCIAL CONDITION. Heritage Federal's total assets increased 2.4% to $528,169,000 at June 30, 1995, compared with $515,888,000 at June 30, 1994. This change primarily reflected an increase in investment securities and cash and cash equivalents from year to year, offset in part by a decline in loans receivable and mortgage-backed securities.

        Heritage Federal adopted on a prospective basis Statement of Financial Accounting Standard ("SFAS") No. 115 at the beginning of fiscal year 1995, and in doing so, designated a portion of its investment portfolio as available for sale. Securities designated as available for sale consist of U. S. Treasury notes with laddered maturities, amounting to approximately $20,000,000 in principal face value at June 30, 1995. The fair value of these securities at June 30, 1995, with unrealized gains or losses, net of taxes, of approximately $84,000 reflected as a separate component of stockholders' equity, totaled $20,213,000. At that date, available for sale securities had a weighted average life of approximately 1.1 years. Heritage Federal anticipates the available for sale portion of its investment portfolio will be maintained as necessary in order to satisfy its liquidity needs. In the event funds are needed for deposit account withdrawals, loan demand or other liquidity purposes, these securities could be liquidated.

        Cash and cash equivalents increased 46.8% to $21,878,000 or 4.1% of total assets at June 30, 1995, from $14,906,000 or 2.9% of total assets at June 30, 1994.

        Net loans receivable declined 3.6% to $297,533,000 at June 30, 1995, compared with $308,700,000 at June 30, 1994. This change reflected the net repayment of loans, which slowed significantly during fiscal 1995 from the year-earlier period due to higher market rates and moderating refinancing activity, in excess of new loan originations, which declined to $51,536,000 in fiscal year 1995 compared with $81,902,000 in fiscal year 1994 due to a declining consumer demand for adjustable-rate mortgage loans, which are Heritage Federal's principal source of loan originations; increased competition in the mortgage origination business; a general slowdown in new home construction; and a general decline in the volume of residential loan refinancings.

        The cash inflow from the net repayment of loans during fiscal year 1995 together with the proceeds of matured and called investment securities were invested primarily in GSE debt obligations issued by the FHLMC, the FNMA, and the FHLB System. Terms of these securities were more favorable than investments in mortgage-backed securities, because of shorter terms and competitive yields and had risk characteristics consistent with Heritage Federal's philosophy on interest rate risk. During fiscal year 1994, investable cash flows were deployed primarily toward purchases of adjustable-rate mortgage-backed securities as part of Heritage Federal's interest rate risk management in a lower rate environment. By investing in mortgage-backed securities, Heritage Federal was able to obtain higher yields than those available on other government and agency securities with similar repricing characteristics at the time. Because borrowers on the mortgages underlying such securities generally have the right to prepay their loans without penalty, however, mortgage-backed securities expose Heritage Federal to the risk that the security will prepay at a faster-than-anticipated rate in a declining rate environment. Conversely, in a rising rate environment, borrowers may prepay at a slower rate, effectively extending the maturity of these securities and also compressing Heritage Federal's net interest spread as its cost of funds rises. Heritage Federal seeks to avoid these risks by investing in adjustable-rate, mortgage-backed securities. Heritage Federal invests solely in mortgage-backed securities issued by the government-sponsored enterprises such as the FNMA and the FHLMC, or guaranteed by the Government National Mortgage Association ("GNMA"). These securities include fixed- and adjustable-rate collateralized mortgage obligations, sometimes included in the definition of mortgage derivatives, but which do not meet the regulatory definition of high risk derivatives.

        Investments and mortgage-backed securities increased 10.1% to $190,835,000 at June 30, 1995, from $173,354,000 as of June 30, 1994.
Investments totaled $106,841,000 at the end of fiscal year 1995, or approximately 20.2% of Heritage Federal's total assets at June 30, 1995, compared with $80,796,000 or 15.7% of total assets at June 30, 1994. Heritage Federal's investment in mortgage-backed securities declined to $83,995,000 at June 30, 1995, from $92,558,000 as of June 30, 1994. Adjustable-rate products comprised 60.4% and 59.4% of total mortgage-backed securities as of the end of fiscal years 1995 and 1994, respectively. Collateralized mortgage obligations ("CMOs") at June 30, 1995, and 1994 totaled $14,942,000 and $5,615,000, respectively. The increase in CMO balances was funded primarily by the proceeds of an advance obtained from the FHLB of Cincinnati. These securities offered a favorable yield differential over the cost of the advance, thereby generating additional net interest income for Heritage Federal during the fiscal year.

        Heritage Federal's deposits declined 0.3% during fiscal year 1995 to $449,318,000 from $450,819,000 as of June 30, 1994. Heritage Federal relied both upon advances from the FHLB of Cincinnati and internally generated earnings during fiscal year 1995 to help fund its increase in interest-earning assets. Advances from the FHLB totaled $18,122,000 at June 30, 1995, compared with $9,587,000 at June 30, 1994. The increase in borrowings from the FHLB of Cincinnati during fiscal year 1995 was used toward the purchase of CMOs.

        RESULTS OF OPERATIONS. Net income for fiscal year 1995 decreased 21.5% to $5,467,000 or $1.58 per share from $6,968,000 or $2.07 per share in fiscal year 1994. All per share amounts have been adjusted for a four-for-three stock split declared in July 1994 and a three-for-two stock split declared in August 1993. Heritage's earnings for fiscal year 1994 included $764,000 in non-recurring income attributable to the adoption of the new standard for accounting for income taxes. Net income before adoption of the new accounting standard declined $737,000, or 11.9%, from fiscal year 1994. Heritage's lower earnings for fiscal year 1995 reflected primarily a decline in net interest income before provision for loan losses and an increase in noninterest expense, which more than offset a lower provision for loan losses in fiscal year 1995 and slightly higher noninterest income.

        Net income for fiscal year 1994, excluding the impact of the adoption of a new accounting standard for income taxes, increased 12.6% from the $5,512,000 or $1.67 per share reported in fiscal year 1993. In general, the increase in fiscal year 1994 compared with fiscal year 1993 reflected a reduction in the provision for loan losses and lower noninterest expense, which more than offset a decline in net interest income and total non-interest income.

        Net Interest Income. Net interest income declined 4.6% to $18,181,000 in fiscal year 1995 from $19,063,000 in fiscal year 1994. Net interest income for fiscal year 1994 declined 3.5% from $19,761,000 in fiscal year 1993.

        The three-year period ended June 30, 1995, reflected a generally favorable interest rate environment, although a number of rate increases implemented by the Federal Reserve beginning in February 1994 resulted in higher rate levels in the last half of fiscal year 1994 and much of fiscal year 1995. Reflecting this increase midway through fiscal year 1994, Heritage Federal's average interest rate spread in fiscal year 1995 declined to 3.32% from 3.54% in fiscal year 1994 and 3.79% in fiscal year 1993.

        Heritage Federal's net yield on average interest-earning assets declined to 3.67% in fiscal 1995 from 3.79% in fiscal year 1994, again reflecting increases in interest rates throughout most of fiscal year 1995. Heritage Federal's net yield declined in fiscal year 1994 from 4.03% in fiscal year 1993.

        Heritage Federal's average interest-earning assets decreased 1.7% to $494,841,000 in fiscal year 1995 from $503,175,000 in fiscal year 1994, reflecting primarily a decline in net loans receivable. Interest-earning assets in fiscal year 1994 increased 2.7% from $489,770,000 during fiscal year 1993, due in general to an increase during the year in investment and mortgage-backed securities.

        During the three-year period ended June 30, 1995, however, Heritage Federal steadily increased its ratio of interest-earning assets to interest-bearing liabilities to 109.8% during fiscal year 1995 from 107.8% in fiscal year 1994 and 106.1% in fiscal year 1993. Heritage Federal achieved this increase primarily by increasingly funding its activities with its net earnings rather than liabilities. Likewise, the average yields on interest-earning assets for fiscal years 1995, 1994 and 1993 were 7.27%, 7.07% and 7.97%, respectively. The increase in average yields during the most recent fiscal year reflects increases in yields on mortgage-backed securities and adjustable-rate mortgage loans.

        Because of the increase in Heritage Federal's average yield on its interest-earning assets from fiscal year 1994 to fiscal year 1995, and the increasing ratio of interest-earning assets to interest-bearing liabilities, interest income increased to $35,979,000 in fiscal year 1995 from $35,550,000 in fiscal year 1994. Interest income in fiscal year 1993 totaled $39,066,000.

        Reflecting the same interest rate trends, interest expense increased to $17,797,000 in fiscal year 1995 from $16,487,000 in fiscal year 1994. Interest expense in fiscal year 1993 totaled $19,305,000. The increase during fiscal year 1995 reflects the increase in the average cost of interest-bearing liabilities as a result of the general rise in market rates as well as Heritage Federal's continued reliance on higher-costing FHLB advances and certificates of deposit as funding sources. As with the yields on interest-earning assets, costs on interest-bearing liabilities fell in fiscal year 1994 and increased in fiscal year 1995. The average cost of interest-bearing liabilities over the past three years was 3.95% in fiscal year 1995, 3.53% in fiscal year 1994 and 4.18% in fiscal year 1993.

        Average interest-bearing liabilities declined to $450,564,000 in fiscal year 1995 compared with $466,681,000 in fiscal year 1994, reflecting primarily a decrease in lower-costing demand and passbook savings accounts due to greater competition from other investment vehicles. Average interest-bearing liabilities for fiscal year 1994, however, increased from $461,597,000 during fiscal year 1993 as funds flowed into passbook accounts during a period of lower interest rates.

        Provision for Loan Losses. For fiscal years 1995, 1994, and 1993, Heritage Federal provided $82,000, $487,000 and $595,000, respectively, for loan losses. The allowance for loan losses is increased by charges against income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on Heritage Federal's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, estimated value of any underlying collateral, and current economic conditions. While management believes that it has established the allowance in accordance with generally accepted accounting principles and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future Heritage Federal's regulators or its economic environment will not require further increases in the allowance.

        The decline in the amount provided for loan losses in fiscal year 1995 reflected a significant improvement in Heritage Federal's non-performing assets. At June 30, 1995, the allowance for possible loan losses represented 1034.07% of total non-accrual loans and loans past due more than 90 days. This compared with 490.03% at June 30, 1994, and 186.86% as of June 30, 1993. At June 30, 1995,
1994 and 1993, Heritage Federal's ratio of allowance for loan losses to non-performing assets, including real estate owned, was 268.18%, 228.72% and 125.49%, respectively.

        Noninterest Income. Noninterest income totaled $2,755,000 in fiscal year 1995, $2,484,000 in fiscal year 1994, and $3,110,000 in fiscal 1993. The higher amount in fiscal year 1993 reflected a gain of $1,000,000 on the sale of five branches during the year. Noninterest income, other than gains or losses on the sale of the branches and interest-earning assets, increased moderately over the three-year period ended June 30, 1995, aggregating $2,755,000, $2,484,000 and $2,110,000 in fiscal years 1995, 1994 and 1993, respectively, reflecting primarily an increase in other ancillary services such as checking fee income and fee income from the sale of securities and annuities.

        Noninterest Expense. Noninterest expense totaled $12,242,000 in fiscal 1995, $11,354,000 in fiscal year 1994, $12,813,000 in fiscal year 1993. The increase in noninterest expense in fiscal year 1995 reflected higher compensation and benefits expense, due to normal salary increases for personnel and greater benefit costs, and because of the revision to certain compensation plans in fiscal year 1994 which became effective during fiscal year 1995. The decline in noninterest expense during fiscal year 1994 was due primarily to the decrease in amortization expense associated with the excess of cost over fair value of net assets acquired (i.e., goodwill) compared with fiscal year 1993, during which a portion of the goodwill was written off because of Heritage Federal's sale of the related assets. The decline also reflected lower compensation-related expenses, due to revisions in certain compensation plans during the year, along with lower communications and other office expense and real estate owned expense and provisions.

        Income Taxes. The effective income tax rates for fiscal years 1995, 1994 and 1993 were 36.5%, 36.1% and 41.8%, respectively, compared with the maximum statutory corporate income tax rate of 38.0% during those periods. The higher effective tax rate in fiscal year 1993 reflected tax on the gain on the sale of five branches during the first quarter; the write-off of goodwill associated with those branches was not tax deductible. Effective at the beginning of fiscal year 1994, Heritage adopted SFAS No. 109, Accounting for Income Taxes, on a prospective basis. The cumulative effect of this new accounting standard on prior periods added $764,000 or $.22 per share to net income for fiscal year 1994.

        IMPACT OF NEW ACCOUNTING STANDARDS. In December 1991, the Financial Accounting Standards Board ("the FASB") issued SFAS No. 107, Disclosures about Fair Value of Financial Instruments. SFAS No. 107 requires disclosures of information about the fair value of all financial instruments. Such disclosure is effective for fiscal years ending after December 15, 1992. Heritage adopted SFAS No. 107 for the fiscal year ended June 30, 1993.

        Heritage adopted SFAS No. 109, Accounting for Income Taxes, on a prospective basis during the first quarter of fiscal year 1994. The cumulative effect of this new accounting standard on prior periods added $764,000 or $.22 per share to net income for fiscal year 1994.

        The FASB issued SFAS No. 114, Accounting by Creditors for Impairment of a Loan, which amended SFAS No. 5, Accounting for Contingencies, and SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings. SFAS No. 114, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure, requires the use of the discounted cash flow method for measuring impairment of loans when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. If expedient, the creditor may use a loan's observable market price or the fair value of any collateral.

        Heritage adopted SFAS No. 114 on a prospective basis as of July 1, 1993 for the fiscal year ending June 30, 1994. The adoption of SFAS No. 114 did not have a material effect on Heritage's financial position or results of operations.

        The FASB issued SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, which supersedes SFAS No. 12, Accounting for Certain Marketable Securities and amends SFAS No. 65, Accounting for Certain Mortgage Banking Activities. SFAS No. 115 became effective for fiscal years beginning after December 15, 1993. SFAS No. 115 requires investments in certain debt and equity securities to be classified into three categories -- held to maturity, available for sale, or trading. Securities classified into the held to maturity category will be accounted for at cost, adjusted for amortization of premiums and discounts. Securities in the remaining two categories will be carried at market value, with changes in the market value of securities available for sale being accounted for as changes in stockholders' equity and changes in the market value of trading account securities being recognized in income.

        Heritage adopted SFAS No. 115 on a prospective basis in the first quarter of fiscal year 1995. The adoption of SFAS No. 115 did not have a material effect on Heritage's financial position.

        LIQUIDITY AND CAPITAL RESOURCES. Heritage Federal's principal sources of funds for operations are deposits from its primary market areas, principal and interest payments on loans and mortgage-backed securities, and proceeds from maturing investment securities. Additionally, Heritage Federal may borrow funds from the FHLB of Cincinnati or sell loans in order to increase liquidity. Heritage Federal's deposits declined 0.3% during fiscal year 1995 to $449,318,000 from $450,819,000 as of June 30, 1994. During fiscal year 1995,
Heritage Federal increased its advances from the FHLB of Cincinnati for the purpose of increasing its net interest income through the purchase of additional CMOs. Advances from the FHLB of Cincinnati totaled $18,122,000 at June 30, 1995, compared with $9,587,000 at June 30, 1994.

        Heritage Federal must satisfy three capital standards, as set by the Office of Thrift Supervision (the "OTS"). These standards include a ratio of core capital to adjusted total assets of 3.0%, a tangible capital standard expressed as 1.5% of total adjusted assets, and a combination of core and "supplementary" capital equal to 8.0% of risk-weighted assets. The OTS recently finalized regulations that add an interest rate risk component to capital requirements under certain circumstances. Heritage Federal does not expect that this regulation will require it to reduce its capital materially for purposes of determining compliance with its risk-based capital requirement. In addition, the OTS has recently adopted regulations that impose certain restrictions on savings associations that have a total risk-based capital ratio that is less than 8.0%, a ratio of Tier 1 capital (or core capital) to risk-weighted assets of less than 4.0%, or a ratio of Tier 1 capital to adjusted total assets of less than 4.0% (or 3.0% if the institution receives the highest rating under the OTS examination rating system).

        Heritage Federal presently exceeds all capital requirements as currently promulgated. At June 30, 1995, Heritage Federal had tangible, core, Tier 1 to risk-weighted assets, and risk-based capital ratios of 9.77%, 9.85%, 23.97%, and 25.00%, respectively.

        The following table reconciles Heritage Federal's net worth at June 30, 1995, under generally accepted accounting principles to regulatory capital requirements:

                                                                     REGULATORY CAPITAL REQUIREMENTS (UNAUDITED)
                                     -----------------------------------------------------------------------------------------
                                         GAAP          TANGIBLE                TIER 1/CORE                RISK-BASED
                                       CAPITAL          CAPITAL                  CAPITAL                   CAPITAL
                                     -----------     -----------               -----------                ----------
                                     $52,378,000     $52,378,000      9.93%    $52,378,000     9.92%     $52,378,000     24.16%
                                     ===========

Add:
  General valuation
           allowances                                       --         --             --         --        2,247,000      1.03%

Deduct:
  Goodwill                                               780,000     -0.15%        333,000    -0.06%         333,000     -0.15%
  Unrealized gains on
    Available for sale
       securities                                         84,000     -0.01%         84,000    -0.01%          84,000     -0.04%
                                                     -----------      ----     -----------     ----      -----------     -----

Regulatory
capital--computed                                     51,514,000      9.77%     51,961,000     9.85%      54,208,000     25.00%
Minimum capital
requirement                                            7,909,000      1.50%     15,832,000     3.00%      17,345,000      8.00%
                                                     -----------      ----     -----------     ----      -----------     -----
Regulatory capital--excess                           $43,605,000      8.27%    $36,129,000     6.85%     $36,863,000     17.00%
                                                     ===========      ====     ===========     ====      ===========     =====



         Heritage Federal must maintain liquidity ratios at certain regulatory levels. Regulations specify the types of assets that qualify for liquidity, which generally include cash, federal funds sold, certificates of deposit and qualifying types of U.S. Treasury and agency securities, and other investments having maturities of five years or less. Such investments serve as a source of funds upon which Heritage Federal may rely to meet deposit withdrawals and for other short-term needs. The required levels of such liquidity are calculated on a "liquidity base" consisting of net withdrawable accounts plus borrowings due in one year or less. Presently, Heritage Federal is required to maintain total liquid assets as described above of at least 5% of its liquidity base. Short-term liquid assets (maturing in one year or less) may not be less than 1% of Heritage Federal's liquidity base.

         In recent years, Heritage Federal has maintained higher levels of liquid assets than required by regulation. Management believes that the liquidity levels maintained are adequate to meet potential deposit outflows, loan demand and normal operations. Its short-term ratios were 5.07%, 3.30% and 5.36% at June 30, 1995, 1994 and 1993, respectively. Total liquidity ratios were 19.25%, 16.24% and 20.59%, respectively, for the same periods.

         At June 30, 1995, Heritage Federal had outstanding commitments to originate loans totaling $1,733,000, excluding $3,492,000 in approved but unused home equity lines of credit. Management believes that Heritage Federal's sources of funds are sufficient to fund all of its outstanding commitments.

         IMPACT OF INFLATION AND CHANGING PRICES The consolidated financial statements and notes thereto, presented herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without consideration of the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of Heritage Federal's operations. Unlike most industrial companies, however, nearly all the assets and liabilities of Heritage Federal are monetary. As a result, interest rates have a greater impact on Heritage Federal's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.
//

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                         INDEPENDENT ACCOUNTANTS' REPORT

The Board of Directors
Heritage Federal Bancshares, Inc.

We have audited the accompanying consolidated statements of financial condition of Heritage Federal Bancshares, Inc. and Subsidiary as of June 30, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Heritage Federal Bancshares, Inc. and Subsidiary at June 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its methods of accounting for securities and income taxes in 1995 and 1994, respectively.

                                                COOPERS & LYBRAND L.L.P.

Knoxville, Tennessee
August 1, 1995

                HERITAGE FEDERAL BANCSHARES, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                             June 30, 1995 and 1994


                                                                   1995               1994
                                                                   ----               ----
ASSETS

Cash and due from banks                                        $  9,285,434       $  9,610,848
Interest-earning deposits in financial institutions               5,592,680          2,295,206
Federal funds sold                                                7,000,000          3,000,000
                                                               ------------       ------------

       Total cash and cash equivalents                           21,878,114         14,906,054

Securities available-for-sale                                    20,213,195             -
Securities held-to-maturity:
  U.S. government and agencies and collateralized mortgage
     obligations - approximate market value of $86,258,000       86,627,642             -
  Mortgage-backed securities - approximate market value of
     $83,012,000                                                 83,994,659             -

Investment securities - approximate market value of
  $78,754,000                                                        -              80,796,409
Mortgage-backed securities - approximate market
  value of $88,397,000                                               -              92,557,813
Loans receivable, net                                           297,533,313        308,699,625
Interest receivable                                               3,666,307          3,446,516
Real estate owned, net of allowance for losses of $211,771
  and $262,322 at June 30, 1995 and 1994, respectively               -                 531,275
Premises and equipment, net                                       6,785,895          6,676,464
Investment in Federal Home Loan Bank stock, at cost               4,057,300          3,807,700
Excess of cost over fair value of net assets acquired and
  other intangibles, net                                            780,132          1,270,127
Deferred income taxes                                               897,514          1,457,138
Other assets                                                      1,735,008          1,738,951
                                                               ------------       ------------
                                                               $528,169,079       $515,888,072
                                                               ============       ============


                  The accompanying notes are an integral part
                   of these consolidated financial statements.

                                                                                 1995               1994
                                                                                 ----               ----
LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                     $449,317,977       $450,818,608
Advances from Federal Home Loan Bank                                           18,121,921          9,587,083
Advances from borrowers for taxes and insurance                                 4,027,987          3,990,598
Accrued expenses and other liabilities                                          2,927,221          2,107,869
Employee Stock Ownership Plan obligation                                           -                 880,885
                                                                             ------------       ------------

                                                                              474,395,106        467,385,043

Commitments and contingencies (Notes 2, 3, 5, 12, 15, 16, 18 and 21)

Stockholders' equity:
  Preferred stock of $1.00 par value, authorized 2,000,000
     shares; none issued or outstanding                                            -                  -
  Common stock of $1.00 par value, 8,000,000 shares
     authorized; issued and outstanding - 3,186,158 at June 30,
     1995 and 3,172,826 at June 30, 1994 (Note 19)                              3,186,158          3,172,826
  Additional paid-in capital                                                   16,509,491         16,108,095
  Retained earnings-substantially restricted                                   35,070,071         30,813,111
  Unrealized appreciation on available-for-sale securities,
     net of tax of $51,530 in 1995                                                 84,079             -
  Employee Stock Ownership Plan obligation                                       (720,765)          (880,885)
  Unearned compensation of Management Recognition Plan                           (355,061)          (710,118)
                                                                             ------------       ------------
                                                                               53,773,973         48,503,029
                                                                             ------------       ------------
                                                                             $528,169,079       $515,888,072
                                                                             ============       ============

                HERITAGE FEDERAL BANCSHARES, INC. AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF INCOME

                    Years ended June 30, 1995, 1994 and 1993


                                                                   1995             1994             1993
                                                                   ----             ----

Interest income:
  Loans                                                        $24,770,777      $25,448,506      $30,220,709
  Securities available-for-sale                                  1,361,695           -                -
  Securities held-to-maturity:
    U.S. government and agencies and collateralized
      mortgage obligations                                       4,199,355           -                -
    Mortgage backed securities                                   5,034,437           -                -
  Investments                                                       -             5,041,697        5,151,660
  Mortgage-backed securities                                        -             4,539,140        3,074,851
  Other interest-earning assets                                    612,630          521,327          619,111
                                                               -----------      -----------      -----------

         Total interest income                                  35,978,894       35,550,670       39,066,331
                                                               -----------      -----------      -----------
Interest expense:
  Deposits                                                      16,829,466       15,846,768       18,873,962
  Other borrowed money                                             968,030          640,513          431,042
                                                               -----------      -----------      -----------

         Total interest expense                                 17,797,496       16,487,281       19,305,004
                                                               -----------      -----------      -----------

         Net interest income                                    18,181,398       19,063,389       19,761,327
Provision for loan losses                                           82,247          487,346          595,140
                                                               -----------      -----------      -----------
         Net interest income after provision
            for loan losses                                     18,099,151       18,576,043       19,166,187
                                                               -----------      -----------      -----------
Noninterest income:
  Loan fees and service charges                                  1,826,140        1,574,221        1,426,069
  Other operating income                                           928,831          909,600          684,393
  Gain on sale of branches                                          -                -             1,000,000
                                                               -----------      -----------      -----------

         Total noninterest income                                2,754,971        2,483,821        3,110,462
                                                               -----------      -----------      -----------
Noninterest expense:
  Compensation and benefits                                      6,198,938        5,306,228        5,713,579
  Occupancy and equipment                                        1,124,528        1,089,392        1,130,840
  Communications and other office expenses                       1,510,758        1,371,648        1,543,704
  Regulatory and other insurance premiums                        1,180,955        1,196,911        1,090,247
  Computer processing                                              636,232          597,360          570,524
  Real estate owned expenses, including provision
     for loss                                                      (87,398)          55,744          270,340
  Other operating costs                                          1,254,716        1,211,057        1,191,916
  Amortization of excess of cost over fair value of
     net assets acquired                                           422,873          525,336        1,301,646
                                                               -----------      -----------      -----------

         Total noninterest expense                             $12,241,602      $11,353,676      $12,812,796
                                                               ===========      ===========      ===========


                                   (continued)

                HERITAGE FEDERAL BANCSHARES, INC. AND SUBSIDIARY

                    Years ended June 30, 1995, 1994 and 1993



                                                    1995            1994            1993
                                                    ----            ----            ----
Income before income tax expense and
  change in method of accounting for
  income taxes                                   $8,612,520      $9,706,188      $9,463,853
Income tax expense                                3,145,666       3,501,963       3,951,634
                                                 ----------      ----------      ----------

         Net income before change in method
            of accounting for income taxes        5,466,854       6,204,225       5,512,219

Cumulative effect of change in method
  of accounting for income taxes                      -             764,255           -
                                                 ----------      ----------      ----------

         Net income                              $5,466,854      $6,968,480      $5,512,219
                                                 ==========      ==========      ==========

Earnings per share:
  Net income before change in method of
     accounting for income taxes                      $1.58           $1.85           $1.67
  Cumulative effect of change in method of
     accounting for income taxes                        -               .22             -
                                                      -----           -----           -----
  Earnings per share (Note 19)                        $1.58           $2.07           $1.67
                                                      =====           =====           =====



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                HERITAGE FEDERAL BANCSHARES, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                    Years ended June 30, 1995, 1994 and 1993


                                                                                                               Net
                                                                                                            unrealized
                                                                                                           depreciation
                                                                                            Retained        on certain
                                                       Common stock         Additional      earnings-       marketable
                                                       ------------          paid-in      substantially       equity
                                                  Shares       Amount        capital       restricted       securities
                                                  ------       ------        -------       ----------       ----------
Balances at June 30, 1992                        1,495,000   $1,495,000    $14,553,290     $ 20,703,246         -

  Net income                                          -           -             -             5,512,219         -

  Proceeds from issuance of common
    stock                                           42,468       42,468        445,915           -              -

  Implementation of Management
    Recognition Plan, including
    issuance of common stock                        44,850       44,850        880,181           -              -


  Three for two stock split                        791,159      791,159           -            (791,159)        -

  Increases in fair value of shares held by
    Management Recognition Plan
    through award date                                -           -            140,156            -             -


  Amortization of unearned compensation
    of Management Recognition Plan                    -           -             -                 -             -

  Reduction of Employee Stock
    Ownership Plan obligation                         -           -             -                 -             -
                                                 ---------   ----------    -----------      -----------       -----
Balances at June 30, 1993                        2,373,477   $2,373,477    $16,019,542      $25,424,306         -
                                                 =========   ==========    ===========      ===========       =====



                                                   Employee         Unearned
                                                    Stock        compensation of
                                                  Ownership        Management
                                                     Plan         Recognition
                                                  obligation          Plan             Total
                                                  ----------          ----             -----
Balances at June 30, 1992                        $(1,173,388)           -           $35,578,148

  Net income                                            -               -             5,512,219

  Proceeds from issuance of common
    stock                                               -               -               488,383

  Implementation of Management
    Recognition Plan, including
    issuance of common stock                            -           (925,031)              -


  Three for two stock split                             -               -                  -

  Increases in fair value of shares held by
    Management Recognition Plan
    through award date                                  -           (140,156)              -


  Amortization of unearned compensation
    of Management Recognition Plan                      -            154,009            154,009

  Reduction of Employee Stock
    Ownership Plan obligation                        120,348            -               120,348
                                                 -----------       ---------        -----------
Balances at June 30, 1993                        $(1,053,040)      $(911,178)       $41,853,107
                                                 ===========       =========        ===========


                                   (continued)

                HERITAGE FEDERAL BANCSHARES, INC. AND SUBSIDIARY

                    Years ended June 30, 1995, 1994 and 1993



                                                                                                                 Net
                                                                                                             unrealized
                                                                                                            depreciation
                                                                                               Retained      on certain
                                                                             Additional        earnings-     marketable
                                                   Common stock               paid-in        substantially     equity
                                              Shares          Amount          capital         restricted     securities
                                              ------          ------          -------         ----------     ----------
Balances at June 30, 1993                    2,373,477      $2,373,477      $16,019,542      $25,424,306         -

  Net income                                    -               -                -             6,968,480         -

  Proceeds from issuance of common
    stock, including effect of three
    for two stock split                          6,143           6,143           88,553           (1,419)        -

  Cash dividend paid on common
    stock at $.25 per share                     -                -               -              (785,050)        -

  Four for three stock split                   793,206         793,206           -              (793,206)        -

  Amortization of unearned compensation
    of Management Recognition Plan              -                -               -                -              -

  Reduction of Employee Stock
    Ownership Plan obligation                   -                -               -                -              -
                                             ---------      ----------      -----------      -----------       -----

Balances at June 30, 1994                    3,172,826      $3,172,826      $16,108,095      $30,813,111         -
                                             =========      ==========      ===========      ===========       =====



                                               Employee        Unearned
                                                 Stock      compensation of
                                              Ownership       Management
                                                 Plan        Recognition
                                              obligation         Plan               Total
                                              ----------         ----               -----
Balances at June 30, 1993                    $(1,053,040)      $(911,178)       $41,853,107

  Net income                                        -              -              6,968,480

  Proceeds from issuance of common
    stock, including effect of three
    for two stock split                             -              -                 93,277

  Cash dividend paid on common
    stock at $.25 per share                         -              -               (785,050)

  Four for three stock split                        -              -                 -

  Amortization of unearned compensation
    of Management Recognition Plan                  -            201,060            201,060

  Reduction of Employee Stock
    Ownership Plan obligation                    172,155           -                172,155
                                             -----------       ---------        -----------

Balances at June 30, 1994                    $  (880,885)      $(710,118)       $48,503,029
                                             ===========       =========        ===========


                                   (continued)

                HERITAGE FEDERAL BANCSHARES, INC. AND SUBSIDIARY

                    Years ended June 30, 1995, 1994 and 1993



                                                                                                                  Net
                                                                                                               unrealized
                                                                                               Retained       appreciation
                                                                            Additional         earnings-      on available-
                                                   Common stock               paid-in        substantially      for-sale
                                               Shares         Amount          capital          restricted      securities
                                               ------         ------          -------          ----------      ----------
Balances at June 30, 1994                    3,172,826      $3,172,826      $16,108,095       $30,813,111            -

  Net income                                      -               -                -            5,466,854            -
  Adoption of change in accounting
    for securities, net of tax                    -               -                -                 -            (44,843)

  Proceeds from issuance of common
    stock, including effect of four
    for three stock split                       13,332          13,332          122,226            (1,269)           -

  Cash dividend paid on common
    stock at $.38 per share                       -               -                -           (1,208,625)           -

  Tax benefit from exercise of stock
    options                                       -               -              67,800              -               -

  Tax benefit from Management
    Recognition Plan                              -               -             211,370              -               -

  Change in unrealized appreciation,
    net of tax                                    -               -                -                 -            128,922

  Amortization of unearned compensation
    of Management Recognition Plan                -               -                -                 -               -

  Reduction of Employee Stock
    Ownership Plan obligation                     -               -                -                 -               -
                                             ---------      ----------      -----------       -----------        --------

Balances at June 30, 1995                    3,186,158      $3,186,158      $16,509,491       $35,070,071        $ 84,079
                                             =========      ==========      ===========       ===========        ========


                                              Employee       Unearned
                                               Stock      compensation of
                                             Ownership      Management
                                                Plan       Recognition
                                             obligation        Plan              Total
                                             ----------        ----              -----
Balances at June 30, 1994                    $(880,885)      $(710,118)       $48,503,029

  Net income                                      -               -             5,466,854
  Adoption of change in accounting
    for securities, net of tax                    -               -               (44,843)

  Proceeds from issuance of common
    stock, including effect of four
    for three stock split                         -               -               134,289

  Cash dividend paid on common
    stock at $.38 per share                       -               -            (1,208,625)

  Tax benefit from exercise of stock
    options                                       -               -                67,800

  Tax benefit from Management
    Recognition Plan                              -               -               211,370

  Change in unrealized appreciation,
    net of tax                                    -               -               128,922

  Amortization of unearned compensation
    of Management Recognition Plan                -            355,057            355,057

  Reduction of Employee Stock
    Ownership Plan obligation                  160,120            -               160,120
                                             ---------       ---------        -----------

Balances at June 30, 1995                    $(720,765)      $(355,061)       $53,773,973
                                             =========       =========        ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                HERITAGE FEDERAL BANCSHARES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                    Years ended June 30, 1995, 1994 and 1993



                                                                               1995            1994             1993
                                                                               ----            ----             ----
Cash flows from operating activities:
   Net income                                                             $  5,466,854    $  6,968,480     $  5,512,219
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Cumulative effect of change in method of
           accounting for income taxes                                          -             (764,255)          -
       Amortization of:
           Excess of cost over fair value of net assets acquired               422,873         525,336        1,301,646
           Discounts and premiums on securities                                536,232         952,346          534,952
           Deferred loan origination fees                                     (505,384)       (381,771)         (60,562)
           Loan discounts                                                     (753,527)       (900,468)      (1,056,576)
       Provision for loan losses and losses on real estate                      83,298         560,337          846,965
       Gain on sale of branches                                                  -              -            (1,000,000)
       Recognition of Management Recognition Plan expense                      355,057         201,060          154,009
       Recognition of ESOP expense                                             160,120         172,155          120,348
       Dividends received in stock of Federal Home Loan Bank                  (249,600)       (179,900)        (156,100)
       Deferred income taxes and charge in-lieu of taxes                       787,264          16,554          260,000
       Depreciation and amortization of premises and equipment                 534,605         505,748          558,126
       Increase in unearned compensation of Management
           Recognition Plan                                                     -               -              (925,031)
       Decrease (increase) in:
           Other assets                                                         71,065          28,116            4,851
           Accrued interest receivable                                        (219,791)        329,588          265,059
       Increase (decrease) in:
           Accrued expenses and other liabilities                              820,568        (496,008)         650,624
                                                                          ------------    ------------     ------------

                 Total adjustments                                           2,042,780         568,838        1,498,311
                                                                          ------------    ------------     ------------

                 Net cash provided by operating activities                   7,509,634       7,537,318        7,010,530
                                                                          ------------    ------------     ------------

Cash flows from investing activities:
   Net repayments of loans                                                  12,298,111      19,119,421       30,619,553
   Principal receipts on mortgage-backed securities                          8,289,568      15,847,363        9,069,390
   Purchases of available-for-sale securities                               (3,984,063)         -                -
   Proceeds from maturities of available-for-sale securities                 6,035,681          -                -
   Purchases of securities held-to-maturity                                (64,990,375)         -                -
   Proceeds from maturities of securities held-to-maturity                  36,767,292          -                -
   Purchases of mortgage-backed securities                                      -          (48,754,748)     (28,186,079)
   Purchases of investment securities, certificates of deposit
     and term federal funds sold                                                -          (49,295,935)     (65,860,242)
   Proceeds from maturities of investment securities and
     certificates of deposit                                                    -           57,157,839       44,279,779
   Proceeds from sales of foreclosed real estate                               575,089          91,281          795,102
   Purchases of Federal Home Loan Bank stock                                    -               -                (3,400)
   Cash and cash equivalents transferred in sale of branches                    -               -           (51,318,038)
   Purchases of premises and equipment, net                                   (644,036)      (458,083)         (501,176)
                                                                          ------------    ------------     ------------

           Net cash used by investing activities                          $ (5,652,733)   $ (6,292,862)    $(61,105,111)
                                                                          ============    ============     ============


                                   (continued)

                HERITAGE FEDERAL BANCSHARES, INC. AND SUBSIDIARY

                    Years ended June 30, 1995, 1994 and 1993



                                                                               1995             1994             1993
                                                                               ----             ----             ----
Cash flows from financing activities:
   Net increase (decrease) in deposits                                     $(1,500,631)    $ (9,174,309)    $ 17,878,579
   Net increase (decrease) in mortgage escrow funds                             37,389          (30,602)        (358,953)
   Lease payments for obligations under capital leases                          (1,216)        (101,100)        (100,996)
   Repayment of ESOP obligation                                               (880,885)        (172,155)        (120,348)
   Advances (repayments) from the Federal Home Loan Bank                     8,534,838         (246,605)       9,748,028
   Net proceeds from issuance of common stock                                  134,289           93,277        1,413,414
   Dividends paid                                                           (1,208,625)        (785,050)          -
                                                                           -----------     ------------     ------------

              Net cash provided (used) by financing activities               5,115,159      (10,416,544)      28,459,724
                                                                           -----------     ------------     ------------

              Net increase (decrease) in cash and cash equivalents           6,972,060       (9,172,088)     (25,634,857)

Cash and cash equivalents at beginning of year                              14,906,054       24,078,142       49,712,999
                                                                           -----------     ------------     ------------

Cash and cash equivalents at end of year                                   $21,878,114     $ 14,906,054     $ 24,078,142
                                                                           ===========     ============     ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

   Payments made during the period for:
     Interest                                                              $17,666,029     $ 16,503,090     $ 19,262,868
     Income taxes                                                          $ 2,389,500     $  3,289,871     $  3,967,122
                                                                           ===========     ============     ============

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:

   Real estate foreclosures and related transfers                              $44,865          $70,627         $172,183
                                                                               =======          =======         ========


   The Company sold certain branches during 1993. In conjunction with that transaction, assets sold, liabilities transferred and gain recognized were as follows:

                 Deposits transferred                                      $54,814,922
                 Premises and equipment sold, net                           (2,122,622)
                 Share loans sold                                             (550,468)
                 Accrued interest and other liabilities transferred            176,206
                 Gain on sale                                               (1,000,000)
                                                                           -----------
                 Cash and cash equivalents transferred                     $51,318,038
                                                                           ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                HERITAGE FEDERAL BANCSHARES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Heritage Federal Bancshares, Inc. (the Company) and its wholly-owned subsidiary, Heritage Federal Bank for Savings (the
      Bank) and the Bank's wholly-owned subsidiary, Citizens Financial Corporation. All significant intercompany balances and transactions are eliminated in consolidation.

      CASH AND CASH EQUIVALENTS - For purposes of reporting cash flows, cash and cash equivalents consist of federal funds sold, cash on hand, and due from banks. Cash and due from banks includes interest-bearing deposits of $5,592,680 and $2,295,206 at June 30, 1995 and 1994, respectively. Federal funds sold included in cash equivalents have maturities ranging from one to 14 days. The Bank maintained cash reserves required by the Federal Reserve Bank amounting to $3,168,000 and $4,720,000 as of June 30, 1995 and 1994, respectively.

      INVESTMENT SECURITIES - Effective July 1, 1994, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 115 (SFAS 115), Accounting for Certain Investments in Debt and Equity Securities. Investments in certain debt and equity securities are classified as either Held-to-Maturity (reported at amortized cost), Trading (reported at fair value with unrealized gains and losses included in earnings), or Available-for-Sale (reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity).

      Premiums and discounts on debt securities are recognized in interest income on the level interest yield method over the period to maturity.

      Prior to the adoption of SFAS 115, investment securities were those securities held for investment purposes which management determined they had the ability and intent to hold to maturity. Investment securities were stated at cost adjusted for amortization of premiums and accretion of discounts.

      Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities. These securities, which have been classified as held-to-maturity in 1995, are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

      Gains and losses on the sale of securities are determined using the specific identification method.

      LOANS RECEIVABLE - Loans receivable are stated at unpaid principal balances, net of discounts, deferred loan origination fees, and the allowance for loan losses.

      Unearned discounts on mortgage loans purchased are amortized to interest income using the interest method over the estimated average lives of the loans.

      The allowance for loan losses is increased by charges against income and decreased by chargeoffs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, estimated value of any underlying collateral, and current economic conditions. While management believes that it has established the allowance in accordance with generally accepted accounting principles and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future the Bank's regulators or its economic environment will not require further increases in the allowance.

      Uncollectible interest on loans that are contractually 90 days or more past due or where management has determined that such amounts may be uncollectible is charged off or an allowance is established. The allowance is established by a charge against interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments returns to normal, in which case the loan is returned to accrual status.

      The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114 (Statement 114), Accounting by Creditors for Impairment of a Loan, which amended Statement 5, Accounting for Contingencies, and Statement 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings.

      Statement 114, as amended by Statement of Financial Accounting Standards No. 118 (Statement 118), Accounting by Creditors for Impairment of a Loan
      - Income Recognition and Disclosure, requires the use of the discounted cash flow method for measuring impairment of loans when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. If expedient, the creditor may use a loan's observable market price or the fair value of any collateral.

      The Company adopted Statement 114 on a prospective basis as of July 1, 1993 for the fiscal year ending June 30, 1994. The adoption of Statement 114 did not have a material affect on the Company's financial position or results of operations.

      DISCOUNTS ON LOANS ACQUIRED THROUGH MERGERS - Discounts on loans acquired through mergers are accreted into income principally on the interest method over the remaining contractual terms of the respective loans, adjusted for expected prepayments.

      LOAN ORIGINATION AND COMMITMENT FEES AND RELATED COSTS - Loan fees are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 91. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in the statement of income using the interest method over the contractual life of the loans, adjusted for estimated prepayments based on the Bank's historical prepayment experience. Commitment fees and costs relating to commitments whose likelihood of exercise is remote are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment of yield. The Bank ceases amortization of net deferred fees on loans which are contractually 90 days or more past due or where management has determined that such amounts may be uncollectible.

      REAL ESTATE OWNED - Real estate properties acquired through loan foreclosure or deed in lieu of foreclosure and properties classified as in substance foreclosures are initially recorded at the lower of the related loan balance, less any specific allowance for loss, or fair value at the date of foreclosure. Costs subsequently incurred relating to development and improvement of property are capitalized, whereas costs relating to holding property are expensed. In substance foreclosed properties are those properties where the borrower retains title but has little or no remaining equity in the property considering its fair value; where repayment can only be expected to come from the operation or sale of the property; and where the borrower has effectively abandoned control of the property or it is doubtful that the borrower will be able to rebuild equity in the property. Property acquired by deed in lieu of foreclosure results when a borrower voluntarily transfers title to the Bank in full settlement of the related debt in an attempt to avoid foreclosure.

      Valuations are periodically performed by management and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value.

      PREMISES AND EQUIPMENT - Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Amortization is computed on the straight-line method over the term of the lease or the life of the assets, whichever is shorter.

      EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED AND OTHER INTANGIBLES - The Bank is amortizing the excess of cost over fair value of net assets acquired (goodwill) through business combinations at a constant rate when applied to the interest-earning assets, through June 1996, which is the estimated remaining life of the long-term interest-earning assets. During 1993, $637,000 of goodwill relating to the branches sold was written-off. Other intangibles amounting to $447,482 and $514,604 at June 30, 1995 and 1994, respectively, consist of value related to a branch network acquired in 1981, which is being amortized straight line through 2001; value assigned to the management in place in the 1981 acquisition, which is being amortized straight line over the remaining service life of the managers through 2001; and value assigned to core deposits acquired in 1986, which is being amortized straight line through 1996.

      TRUST ASSETS - Assets held by the Bank in trust capacities are not included in the accompanying consolidated statements of financial condition, because such items are not assets of the Bank.

      INCOME TAXES - Effective July 1, 1993, the Company adopted the provisions of the Financial Accounting Standards Board Statement No. 109 (Statement
      109), Accounting for Income Taxes, on a prospective basis for the fiscal year ending June 30, 1994. The adoption of Statement 109 resulted in an increase of the Company's deferred income tax asset of $764,255. Prior to that date, the Company followed Statement of Financial Accounting Standards No. 96, Accounting for Income Taxes (Statement 96). Statements 109 and 96 require the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

2. CONVERSION TO STOCK SAVINGS BANK, FORMATION OF HOLDING COMPANY, SALE OF COMMON STOCK AND MERGER

      On March 30, 1992, the Bank converted from a mutual savings bank to a capital stock savings bank. The Bank issued all of its outstanding capital stock to Heritage Federal Bancshares, Inc., a holding company for Heritage Federal Bank for Savings. Heritage Federal Bancshares, Inc. consummated a public offering of 2,990,000 shares of common stock (after giving effect to stock splits) which generated net proceeds of $16,048,290 after conversion costs totaling $1,144,210. The Bank received 99% of the net proceeds in exchange for the stock it issued to the holding company.

      At the time of conversion, the Bank established a liquidation account in an amount equal to the Bank's net worth for the benefit of eligible account holders at the time of conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their eligible deposits, and shall cease upon the closing of the accounts, and shall never be increased. In the event of liquidation of the Bank, such person shall be entitled, after all payments to creditors, to a distribution from the liquidation account before any distribution to stockholders.

      Federal regulations adopted by the Office of Thrift Supervision (OTS) impose certain limitations on the payment of dividends and other capital distributions, including stock repurchases, by the Bank. Based upon current OTS regulations and its capital structure at June 30, 1995, the Bank may make capital distributions during a year up to the greater of (i) 100% of its net earnings to date during the calendar year plus an amount equal to one-half of the amount by which its total capital-to-assets ratio exceeded its fully phased-in capital-to-assets ratio at the beginning of the calendar year or (ii) 75% of its net income during the most recent four-quarter period. At June 30, 1995, approximately $19,850,000 was available for payment of dividends from the Bank to the Company under the above mentioned OTS restrictions. Capital distributions by the Bank are further subject to 30-day advance written notice to the OTS.

      The Company's charter authorizes 2,000,000 shares of preferred stock of the Company, of $1.00 par value. The Company's charter expressly vests in the Board of Directors of the Company the authority to issue the preferred stock in one or more series and to determine, to the extent permitted by law prior to the issuance of the preferred stock (or any series of the preferred stock), the relative rights, limitations, and preferences of the preferred stock or any such series.

2. CONVERSION TO STOCK SAVINGS BANK, FORMATION OF HOLDING COMPANY, SALE OF COMMON STOCK AND MERGER, continued

      In February 1995, the Company entered into a merger agreement with First American Corporation (FAC). All of the outstanding shares of the Company stock will be exchanged for common shares of FAC in a transaction that will be accounted for as a pooling of interest. The transaction is expected to be consummated during the Company's second fiscal quarter.

3.    SECURITIES

      At June 30, 1995, securities have been classified in the consolidated financial statements according to management's intent. The carrying amount of securities and their approximate market values at June 30, 1995 were as follows:

                                                                  Gross            Gross         Approximate
                                               Amortized       Unrealized       Unrealized         Market
                                                 Cost             Gains           Losses            Value
                                                 ----             -----           ------            -----
      Available-for-sale:
         U.S. government obligations         $ 20,077,586      $  139,223      $    3,614       $ 20,213,195
                                             ============      ==========      ==========       ============
      Held-to-maturity:
         U.S. government and agencies        $ 71,685,619      $  307,843      $1,068,462       $ 70,925,000
         Collateralized mortgage
           obligations                         14,942,023         484,692          93,715         15,333,000
                                             ------------      ----------      ----------       ------------

                                               86,627,642         792,535       1,162,177         86,258,000
                                             ------------      ----------      ----------       ------------

         Mortgage-backed securities:
           GNMA Certificates                   49,076,676         189,729         623,405         48,643,000
           FNMA Certificates                   12,826,298          14,157         205,455         12,635,000
           FHLMC Certificates                  22,091,685          71,897         429,582         21,734,000
                                             ------------      ----------      ----------       ------------

                                               83,994,659         275,783       1,258,442         83,012,000
                                             ------------      ----------      ----------       ------------

                                             $170,622,301      $1,068,318      $2,420,619       $169,270,000
                                             ============      ==========      ==========       ============

      Investment securities and mortgage-backed securities at June 30, 1994 were summarized as follows:

                                                                  Gross            Gross         Approximate
                                                 Book          Unrealized       Unrealized         Market
                                                 Value            Gains           Losses            Value
                                                 -----            -----           ------            -----
      U.S. government and agencies           $ 75,181,904        $270,072      $2,102,976       $ 73,349,000

      Collateralized mortgage
         obligations                            5,614,505           7,370         216,875          5,405,000
                                             ------------        --------      ----------       ------------
                                               80,796,409         277,442       2,319,851         78,754,000
                                             ------------        --------      ----------       ------------

      Mortgage-backed securities:
         GNMA Certificates                     52,390,756          10,508       2,866,264         49,535,000
         FHLMC Certificates                    25,810,401          58,079         823,480         25,045,000
         FNMA Certificates                     14,356,656           4,520         544,176         13,817,000
                                             ------------        --------      ----------       ------------

                                               92,557,813          73,107       4,233,920         88,397,000
                                             ------------        --------      ----------       ------------

                                             $173,354,222        $350,549      $6,553,771       $167,151,000
                                             ============        ========      ==========       ============

      Debt securities at June 30, 1995 will mature on the following schedule:

                                                  Available-for-sale                 Held-to-maturity
                                                  ------------------                 ----------------
                                                               Approximate                      Approximate
                                               Amortized         Market          Amortized        Market
                                                 Cost             Value            Cost            Value
                                                 ----             -----            ----            -----
      Due in one year or less                $ 7,048,291      $ 7,072,000     $   5,966,753    $   6,017,000
      Due after one year through
         five years                           13,029,295       13,141,195        56,275,626       55,467,000
      Due after five years through
         ten years                                -                -             31,994,678       31,742,000
      Due after ten years                         -                -             76,385,244       76,044,000
                                             -----------      -----------      ------------     ------------
                                             $20,077,586      $20,213,195      $170,622,301     $169,270,000
                                             ===========      ===========      ============     ============

      The amortized cost and approximate market value of mortgage-backed securities at June 30, 1995, by contractual maturities are shown in the above table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

      The weighted average interest yield for all securities was approximately 6.35% at June 30, 1995 and 5.69% at June 30, 1994.

      Investment securities carried in the consolidated statements of financial condition at $23,850,000 and $19,760,000 as of June 30, 1995 and 1994,
      respectively, were pledged to secure public deposits.

4.    LOANS RECEIVABLE

      Loans receivable are summarized as follows:

                                                                                 1995               1994
                                                                                 ----               ----
      Loans secured by first mortgages on real estate:
          Principal balances:
            One to four single family residential                            $239,624,145       $251,144,767
            Construction loans, gross commitment                                7,044,838         11,219,927
            Partially guaranteed by VA or insured by FHA                          804,254            998,812
            Other conventional                                                 32,549,777         32,177,760
            Other                                                               1,431,052          1,746,064
                                                                             ------------       ------------

                                                                              281,454,066        297,287,330

          Less:
            Discounts on loans acquired through mergers                         1,013,821          1,767,348
            Allowance for loan losses                                           1,222,676          1,222,676
            Undisbursed portion of construction loans                           2,436,442          3,732,820
            Net deferred loan origination fees                                    871,853          1,192,445
                                                                             ------------       ------------

                 Total first mortgage loans                                   275,909,274        289,372,041
                                                                             ------------       ------------

      Consumer and other loans:
          Principal balances:
            Secured by deposits                                                 2,224,023          2,429,921
            Education                                                               6,216             10,213
            Home equity and second mortgage                                    13,050,389         10,600,812
            Credit card                                                           535,134            595,452
            Other consumer and commercial                                       7,666,405          6,823,118
                                                                             ------------       ------------

                                                                               23,482,167         20,459,516

          Less:
            Net deferred loan origination fees (costs)                             21,894            (39,945)
            Allowance for loan losses                                           1,103,992          1,055,962
            Loans-in-process                                                      732,242            115,915
                                                                             ------------       ------------

                 Total consumer and other loans                                21,624,039         19,327,584
                                                                             ------------       ------------

                 Loans receivable, net                                       $297,533,313       $308,699,625
                                                                             ============       ============

      Weighted average contractual yield                                         8.18%              7.38%
                                                                                 ====               ====

      Activity in the allowance for loan losses is summarized as follows:

                                                               1995           1994           1993
                                                               ----           ----           ----
      Balance at beginning of year                          $2,278,638     $2,387,673     $2,338,314
      Provisions charged against income                         82,247        487,346        595,140
      Chargeoffs, net of recoveries                            (34,217)      (596,381)      (545,781)
                                                            ----------     ----------     ----------

      Balance at end of year                                $2,326,668     $2,278,638     $2,387,673
                                                            ==========     ==========     ==========

      The following is a summary of the principal balances of loans on nonaccrual status and loans past due ninety days or more:

                                                                1995           1994
                                                                ----           ----
      Loans contractually past due 90 days or more
           and/or on nonaccrual status:
             Residential                                      $178,000       $271,000
             Consumer and commercial                            47,000        194,000
                                                              --------       --------

                                                              $225,000       $465,000
                                                              ========       ========

      During the years ended June 30, 1995, 1994, and 1993, interest income of approximately $17,000, $22,000, and $106,000, respectively, was not recorded related to loans accounted for on a nonaccrual basis.

      In the ordinary course of business, the Bank makes loans to directors and officers and their related interests. Loans to directors and officers and their related interests are as follows:

           Balance at June 30, 1993                                        $1,640,199
              Advances                                                        702,860
              Repayments                                                     (346,402)
                                                                           ----------
              Separation of officer with loans                                (43,363)

           Balance at June 30, 1994                                         1,953,294
              Advances                                                        381,926
              Repayments                                                     (545,673)
                                                                           ----------

           Balance at June 30, 1995                                        $1,789,547
                                                                           ==========

      The Bank offers an unsecured $100,000 line of credit to each of its seven non-employee directors. Amounts outstanding against line of credit agreements with the two directors who have accepted the credit line were $99,878 and $99,971 at June 30, 1995 and 1994, respectively. The directors may retain their lines of credit after they leave the board, so long as they continue to meet the normal credit requirements of the Bank.

      As of June 30, 1995, the Company had impaired loans, as defined by SFAS Statement No. 114, aggregating $2,111,000, on which specific reserves of $70,000 had been recorded.

5.    LOAN SERVICING

      Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The approximate unpaid principal balances of these loans were $7,821,000 and $9,905,000 at June 30, 1995 and 1994, respectively.

6.    INTEREST RECEIVABLE

      Interest receivable is summarized as follows:

                                                                1995            1994
                                                                ----            ----
      Securities available-for-sale                          $  352,072      $   -
      Securities held-to-maturity                             1,533,030          -
      Investment securities                                      -            1,255,288
      Mortgage-backed securities                                 -              488,815
      Loans receivable                                        1,781,205       1,702,413
                                                             ----------      ----------

                                                             $3,666,307      $3,446,516
                                                             ==========      ==========

7.    REAL ESTATE OWNED

      Activity in the allowance for losses on real estate owned is summarized as follows:

                                                  1995           1994            1993
                                                  ----           ----            ----
      Balance at beginning of year              $262,322       $284,947       $ 201,330
      Provision charged against income             1,051         72,991         251,825
      Chargeoffs                                 (51,602)       (95,616)       (168,208)
                                                --------       --------       ---------

      Balance at end of year                    $211,771       $262,322       $ 284,947
                                                ========       ========       =========

8.    PREMISES AND EQUIPMENT

      Premises and equipment are summarized as follows:

                                                                                  1995            1994
                                                                                  ----            ----
      Land                                                                    $ 1,587,801     $ 1,540,381
      Office buildings and leasehold improvements                               8,935,532       8,831,100
      Furniture, fixtures, and equipment                                        4,363,695       5,526,720
      Automobiles                                                                 105,765          93,017
                                                                              -----------     -----------
                                                                               14,992,793      15,991,218

           Less accumulated depreciation and amortization                       8,206,898       9,314,754
                                                                              -----------     -----------

           Premises and equipment, net                                        $ 6,785,895     $ 6,676,464
                                                                              ===========     ===========

 9.   DEPOSITS

      Deposits are summarized as follows:

                                                                        1995                         1994
                                                                        ----                         ----
                                                                Amount         %             Amount         %
                                                                ------         -             ------         -
      Noninterest-bearing demand deposits                   $ 10,574,976       2.4%       $  8,395,930     1.9%
      Demand and NOW accounts at 2.25%                        56,407,635      12.5          64,671,094    14.3
      SuperNow at 2.50%                                        7,514,508       1.7          10,916,498     2.4
      Money market at 3.31%                                   17,844,834       4.0          24,135,360     5.4
      Passbook savings at 2.75%                               68,433,425      15.2          91,440,876    20.3
                                                            ------------     -----        ------------   -----

                                                             160,775,378      35.8         199,559,758    44.3
                                                            ------------     -----        ------------   -----

      Certificates of deposit:

          2.00 to 2.50%                                     $  1,016,523        .2        $  1,466,043      .3
          2.51 to 3.00%                                          701,623        .2           2,367,612      .5
          3.01 to 3.50%                                            2,850        .0          85,027,440    18.9
          3.51 to 4.00%                                       13,693,624       3.0          56,385,354    12.5
          4.01 to 4.50%                                       53,029,316      11.8          38,661,139     8.6
          4.51 to 5.00%                                       56,907,063      12.7          27,079,048     6.0
          5.01 to 5.50%                                       33,348,110       7.4          18,379,993     4.1
          5.51 to 6.00%                                       34,780,123       7.8          15,273,215     3.4
          6.01 to 6.50%                                       52,314,919      11.6           1,246,910      .3
          6.51 to 7.00%                                       39,678,704       8.8           2,320,911      .5
          7.01 to 7.50%                                        2,376,130        .5           1,123,279      .2
          7.51 to 8.00%                                          222,920        .1           1,480,020      .3
          8.01 to 8.50%                                          296,088        .1             286,531      .1
          8.51 to 9.00%                                           99,110        .0              92,491      .0
          9.01 to 9.50%                                           75,496        .0              68,864      .0
                                                            ------------     -----        ------------   -----

                                                             288,542,599      64.2         251,258,850    55.7
                                                            ------------     -----        ------------   -----

                                                            $449,317,977     100.0%       $450,818,608   100.0%
                                                            ============     =====        ============   =====

      The aggregate amount of jumbo certificates of deposit with a minimum denomination greater than $100,000 was $17,250,670 and $9,264,566 at June 30, 1995 and 1994, respectively.

      At June 30, 1995, scheduled maturities of certificates of deposit are as follows:

            Year ending June 30
                 1996                              $221,752,925
                 1997                                41,336,160
                 1998                                16,498,383
                 Later                                8,955,131
                                                   ------------

                                                   $288,542,599
                                                   ============

      Interest expense on deposits for the years ended June 30, 1995, 1994 and 1993 is summarized as follows:

                                                         1995           1994           1993
                                                         ----           ----           ----
      Demand, Money Market, NOW, and SuperNOW        $ 2,338,807    $ 2,361,347    $ 2,517,330
      Passbook savings                                 2,175,733      2,550,798      2,746,998
      Time deposits                                   12,314,926     10,934,623     13,609,634
                                                     -----------    -----------    -----------

                                                     $16,829,466    $15,846,768    $18,873,962
                                                     ===========    ===========    ===========

10.   ADVANCES FROM FEDERAL HOME LOAN BANK

      Federal Home Loan Bank advances consist of the following:

                                                                                   1995              1994
                                                                                   ----              ----
      Variable rate advance which reprices monthly based on the
      one month London Interbank Offering Rate (LIBOR) plus 5
      basis points (6.1203% at June 30, 1995), with interest
      only due monthly, and principal due on October 14, 2004                   $10,000,000       $    -

      8.1% fixed rate advance payable in monthly principal and
      interest payments of $865 through February, 2006                               74,005           78,207

      6.0% fixed rate advance payable in monthly principal and
      interest payments of $45,830, due through November 1,
      2002

                                                                                  3,256,279        4,265,337

      Variable rate advance which reprices monthly based on the
      one month London Interbank Offering Rate (LIBOR) (6.0625%
      at June 30, 1995), with interest only due monthly, and
      principal due on November 14, 1997                                            492,000          536,000

      5.15% fixed rate advance payable in monthly principal and
      interest payments of $53,400, due through October 1, 2003                   4,299,637        4,707,539
                                                                                -----------       ----------

                                                                                $18,121,921       $9,587,083
                                                                                ===========       ==========

      These advances are collateralized by a blanket pledge of qualifying mortgage loans totaling $27,279,181 at June 30, 1995.

11.   INCOME TAXES

      Income tax expense (benefit) is summarized as follows:

                                                   1995           1994          1993
                                                   ----           ----          ----
      Current                                   $2,358,402     $3,485,409    $3,691,634
      Deferred                                     654,476        (47,280)     (268,381)
      Charge-in-lieu of taxes                      262,227        248,529       528,381
      Change in effective tax rate on
          temporary differences                   (129,439)      (184,695)       -
                                                ----------     ----------    ----------

                                                $3,145,666     $3,501,963    $3,951,634
                                                ==========     ==========    ==========

      Included in the above are state income taxes of $393,037, $457,561, and $473,310 in 1995, 1994, and 1993, respectively.

      The differences between income tax expense and the expected amounts computed by applying the federal income tax rate to income before income tax expense are as follows:

                                               1995                      1994                     1993
                                              Amount        %           Amount        %          Amount        %
                                              ------        -           ------        -          ------        -
      Income tax expense
          at statutory rate                 $2,928,257    34.0%       $3,300,104    34.0%      $3,217,710    34.0%
      Increases (decreases) in
          tax resulting from:
             Interest on tax-free
                investments                    (25,442)    (.3)          (23,708)    (.2)         (34,565)    (.4)
             Purchase method of
                accounting in
                conjunction with
                mergers                        143,777     1.7           178,614     1.8          435,221     4.6
             Change in effective rate on
                temporary differences         (129,439)   (1.5)         (184,695)   (1.9)           -          -
             Other, net                        (30,891)     .1           (44,053)    (.5)          20,883      .2
             State income taxes, net
                of Federal benefit             259,404     2.5           275,701     2.9          312,385     3.4
                                            ----------    ----        ----------    ----       ----------    ----

      Actual income tax expense             $3,145,666    36.5%       $3,501,963    36.1%      $3,951,634    41.8%
                                            ==========    ====        ==========    ====       ==========    ====

      Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and as measured by tax laws and regulations. The sources of these temporary differences are as follows:


                                                                                  1995               1994
                                                                                  ----               ----
          Excess of book over tax basis of equipment                           $(288,614)        $ (221,276)
          Discounts on loans acquired through mergers                            385,252            616,765
          Allowance for loan losses                                              450,075            783,880
          Federal Home Loan Bank stock                                          (288,221)          (177,595)
          Deferred loan fees                                                    (125,159)           187,354
          Deferred compensation                                                  833,322            290,202
          Unrealized appreciation on available-for-sale securities               (51,530)             -
          Other                                                                  (17,611)           (22,192)
                                                                               ---------         ----------

                                                                               $ 897,514         $1,457,138
                                                                               =========         ==========

      The Bank qualifies under provisions of the Internal Revenue Code which permit it to deduct from income an allowance for bad debts based on approximately 8% of taxable income before such deduction, or actual chargeoffs. As of June 30, 1995, the Company has taken aggregate bad debt deductions of approximately $4,647,000 for income tax purposes under the percentage of taxable income method for which no provisions for federal income tax have been made in the financial statements. This amount may be used only for absorbing losses for tax purposes. It is not related to amounts of losses actually anticipated and the additions thereto have not been charged against income.

12.   COMPENSATION AND BENEFITS

      PENSION PLAN

      Substantially all employees of the Bank and its subsidiary are covered by a noncontributory defined benefit pension plan. The plan calls for benefits to be paid to all eligible employees at retirement based primarily upon years of service with the Bank and compensation paid in the five consecutive years when earnings were the greatest within the ten year period preceding retirement. Plan assets consist primarily of fixed income and equity securities and money market instruments.

      The following sets forth the funded status of the plan as of June 30, 1995 and 1994:

                                                                       1995             1994
                                                                       ----             ----
          Actuarial present value of benefit obligations:
             Vested benefits                                        $2,112,692       $1,981,368
             Nonvested benefits                                         57,092           60,645
                                                                    ----------       ----------

                   Accumulated benefit obligations                  $2,169,784       $2,042,013
                                                                    ==========       ==========

             Projected benefit obligations                          $3,167,095       $3,110,004
             Fair value of assets held in the plan                   2,697,472        2,631,386
                                                                    ----------       ----------

             Fair value of plan assets under projected
                benefit obligations                                   (469,623)        (478,618)
             Net unrecognized loss from past experience
                different than assumed                                 817,537          960,278
             Unrecognized prior service cost                          (119,620)          43,730
             Unrecognized net asset as of July 1, 1987                (253,209)        (274,309)
                                                                    ----------       ----------

                   Prepaid (accrued) pension cost                   $  (24,915)      $  251,081
                                                                    ==========       ==========

      The change in projected benefit obligations resulted from additions for such factors as interest on the beginning balance and current year service cost, less distributions to participants.

      Pension expense for the years ended June 30, 1995, 1994, and 1993, includes the following components:

                                                                           1995          1994         1993
                                                                           ----          ----         ----
             Service cost of the current period                         $ 128,817     $ 110,807    $ 116,232
             Interest cost on the projected benefit obligations           230,242       202,372      179,720
             Actual return on assets held in the plan                    (192,957)       36,410      (34,726)
             Net amortization and deferral                                (48,877)     (307,182)    (251,987)
                                                                        ---------     ---------    ---------

                                                                        $ 117,225     $  42,407    $   9,239
                                                                        =========     =========    =========

      The weighted average discount rate used to measure the projected benefit obligations is 8.0%, the assumed rate of increase in future compensation levels is 5.0%, and the expected long-term rate of return on assets is 9.5%. The Bank uses the straight-line method of amortization of unrecognized gains and losses.

      THRIFT AND PROFIT SHARING PLAN

      The Bank has a thrift and profit sharing plan for substantially all employees who have completed at least one year of service. The plan has been amended to comply with the regulations of the Tax Equity and Fiscal Responsibility Act, Code Section 401(k), the Retirement Equity Act of 1984, the Deficit Reduction Act of 1984, the Tax Reform Act of 1986, and the Revenue Reconciliation Act of 1993.

      Under these regulations, the Bank agrees to match an employee's contribution equal to 5% of the employee's salary, although the employee may contribute up to 10%. The expense for this plan for the years ended June 30, 1995, 1994, and 1993 was approximately $154,000, $128,000 and
      $116,000, respectively.

13.   PARENT COMPANY FINANCIAL INFORMATION

      Condensed financial information for Heritage Federal Bancshares, Inc. (parent company only) as of June 30, 1995 and 1994, was as follows:

                                                                            1995              1994
                                                                            ----              ----
      Condensed Balance Sheets

                  Assets

      Cash                                                               $   724,287      $ 1,044,132
      Investment in subsidiary                                            33,841,080       29,147,192
      Other assets                                                            56,321            7,796
                                                                         -----------      -----------

          Total assets                                                   $34,621,688      $30,199,120
                                                                         ===========      ===========

                Liabilities

      Accounts payable                                                   $   105,591      $    73,082
      Employee Stock Ownership Plan obligation                                -               880,885
                                                                         -----------      -----------

          Total liabilities                                                  105,591          953,967
                                                                         -----------      -----------

                Stockholders' Equity

      Common stock                                                         3,186,158        3,172,826
      Additional paid-in capital                                          16,509,491       16,108,095
      Retained earnings                                                   15,812,195       11,555,235
      Net unrealized appreciation on available-for-sale securities            84,079           -
      Employee Stock Ownership Plan obligation                              (720,765)        (880,885)
      Unearned compensation of Management Recognition Plan                  (355,061)        (710,118)
                                                                         -----------      -----------

          Total stockholders' equity                                      34,516,097       29,245,153
                                                                         -----------      -----------

          Total liabilities and stockholders' equity                     $34,621,688      $30,199,120
                                                                         ===========      ===========

      Condensed Statements of Income

                                                                           1995             1994
                                                                           ----             ----
      Revenue:
          Equity in earnings of subsidiary                             $ 6,043,382      $ 7,484,815
          Loan interest income                                              30,837           -
                                                                       -----------      -----------
             Total revenue                                               6,074,219        7,484,815
                                                                       -----------      -----------

      Expenses
          Management fees                                                  572,340          636,442
          Legal fees                                                       237,039          143,167
          Other                                                            154,339           80,949
                                                                       -----------      -----------
             Total expenses                                                963,718          860,558
                                                                       -----------      -----------
             Income before income taxes                                  5,110,501        6,624,257

      Income tax benefit                                                  (356,353)        (344,223)
                                                                       -----------      -----------
             Net income                                                 $5,466,854      $ 6,968,480
                                                                       ===========      ===========

      Condensed Statements of Cash Flows

      Cash flows from operating activities:
          Net income                                                   $ 5,466,854      $ 6,968,480
          Adjustments to reconcile net income to net cash provided
             by operating activities:
                Equity in earnings of subsidiary                        (6,043,382)      (7,484,815)
                Increase (decrease) in other liabilities                    32,507          (77,337)
                                                                       -----------      -----------
                 Net cash used by operating activities                     (544,021)        (593,672)
                                                                       -----------      -----------

      Cash flows from investing activities:
          Dividends from subsidiary                                      2,000,000        2,000,000
          Advances to ESOP                                                (720,765)          -
          Decrease in other assets                                          19,277           43,246
                                                                       -----------      -----------
                 Net cash provided by investing activities                1,298,512        2,043,246
                                                                       -----------      -----------

      Cash flows from financing activities:

          Proceeds from issuance of common stock                           134,289           93,277
          Dividend payments                                             (1,208,625)        (785,050)
                                                                       -----------      -----------
                 Net cash used by financing activities                   (1,074,336)        (691,773)
                                                                       -----------      -----------

      Net increase (decrease) in cash                                     (319,845)         757,801

      Cash at beginning of year                                          1,044,132          286,331
                                                                       -----------      -----------
       Cash at end of year                                              $   724,287      $ 1,044,132
                                                                       ===========      ===========

14.   CITIZENS FINANCIAL CORPORATION

      Summarized financial information of the Bank's wholly-owned service corporation, Citizens Financial Corporation, is as follows:

                                                                          June 30,
                                                                          --------
                                                                    1995           1994
                                                                    ----           ----
      Balance Sheets

      Assets                                                     $1,842,612     $1,758,357
                                                                 ==========     ==========

      Accrued expenses and other liabilities                     $   54,175     $  117,204
      Capital stock, paid-in capital and retained earnings        1,788,437      1,641,153
                                                                 ----------     ----------

                                                                 $1,842,612     $1,758,357
                                                                 ==========     ==========

      Statements of Earnings

                                                Years ended June 30,
                                                --------------------
                                          1995          1994         1993
                                          ----          ----         ----
      Income                            $301,775      $310,776     $181,202
      Expenses                           154,491       155,956      100,573
                                        --------      --------     --------
          Net earnings                  $147,284      $154,820     $ 80,629
                                        ========      ========     ========

15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

      The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition. The contract or notional amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

      The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments.

15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK, continued

      Outstanding lines of credit balances were $1,682,944 and $1,685,212 at June 30, 1995 and 1994, respectively. Commitments to originate or purchase loans were approximately $1,733,000 and $5,195,000 at June 30, 1995 and 1994, respectively. The commitments exclude approved, but unused, home equity lines of credit of $3,492,558 and $3,523,810 in 1995 and 1994, respectively. The commitments to originate or purchase loans at June 30, 1995, were composed of variable rate loans of $1,204,000 and fixed rate loans of $529,000. The fixed rate loans had interest rates ranging from 6.5% to 9.25%.

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include trade accounts receivable; property, plant, and equipment; and income-producing commercial properties.

      Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. At June 30, 1995, the unused amount of letters of credit issued totaled $212,602.

      Most of the Bank's business activity is with customers located within the state of Tennessee. A majority of the loans are collateralized by residential or commercial real estate or other personal property. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers. The Bank grants residential, consumer, and commercial loans to customers throughout the eastern portion of the state of Tennessee.

16.   EMPLOYEE STOCK OWNERSHIP PLAN OBLIGATION

      In conjunction with converting to a stock ownership form, the Company and the Bank established an Employee Stock Ownership Plan (ESOP), under which the Bank makes annual contributions to a trust for the benefit of eligible employees. To be eligible, an employee must be 21 years of age and have completed at least one year of service. The contributions may be in the form of cash, other property, or common shares of the Company. The amount of the annual contribution is at the discretion of the Board of Directors of the Bank. Initially, the ESOP acquired 209,300 shares of the Company's common stock financed by $1,203,475 in borrowings by the ESOP. The Board of Directors intends to contribute to the Plan an amount equal to the required principal and interest payments related to the ESOP loan.

      During 1995, the ESOP refinanced its notes payable with borrowings from the Company. The new loan, which has essentially the same terms as the prior borrowing, is payable in quarterly principal payments of $30,087 plus interest at the lender's base rate through March 30, 2002. At June 30, 1995, the loan bore interest at 9.00%. The plan is noncontributory and there is no past service liability. The principal balance of the ESOP loan was $720,765 at June 30, 1995 and $880,885 at June 30, 1994. The Company
      is using the dividends paid on unallocated shares held by the ESOP to reduce the outstanding debt. The financial statements for the years ended June 30, 1995, 1994 and 1993 include compensation expense of $91,241, $120,348 and $120,348 and interest expense of $37,592, $63,613 and
      $74,407, respectively, related to the ESOP.

      The ESOP debt agreement contains certain affirmative financial covenants related to the Bank's operations and financial position. The Bank is in compliance with all such covenants.

      In prior years, the Company had guaranteed the repayment of the ESOP debt to the outside lender and, accordingly, recorded the debt on its balance sheet with a corresponding contra-equity account.

      Future minimum principal payments due to the Company related to the Employee Stock Ownership Plan obligation are as follows:

                   Year ended June 30,
                   -------------------
                          1996                            $120,348
                          1997                             120,348
                          1998                             120,348
                          1999                             120,348
                          2000                             120,348
                          Thereafter                       119,025
                                                          --------

                                                          $720,765
                                                          ========

17.   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

      The following is a summary of quarterly results of operations for the years ended June 30, 1995 and 1994:

                                                         First             Second            Third           Fourth
                                                         -----             ------            -----           ------
          1995:
             Interest income                           $8,640,565        $8,959,429       $9,074,420       $9,304,480
             Interest expense                           4,049,674         4,338,990        4,468,926        4,939,906
                                                       ----------        ----------       ----------       ----------
             Net interest income                        4,590,891         4,620,439        4,605,494        4,364,574

             Provision for loan losses                     20,591             2,501           30,920           28,235
                                                       ----------        ----------       ----------       ----------

             Net interest income after
                provision for loan losses               4,570,300         4,617,938        4,574,574        4,336,339
                                                       ----------        ----------       ----------       ----------

             Other income                                 719,009           682,585          701,777          651,600
             General and administrative expenses        3,112,009         3,143,617        3,104,945        2,881,031
                                                       ----------        ----------       ----------       ----------

             Income before income taxes                 2,177,300         2,156,906        2,171,406        2,106,908
             Income tax expense                           769,853           689,759          798,920          887,134
                                                       ----------        ----------       ----------       ----------

             Net income                                $1,407,447        $1,467,147       $1,372,486       $1,219,774
                                                       ==========        ==========       ==========       ==========

             Net income per share                           $0.41             $0.43            $0.39            $0.35
                                                            =====             =====            =====            =====

          1994:
             Interest income                           $9,181,104        $8,986,173       $8,679,829       $8,703,564
             Interest expense                           4,309,713         4,198,871        3,997,124        3,981,573
                                                       ----------        ----------       ----------       ----------

             Net interest income                        4,871,391         4,787,302        4,682,705        4,721,991

             Provision for loan losses                    216,652           212,519           45,295           12,880
                                                       ----------        ----------       ----------       ----------

             Net interest income after
                provision for loan losses               4,654,739         4,574,783        4,637,410        4,709,111
                                                       ----------        ----------       ----------       ----------

             Other income                                 556,673           586,449          702,434          638,265
             General and administrative expenses        3,049,639         3,021,942        2,415,619        2,866,476
                                                       ----------        ----------       ----------       ----------

             Income before income taxes                 2,161,773         2,139,290        2,924,225        2,480,900
             Income tax expense                           863,870           828,453          969,150          840,490
                                                       ----------        ----------       ----------       ----------

             Net income before accounting change        1,297,903         1,310,837        1,955,075        1,640,410
             Accounting change                            764,255            -                -                -
                                                       ----------        ----------       ----------       ----------

             Net income after accounting change        $2,062,158        $1,310,837       $1,955,075       $1,640,410
                                                       ==========        ==========       ==========       ==========

             Net income per share                            $.61              $.39             $.58             $.49
                                                             ====              ====             ====             ====

18.  STOCK OPTION AND AWARD PLANS

     1992 STOCK OPTION PLAN

     The Company has adopted a stock option plan for the benefit of employees of the Bank and nonemployee directors of the Company. The number of shares of common stock authorized and awarded under the 1992 stock option plan was 299,000, equal to 10% of the total number of shares issued in the Company's public offering. The option exercise price of $5.75 per share is equal to 100% of the fair market value of the common stock on the date of grant. The option term is ten years. Options issued to employees of the Bank in connection with the conversion became exercisable over a three year period ending in March 1995. Options issued to nonemployee directors of the Company are immediately exercisable. During 1993, a former director exercised options for 14,950 shares at an exercise price of $5.75 per share. During 1994, 2,728 options were exercised at an exercise price of $5.75 per share. During 1995, 8,377 options were exercised at an exercise price of $5.75 per share.

     MANAGEMENT RECOGNITION PLAN (MRP)

     The Bank issued 89,700 shares of common stock to a MRP Trust created during 1993. All of these shares, with a market value of $1,065,187 on the date of award, have been awarded to certain executive officers as restricted stock which will vest over the three year period ending March 1996. Compensation expense in the amount of $355,057, $201,060 and $154,009 was recognized during 1995, 1994 and 1993, respectively, related to these awards. The plan contains provisions providing for forfeiture of unvested shares in the event of termination, and vesting in the event of death, disability, retirement or a change in control.

     The shares issued to the MRP Trust have been recorded as outstanding shares, and the unvested portion has been recorded as unearned compensation through a contra-equity account.

     INCENTIVE COMPENSATION PLANS

     The Company has established an incentive compensation plan for certain officers. The plan provides for annual cash bonuses, restricted stock awards and stock options based upon base annual compensation and certain operating results. For the year ended June 30, 1995, compensation in the aggregate amount of $510,228 was recorded, including awards of 3,348 shares of common stock which will vest over three years and options on 14,350 shares of common stock exercisable at $13.00 related to discounted option plans. In 1994, the compensation recorded under these plans aggregated $442,464, including awards of 5,073 shares of common stock which will vest over three years and 30,735 options on shares of common stock exercisable at $8.72 related to discounted option plans. In 1993, the compensation recorded under these plans aggregated $404,463 including awards of 5,672 shares of common stock. In addition, in 1995, 1994 and 1993 participants were granted stock options for 6,696 shares exercisable at $26.00 per share, 10,149 shares exercisable at $17.44 per share, and 11,352 shares exercisable at $14.25 per share, respectively.

     The Company has established an incentive compensation plan for nonemployee directors. This unfunded plan provides benefits in the form of performance stock options for shares of common stock. The number of shares received, exercisable at 50% of the fair market value on the date of the grant, is determined based on the amount of director fees deferred during the year by each director. Director compensation recorded for 1995 related to this plan amounted to $177,250, representing 13,635 shares at an exercise price of $13.00 per share. Director compensation recorded for 1994 related to this plan amounted to $134,650, representing 15,446 shares at an exercise price of $8.72 per share.

     In 1994, the Company adopted a new Director Option Plan that was approved by the shareholders at the Annual Meeting in October. The plan provides for automatic grants to each director of options to purchase 4,000 shares of common stock annually at the fair market value on the date of the grant. At June 30, 1995, no options had been exercised and 28,000 options are exercisable at $20.25 per share and 28,000 options are exercisable at $15.19 per share.

19.  EARNINGS PER SHARE

     On July 20, 1994, Heritage Federal Bancshares, Inc. declared a four for three stock split for all shares outstanding as of August 5, 1994, to be paid on August 26, 1994, to be effected as a stock dividend. On August 18, 1993, Heritage Federal Bancshares, Inc. declared a three for two stock split for all shares outstanding as of September 8, 1993 to be effected as a stock dividend. This stock split was paid September 30, 1993. All references to the outstanding number of shares and earnings per share amounts have been restated to reflect the splits.

     Stock options are regarded as common stock equivalents. Common stock equivalents are computed using the treasury stock method.

     Following are weighted average shares outstanding for computation of earnings per share for 1995, 1994, and 1993 after adjusting for stock splits:

                                                        1995            1994          1993
                                                        ----            ----          ----
      Shares issued and outstanding                  3,179,737       3,171,216     3,099,422
      Common stock equivalents computed by
           the treasury stock method-options           284,079         200,856       209,633
                                                     ---------       ---------     ---------

                                                     3,463,816       3,372,072     3,309,055
                                                     =========       =========     =========

20.   FAIR VALUES OF FINANCIAL INSTRUMENTS

      Financial Accounting Standards Board Statement No. 107 (Statement 107) requires disclosures of the estimated fair value of an entity's financial instrument assets and liabilities. For the Company, as for most financial institutions, the great bulk of its assets and liabilities are considered financial instruments as defined in Statement 107. However, many of such instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Also, it is the Company's general practice and intent to hold its financial instruments to maturity and not to engage in trading or sales activities. Therefore, the Company used estimations and present value calculations to prepare this disclosure.

      Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

      Fair values have been estimated using data which management considered the best available, and estimation methodologies deemed suitable for the pertinent category of financial instrument. The estimation methodologies and resulting fair values, and recorded carrying amounts at June 30, 1995 and 1994, were as follows:

          Cash and cash equivalents are by definition short-term and do not present any unanticipated credit issues. Therefore, the carrying amount is a reasonable estimate of fair value. The estimated fair values of securities are provided in Note 3 to the financial statements. These are based on quoted market prices, when available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

          The fair value of the net loan portfolio has been estimated using present value cash flow discounted at an interest rate adjusted for servicing costs and giving consideration to estimated prepayment risk and credit loss factors.

                                                        1995                                1994
                                          -------------------------------     ------------------------------
                                          Estimated Fair       Carrying       Estimated Fair      Carrying
                                              Value             Amount            Value            Amount
                                              -----             ------            -----            ------
          1 - 4 family mortgages           $247,984,000      $247,238,858      $259,692,000     $261,813,285
          Consumer                           23,226,000        23,482,167        20,214,000       20,459,516
          Non-Residential                    33,969,000        34,215,208        33,906,000       35,474,045
                                           ------------      ------------      ------------     ------------

                                           $305,179,000      $304,936,233      $313,812,000     $317,746,846
                                           ============      ============      ============     ============


          Fair value of deposit liabilities with no stated maturities has been estimated to equal the carrying amount (the amount payable on demand), totaling $160,775,378 and $199,559,758 in 1995 and 1994, respectively.
          Under Statement 107, the fair value of deposits with no stated maturity is equal to the amount payable on demand. Therefore, the fair value estimates for these products do not reflect the benefits that the Bank receives from the low-cost, long-term funding they provide. These benefits are significant. There is no material difference between the carrying amount of deposit liabilities with stated maturities and their estimated fair value since the majority of the liabilities mature within one year.

          The fair value of certificates of deposits and advances from the Federal Home Loan Bank is estimated by discounting the future cash flows using the current rates offered for similar deposits and advances with the same remaining maturities. The carrying value and estimated fair values of certificates of deposit and Federal Home Loan Bank advances at June 30, 1995 and 1994 are as follows:

                                                             1995             1994
                                                             ----             ----
            Certificates of deposits:
                 Carrying amount                         $288,542,599     $251,258,850
                 Estimated fair value                    $290,144,000     $252,205,000

            Advances from Federal Home Loan Bank:
                 Carrying amount                          $18,121,921       $9,587,083
                 Estimated fair value                     $17,852,000       $8,992,000

      In 1994, there was no material difference between the carrying amount and estimated fair value of the obligation to the Employee Stock Ownership Plan because it bore interest at a variable rate equivalent to a current market rate.

      There is no material difference between the carrying amount and estimated fair value of off-balance sheet items totaling $3,415,944 in 1995 and $6,880,212 in 1994, which are primarily comprised of unfunded loan commitments which are generally priced at market at the time of funding.

      The Company's remaining assets and liabilities are not considered financial instruments.

21.   FINANCIAL INSTITUTIONS REFORM, RECOVERY, AND ENFORCEMENT ACT

      The Financial Institutions Reform, Recovery, and Enforcement Act (FIRREA), which was signed into law in 1989, imposed stringent capital requirements upon savings institutions. In addition, FIRREA included provisions for changes in the federal regulatory structure for savings institutions including a new deposit insurance system, increased deposit premiums and restricted investment activities with respect to noninvestment grade corporate debt and certain other investments. FIRREA also increased the required ratio of housing-related assets in order to qualify as a qualified thrift lender under federal regulations.

      The Bank must satisfy three capital standards, as set by the Office of Thrift Supervision ("the OTS"). These standards include a ratio of core capital to adjusted total assets of 3.0%, a tangible capital standard expressed as 1.5% of total adjusted assets, and a combination of core and "supplementary" capital equal to 8.0% of risk-weighted assets. The OTS recently finalized regulations that add an interest rate risk component to capital requirements under certain circumstances. The Bank does not expect that this regulation will require it to reduce its capital materially for purposes of determining compliance with its risk-based capital requirement. In addition, the OTS has recently adopted regulations that impose certain restrictions on savings associations that have a total risk-based capital ratio that is less than 8.0%, a ratio of Tier 1 capital (or core capital) to risk-weighted assets of less than 4.0%, or a ratio of Tier 1 capital to adjusted total assets of less than 4.0% (or 3.0% if the institution receives the highest rating under the OTS examination rating system).

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         Not applicable.

                                    PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

DIRECTORS

         The following table sets forth each director of the Company, his name, age as of June 30, 1995, the year he first became a director of the Company's principal subsidiary, Heritage Federal, and the expiration of his current term as a director of the Company. All such persons were initially appointed as directors in 1992 in connection with the incorporation and organization of the Company. Each director of the Company is also a member of the Board of Directors of the Bank.

                                                       YEAR FIRST
                                                        ELECTED        CURRENT
                                          AGE AS        DIRECTOR         TERM
                                         OF JUNE         OF THE           TO
         NAME                            30, 1995         BANK          EXPIRE
         ----                            --------         ----          ------
         Sam H. Anderson, Jr.               67            1991           1997

         John C. Bracy                      61            1986           1997

         Clyde W. Craven                    60            1989           1995

         Robert C. Fox                      73            1982           1996

         William E. Kreis                   48            1991           1996

         Thomas E. LaGuardia, Jr.           67            1973           1996

         Richard A. Manahan                 56            1990           1997

         C. Mack Patton                     53            1984           1995

         The principal occupation of each director of the Company for the last five years is set forth below.

         SAM H. ANDERSON, JR. is Chairman of the Board. He is also Chairman of the Board of Anderson Ford, Inc., an automobile and truck dealership located in Kingsport, Tennessee. He is also president or chairman of the board of four other automobile dealerships located in east Tennessee and southwest Virginia. Mr. Anderson is also president of a real estate concern, an insurance agency, a vehicle leasing corporation, and an advertising firm. He served as chairman of the boards of the Holston Valley Hospital Foundation and the Greater Kingsport Chamber of Commerce Foundation and is currently a member of the board of directors of the Holston Valley Life Insurance Co., Inc., a director and member of the executive committee of the Holston Valley Hospital and Medical Center, and for 24 years served as Commissioner of the Tennessee Motor Vehicle Commission. He also served as chairman of the Kingsport Chamber of Commerce Railroad Property Revitalization Project, and as director of the YMCA.

         JOHN C. BRACY is currently Vice President, Secretary and General Counsel of Eastman Chemical Company. Mr. Bracy is also Secretary of Eastman Chemical Canada, Inc.; Eastman Chemical Espana S.A.; Eastman Chemical Europe, Middle East, and Africa, Ltd.; Eastman Chemical Ltd; Eastman Chemical Mexicana, S.A. de C.V.; Eastman International Management Company; Mustang Pipeline Company; Petmex Mexicana, S.A. de C.V.; and Pinto Pipeline Company of Texas. In addition, he is a Director of Eastman Chemical Foreign Sales Corporation. He is past president and a past board member of the Ridgefields Country Club, Inc. and Ridgefields Properties, Inc., and is currently a member of First Baptist Church, Kingsport, Tennessee. He is a member of the Kingsport Bar Association, American Bar Association, American Corporate Counsel Association, American Society of Corporate Secretaries, Chemical Manufacturers Association, and The Conference Board. He is a member of the Georgia Bar, Florida Bar, New York Bar, and Tennessee Bar.

         CLYDE W. CRAVEN is chairman of the board and chief executive officer of ICS, a computer, environmental and engineering services company located in Oak Ridge, Tennessee, a position he has held since 1988. Prior to assuming this position, he was chairman of the board and chief executive officer of ISI, an engineering and computer services company, from 1985 to 1988. Dr. Craven is also president of Polaris Travel, a travel agency, a position he has held since 1978. He is a member of the Oak Ridge Rotary Club, the board of directors of the Oak Ridge Chamber of Commerce, the East Tennessee Economic Development Council, Technology 2020, and the Oak Ridge Industrial Development Board, and is a deacon of Central Baptist Church.

         ROBERT C. FOX is a self-employed contractor, home builder and land developer, and has been involved with such activities since 1953. Mr. Fox is a member of the Board of Trustees of Carson-Newman College and has previously served as the Vice Chairman of the Board of Trustees and as chairman of its Athletic Committee and its Pension Fund Committee. He is also a member of the Melton Hill Regional Industrial Development Association and has served on the advisory committee of the East Tennessee Development Boards for Housing. Also, Mr. Fox has served on the University of Tennessee Development Council.

         WILLIAM E. KREIS is President and Chief Executive Officer of the Bank, positions he assumed in 1991, and President and Chief Executive Officer of the Company, positions he assumed in 1992. Prior to assuming his current positions, he was Senior Vice President of the Bank from 1984 to 1991. Mr. Kreis is currently a director of Holston Valley Health Care, Inc., Holston Valley Health Care Foundation, East Tennessee State University Foundation, and the Kingsport Area Chamber of Commerce Foundation. He is a member of the Advisory Board to the Chair of Banking at East Tennessee State University and serves as a member of the University of Tennessee, Knoxville Chancellor's Associates. He is also a past director of the Kingsport Center of Opportunity, the Downtown Kingsport Association, Northeast State Technical Community College Foundation, the United Way of Kingsport, the Kingsport Chamber of Commerce, Junior Achievement of Kingsport, and Central Appalachia Services.

         THOMAS E. LAGUARDIA, JR., is currently retired and formerly was chairman of a family owned grocery chain. He has served as president of Holston Valley Health Care, Inc., and president of Holston Valley Hospital Medical Center. He is a member of the Holston Valley Foundation Assessment Committee, St. Dominic's Finance Board and the Duke Medical Center Cancer Advisory Board.

         RICHARD A. MANAHAN is currently Vice President for University Advancement at East Tennessee State University. Since 1981 he served as Vice President for Administration and Development, Vice President for Finance and Administration and Executive Assistant to the President. He is also Executive Director of the University Foundation and a tenured Professor of Accountancy, as well as a Professor of Educational Leadership and Policy Analysis at East Tennessee State. Dr. Manahan has authored several articles and presentations at national meetings. He is past Chairman of the Board of Directors of the Johnson City/Washington County Area Chamber of Commerce and has served as its Treasurer and Chairman-elect. Dr. Manahan also sits on the boards of various organizations, including the Johnson City Area United Way, Inc., the Dawn of Hope Development Center, the Tennessee Board of Nursing, and serves as Vice Chairman of the Johnson City Development Authority. He is also a member of the Executive Board of the Boy Scouts of America - Sequoyah Council, the Secretary-Treasurer of the Health, Education and Housing Facilities Board of Johnson City, a member of Munsey Memorial United Methodist Church, Johnson

City, Tennessee, and a past member of the Illinois State University Alumni Association and the National Center for Quality - Tri- Cities. He is a member of the Appalachian Chapter of the Tennessee Society of Certified Public Accountants, the American Institute of Certified Public Accountants, and the Tennessee, Virginia and Illinois Societies of Certified Public Accountants. He has also been associated with Illinois State University, Illinois Board of Regents, Radford University, Alexander Grant and Company (a national accounting firm), and Springfield Marine Bank.

         C. MACK PATTON is a physician practicing since 1974 in Kingsport with Urology Associates of Kingsport. Dr. Patton has served on the board of directors of the Ridgefields Country Club, Heritage National Health Plan of Tennessee, Holston Valley Hospital and the Kingsport Independent Practice Association. He is also a member of First Baptist Church where has served as a deacon and as a member and Chairman of the Finance Committee.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

         The following information is supplied with respect to executive officers of the Company who are not directors. There are no arrangements or understandings pursuant to which any of the executive officers were selected as an officer, and no executive officer is related to any other director or officer of the Company by blood, marriage or adoption.

Name and Age*                       Position
-------------                       --------
Richard D. Brumfield, 52            Executive Vice President and Secretary

Don R. Osborne, 48                  Senior Vice President and Assistant Secretary

William F. Richmond, 46             Senior Vice President, Chief Financial Officer and Treasurer

--------------------
*        Age as of June 30, 1995.

         The principal occupation of each such executive officer is set forth below.

         RICHARD D. BRUMFIELD is Executive Vice President and Secretary of the Company and the Bank. He has been employed by the Bank in various capacities since 1970 and has served in his current position with the Bank since 1986 and with the Company since 1991. Mr. Brumfield is also a past member of the Board of Directors of the Holston Valley Hospital and Medical Center and has served on its audit and nominating committees. He is also a past director of the Greater Kingsport United Way. He presently serves on the Business and Management Technologies Committee of Northeast State Technical Community College and on the Credit Committee of the Tennessee Bankers Association.

         DON R. OSBORNE is Senior Vice President and Assistant Secretary of the Company and the Bank. Mr. Osborne has been employed by the Bank in various capacities since 1982 and has held his current position since 1991 with the Company and the Bank. He is active in the Kingsport Chamber of Commerce, the Finance Committee of the Colonial Heights Presbyterian Church, the Masonic Lodge, the Greater Kingsport United Way, and the MIS Advisory Board of Northeast State Community College. He also served with the Kingsport Center of Opportunity, Kingsport Mental Health Center and Parent Teachers Association of Sullivan County Schools.

         WILLIAM F. RICHMOND is Senior Vice President, Chief Financial Officer and Treasurer of the Company and is Senior Vice President and Chief Financial Officer of the Bank. Mr. Richmond joined the Bank as its Controller in April 1985, became its Senior Vice President/Finance in June 1991, and also was elected Treasurer in October 1991. He has held his position with the Company since its formation in 1991. He is a member of the Rotary Club of Kingsport-Downtown and served as campaign chairman of the Commercial Firms Division for the 1993-1994 Greater Kingsport United Way Campaign. Mr. Richmond is a past member of the Greater Kingsport United Way Allocation and Admission Committee, and the boards of directors of the Boys Club of Greater Kingsport, the Kingsport Center of Opportunity, and the Greater Kingsport YMCA. He is a licensed Certified Public Accountant in Virginia and Tennessee and is also a Certified Financial Planner.

STATEMENTS OF BENEFICIAL OWNERSHIP

         Based solely on the Company's review of the copies of initial statements of beneficial ownership and reports of changes in beneficial ownership, which it has received in the past fiscal year or with respect to the past fiscal year or written representations from such persons that no annual report of changes in beneficial ownership was required, the Company believes that all persons subject to such reporting requirements during the 1995 fiscal year have complied with such reporting requirements.

ITEM 11.  EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table sets forth the cash and noncash compensation for each of the last three fiscal years awarded to or earned by (i) the Chief Executive Officer, and (ii) the four highest paid executive officers of the Company other than the Chief Executive Officer whose respective salary and bonus earned in fiscal year 1995 exceeded $100,000 for services rendered in all capacities to the Company and its subsidiary.

                                                                                 LONG-TERM COMPENSATION
                                                                                 -----------------------
                                       ANNUAL COMPENSATION                               AWARDS(1)
                                       -------------------                       -----------------------
                                                                   OTHER         RESTRICTED   SECURITIES    ALL OTHER
NAME AND PRINCIPAL                                                 ANNUAL           STOCK     UNDERLYING    COMPENS-
    POSITION                 YEAR      SALARY      BONUS(2)    COMPENSATION(3)    AWARDS(4)   OPTIONS(5)    ATION (6)
------------------           ----      ------      --------    ---------------    ---------   ----------    ---------
WILLIAM E. KREIS             1995     $177,300     107,876       $    --          $ 26,962       2,074      $ 22,650 (7)
  PRESIDENT AND CHIEF        1994      154,000       --               --            29,830      17,106        17,817
  EXECUTIVE OFFICER          1993      131,800     104,500            --           292,444       3,668        16,718

RICHARD D. BRUMFIELD         1995      116,100      30,508            --            15,262       3,521        17,690 (8)
  EXECUTIVE VICE PRESIDENT   1994      110,250      59,052            --            18,454       3,810        14,080
  AND SECRETARY              1993      104,600      70,490            --           239,177       2,472        14,118

DON R. OSBORNE               1995      112,700       --               --            15,002       5,767        15,879 (9)
  SENIOR VICE PRESIDENT      1994       98,450       --               --            16,625       9,534        11,571
  AND ASSISTANT SECRETARY    1993       89,300      59,850            --           148,105       2,100        11,079


WILLIAM F. RICHMOND          1995       87,750      23,207            --            11,596       2,677        11,802(10)
  SENIOR VICE PRESIDENT,     1994       80,250      26,933            --            13,466       4,633         9,255
  CHIEF FINANCIAL OFFICER    1993       73,650      50,540            --           190,513       1,772         9,110
  AND TREASURER

                          (Footnotes on following page)

--------------------
(1) Awards under the Officer Incentive Plan are allocated to the year for which award was earned, although effective dates for such awards were after the end of the fiscal year.
(2) Bonus amounts in fiscal years 1995 and 1994 have been reduced by the amounts foregone at the election of the named executive officers in accordance with the Officer Incentive Plan. Such bonus amounts were instead paid in the form of discounted stock options which are reflected in the table as Long-Term Compensation.
(3) Does not include certain fringe benefits, the value of which did not exceed $50,000 or 10% of salary for any named executive officer.
(4) Reflects fair market value at date of grant of shares of restricted stock awarded pursuant to the Company's MRP and Officer Incentive Plan. For fiscal year 1995, 1,037, 587, 577, and 446 restricted shares of Common Stock were earned by Messrs. Kreis, Brumfield, Osborne and Richmond, respectively, under the Officer Incentive Plan which were awarded effective July 11, 1995. For fiscal year 1994, 1,710, 1,058, 953, and 772 restricted shares of Common Stock were earned by Messrs. Kreis, Brumfield, Osborne and Richmond, respectively, under the Officer Incentive Plan which were awarded effective July 20, 1994. For fiscal year 1993, 1,833, 1,236, 1,049 and 885 restricted shares of Common Stock were earned as restricted stock awards under the Officer Incentive Plan by Messrs. Kreis, Brumfield, Osborne and Richmond, respectively. Such shares of restricted stock were awarded effective July 20, 1993 and vest ratably over a period of three years from the date of grant. During fiscal year 1993, 22,425, 18,657, 11,212, and 14,980 shares of Common Stock were also granted as restricted stock awards under the MRP to Messrs. Kreis, Brumfield, Osborne and Richmond, respectively. The shares granted under the MRP vest through March 30, 1996, assuming continued employment with the Company. At June 30, 1995, 44,846 of such shares were vested. Dividends will be payable on all the foregoing shares of restricted stock if and to the extent paid on the Common Stock generally. As of June 30, 1995, Messrs. Kreis, Brumfield, Osborne and Richmond had been awarded a total of 25,968, 20,951, 13,214 and 16,637 shares of restricted stock under the MRP and the Officer Incentive Plan (not including fiscal year 1995 awards whose effective date of grant was after June 30, 1995). Based on the fair market value of the Common Stock on such date, the aggregate values of such shares of restricted stock were $688,152, $555,202, $350,171 and $440,881, respectively.
(5) Award amounts in each case have been adjusted for the three-for-two stock split effected through a stock dividend paid September 30, 1993 and the four-for-three stock split effected through a stock dividend paid August 26, 1994. Includes options for 2,074, 1,174, 1,154 and 892 shares of the Common Stock granted at an exercise price of $26.00 under the Officer Incentive Plan in July 1995 to Messrs. Kreis, Brumfield, Osborne and Richmond, respectively, based on the Company's performance during fiscal year 1995. Also includes options to acquire -0-, 2,347, 4,613 and 1,785 shares granted in July 1995 at an exercise price of $13.00 per share to Messrs. Kreis, Brumfield, Osborne and Richmond at their election in lieu of a cash bonus under the Officer Incentive Plan. The aggregate exercise price of such options was reduced by the amount of cash bonus foregone. Includes options for 3,421, 2,117, 1,907 and 1,544 shares of the Common Stock granted at an exercise price of $17.44 under the Officer Incentive Plan in July 1994 to Messrs. Kreis, Brumfield, Osborne and Richmond, respectively, based on the Company's performance during fiscal year 1994. Also includes options to acquire 13,685, 1,693, 7,627 and 3,089 shares granted in July 1994 at an exercise price of $8.72 per share to Messrs. Kreis, Brumfield, Osborne and Richmond at their election in lieu of a cash bonus under the Officer Incentive Plan. The aggregate exercise price of such options was reduced by the amount of cash bonus foregone. For fiscal year 1993, reflects options to acquire 3,668, 2,472, 2,100 and 1,772 shares granted with an exercise price of $14.25 per share to Messrs. Kreis, Brumfield, Osborne and Richmond, respectively, in July 1993 pursuant to the Officer Incentive Plan.
(6) Reflects the Company's contributions to the employee's account in the 401(k) Plan and in the ESOP, and the dollar value of premiums paid by the Company for the term life insurance equivalent of split-dollar life insurance for the benefit of the employee.
(7) Includes $8,817 in 401(k) Plan contributions by the Company, $12,147 in ESOP contributions by the Company, and $1,686 of term life insurance premium-equivalent payments.
(8) Includes $5,100 in 401(k) Plan contributions by the Company, $9,375 in ESOP contributions by the Company, and $3,215 of term life insurance premium-equivalent payments.
(9) Includes $4,990 in 401(k) Plan contributions by the Company, $9,027 in ESOP contributions by the Company, and $1,862 of term life insurance premium-equivalent payments.
(10) Includes $4,373 in 401(k) Plan contributions by the Company, $7,055 in ESOP contributions by the Company, and $374 of term life insurance premium-equivalent payments.

OPTION GRANTS IN LAST FISCAL YEAR

          The following table contains information concerning the grants of stock options under the Officer Incentive Plan to the Company's Chief Executive Officer and each other executive officer of the Company whose salary and bonus in fiscal year 1995 exceeded $100,000 for services rendered in all capacities to the Company and its subsidiaries. The table shows options earned or elected in lieu of cash bonuses under the Officer Incentive Plan during fiscal year 1995 and awarded effective July 11, 1995.

                                                                                                              Grant Date
                                                  Individual Grants                                             Value
                                   -------------------------------------------------------                    ----------
                                                    % of Total
                                   Number of          Options
                                   Securities       Granted to                    Market
                                   Underlying       Employees                    Price on                     Grant Date
                                    Options         in Fiscal       Exercise     Date of        Expiration      Present
        Name                       Granted (1)         Year          Price        Grant            Date          Value
                                   -----------      ---------       --------    ---------       ----------    ----------
        WILLIAM E. KREIS              2,074           9.85%         $26.00      $ 26.00            7/05       $ 24,390 (2)

        RICHARD D. BRUMFIELD          1,174           5.58           26.00        26.00            7/05         13,806 (2)
                                      2,347          11.15           13.00        26.00            7/05         38,138 (2)

        DON R. OSBORNE                1,154           5.48           26.00        26.00            7/05         13,571 (2)
                                      4,613          21.92           13.00        26.00            7/05         74,961 (2)

        WILLIAM F. RICHMOND             892           4.24           26.00        26.00            7/05         10,489 (2)
                                      1,785           8.48           13.00        26.00            7/05         29,006 (2)

--------------------

(1) All options were vested as of date of grant. To the extent not already exercisable, the options generally will become immediately exercisable in the event of a change in control of the Company, generally defined as the acquisition of beneficial ownership of 25% or more of the Company's voting securities by any person or group of persons.

(2) Represents the present value of the option at the date of grant, as determined using the Black-Scholes option pricing model. In calculating the present value of the option grant, the following assumptions were utilized: (i) the current market price of the underlying Common Stock at the date of grant was $26.00; (ii) the continuously compounded risk-free rate of return expressed on an annual basis was 6.25%; (iii) the risk of the underlying Common Stock, measured by the standard deviation of the continuously compounded annual rate of return of the Common Stock, was 30%; and (iv) dividends on the underlying Common Stock increase at an annual rate of 5%. The foregoing assumptions are used for illustrative purposes only. No assurance can be given that actual experience will correspond to the assumptions utilized.


AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

          The following table sets forth each exercise of stock options during fiscal year 1995 by each of the named executive officers and the fiscal year-end value of unexercised in-the-money options. The table does not reflect options earned during fiscal year 1995 pursuant to the Officer Incentive Plan but granted after the fiscal year end.

                                                                                                             VALUE OF SECURITIES
                                                                        NUMBER OF SECURITIES               UNDERLYING UNEXERCISED
                                         SHARES                        UNDERLYING UNEXERCISED                   IN-THE-MONEY
                                       ACQUIRED ON         VALUE       OPTIONS AT FY-END (#)(1)           OPTIONS AT FY-END ($)(2)
                                        EXERCISE         REALIZED    -----------------------------      ----------------------------
             NAME                          (#)              ($)      EXERCISABLE     UNEXERCISABLE      EXERCISABLE    UNEXERCISABLE
             ----                      -----------       --------    -----------     -------------      -----------    -------------
     William E. Kreis  . . . . .           --               --         74,594              --           $1,436,011           --
     Richard D. Brumfield  . . .           --               --         43,598              --              853,870           --
     Don R. Osborne  . . . . . .           --               --         34,060              --              643,950           --
     William F. Richmond . . . .           --               --         34,972              --              683,383           --

-----------------------
(1)      Consists of options granted under the Option Plan and Officer Incentive
         Plan.

(2) Based on the aggregate fair market value of the shares of Common Stock underlying the options at June 30, 1995 less the aggregate exercise price. For purposes of this calculation, the fair market value per share of the Common Stock at fiscal year end is assumed to be equal to the average of the high and low price on June 30, 1995 as reported on The Nasdaq Stock Market ($26.50 per share). Unexercised options are considered "in-the-money" if the exercise price is less than fair market value of the underlying Common Stock. All options granted to the named executive officers are currently in the money.

PENSION PLAN

          The following table illustrates the maximum estimated annual benefits payable upon retirement pursuant to the Bank's defined benefit pension plan (the "Pension Plan") based upon the pension plan formula for specified average final compensation and specified years of service.

                                                         YEARS OF SERVICE
 AVERAGE FINAL              ------------------------------------------------------------------------
 COMPENSATION                 15             20                25               30             35
 $100,000  . . . . . . .    $20,290        $27,053           $33,816          $40,579        $47,342
 $125,000  . . . . . . .     25,465         33,953            42,441           50,929         59,417
 $150,000  . . . . . . .     30,640         40,853            51,066           61,279         71,492
 $175,000  . . . . . . .     30,640         40,853            51,066           61,279         71,492
 $200,000  . . . . . . .     30,640         40,853            51,066           61,279         71,492
 $225,000  . . . . . . .     30,640         40,853            51,066           61,279         71,492
 $250,000  . . . . . . .     30,640         40,853            51,066           61,279         71,492
 $275,000  . . . . . . .     30,640         40,853            51,066           61,279         71,492

          Benefits are hypothetical amounts only. Currently, the maximum annual benefit payable under the Pension Plan is $118,800. Also, average final compensation in excess of $150,000 is not covered under the Pension Plan. "Average final compensation," which is based upon the average annual salary (as defined) for the five consecutive years of highest salary during the final ten years of employment, is based upon compensation that would appear under the "Salary" and "Bonus" columns of the Summary Compensation Table. As of June 30, 1995, Messrs. Kreis, Brumfield, Osborne and Richmond had 23, 25, 13 and 11 years of credited service, respectively, under the Pension Plan. Benefits set forth in the preceding table are computed as a ten-year-certain life annuity and are not subject to any deduction for Social Security or other offset amounts.

EMPLOYMENT AGREEMENTS

         The Bank entered into employment agreements on August 26, 1992, with Messrs. Kreis, Brumfield, Osborne and Richmond, which replaced their severance agreements earlier commenced on March 31, 1992. The employment agreements have a term of thirty-six months. On each anniversary date from the date of commencement of the agreements, the terms of employment may be extended for an additional one-year period beyond the then effective expiration date upon a determination by the Board of Directors that performance of the employee has met the required standards and that such agreements should be extended. Each agreement will be terminated upon death. The agreements provide that the Bank's obligations under such agreements shall terminate if the employee is removed from his position or permanently prohibited from participating in the Bank's affairs by regulatory order; if the Bank is placed in conservatorship, receivership or other custodianship by regulatory authorities; if the Bank enters into an agreement to receive federal financial assistance; or if the Bank is the subject of an approved supervisory merger. Termination of such obligations shall not, however, affect any vested rights of the Bank or the employees. No payments shall be made under the agreements, in any case, if the employee's employment terminates for "just cause" as defined in the agreements, or if the Bank is not in compliance with its fully phased-in capital requirements at the time of the employee's termination or would not be in compliance after making such payments. The employment agreements also provide that the Bank's obligations thereunder will be suspended if the employee is suspended and/or temporarily prohibited by federal regulatory authorities from participating in the Bank's affairs. Further, if the charges against such employee giving rise to such suspension or prohibition are subsequently dismissed, the Bank's Board of Directors may, in its discretion, pay the employee all or part of the compensation otherwise payable while the employment agreement was suspended and reinstate any or all of its obligations under the employment agreement.

         The employment agreements contain provisions stating that in the event of the involuntary termination of employment not for cause, as defined, in connection with, or within 12 months after, any change in control of the Bank or the Company, the employee will be paid an amount equal to the sum of the employee's base salary in effect on the date of the change in control and the base salary the employee would have received over the remainder of the term of the agreement. In no event will such payments exceed the difference between (i)
2.99 times the average
annual compensation he received during the five-year period immediately prior to the date of change in control and (ii) the sum of all other severance payments received by the employee on account of the change in control. An employee's severance benefits will be paid, at the employee's option, either within 30 days of termination or over the lesser of 36 months or the remaining term of the agreement. "Control" generally refers to the acquisition by any person or entity of the ownership or power to vote more than 25% of the Bank's or Company's voting stock, or the control of the election of a majority of the Bank's or Company's Directors, or the exercise of a controlling influence over the management or policies of the Bank or Company. The employment agreements also provide for a similar lump sum payment to be made to the employees in the event of voluntary termination of employment upon the occurrence, or within 90 days thereafter, of certain specified events following any change in control, unless consented to in advance by the employee in writing, including (i) requiring the employee to perform his principal executive functions more than 35 miles from the Bank's current primary office, (ii) the failure of the Bank or the Company to maintain existing employee benefit plans, including material fringe benefits, stock option and retirement plans, (iii) assigning duties and responsibilities to the employee which are other than those normally associated with his position with the Bank; or (iv) a material diminution of the employee's authority and responsibility with the Bank. In addition to such events, Mr. Kreis' agreement provides for lump sum payments upon the occurrence of the following events (or within 90 days thereafter) after a change in control: (i) requiring that he report to a person or persons other than the Bank's Board of Directors; or (ii) a failure to elect or re-elect him to the Board of Directors of the Bank or the Company. If the employee is terminated at any time with or without cause, except for the reasons set forth above, the employee shall not be entitled to any severance benefits under the employment agreement. The aggregate payments that would be made to Messrs. Kreis, Brumfield, Osborne and Richmond, assuming the termination of employment under the foregoing circumstances at June 30, 1995 and without regard to other severance payments would have been approximately $523,600, $369,300, $340,600 and $280,900, respectively.

DIRECTORS' COMPENSATION

          Each non-employee member of the Board of Directors of the Company receives a $6,000 annual retainer. Each non-employee member of the Board of Directors of the Bank receives a fee of $1,000 for each Board meeting, provided that a member will not be paid for more than two meetings not attended. The Chairman of the Board receives a fee of $1,350 for each Board meeting attended. Non-employee directors also receive a fee of $350 for each committee meeting attended.

          INCENTIVE COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS. Non-employee directors of the Company also participate in the Incentive Compensation Plan for Non-Employee Directors (the "Director Incentive Plan"), the purposes of which are to attract and retain the best available non-employee directors for the Company, to compensate non-employee directors for the increased responsibility associated with the Bank's conversion to stock form, and to provide additional equity incentives. Executive officers and other employees of the Company may not participate in the Director Incentive Plan.

          The Director Incentive Plan is administered by a committee (the "Director Incentive Plan Committee") consisting of all the members of the Bank's Compensation Committee. The Director Incentive Plan is unfunded and benefits are payable only in the form of discounted non-incentive options to acquire the Common Stock. Under the Director Incentive Plan, non-employee directors may elect to forego all or a portion of their director fees for the coming fiscal year and instead receive options having an exercise price equal to 50% of the fair market value of the Common Stock on the date of grant. The number of options granted to a director is determined such that the aggregate discount on options granted is equal to the amount of director fees foregone. For fiscal year 1995, Directors Anderson, Bracy, Craven, Fox, LaGuardia, Manahan and Patton received discounted options to acquire 2,069, 1,758, 1,958, 1,781, 2,042, 1,881 and 2,146 shares of the Common Stock, respectively, in lieu of director fees under the Director Incentive Plan. For fiscal year 1996, each non-employee director will receive cash instead of discounted options and thus will not defer their director fees beginning in July 1995.

          DIRECTOR OPTION PLAN. The Board of Directors has reserved 160,000 authorized but unissued shares of the Common Stock for issuance pursuant to options issued under Heritage Federal Bancshares, Inc. 1994 Stock Option Plan for Non-Employee Directors (the "Director Option Plan"). Under the Director Option Plan, non-employee directors of the Company and its affiliates will receive automatic annual grants of options to purchase 4,000 shares of the Common Stock each. On February 16, 1994, each non-employee director was granted options for 4,000 shares of the Common Stock at an exercise price of $15.19 per share with respect to fiscal year 1994 and on August 17, 1994, each nonemployee director was granted options to acquire 4,000 shares of the Common Stock at an exercise price of $20.25 per share with respect to fiscal year 1995 and received a grant of options for 4,000 shares of the Common Stock at an exercise price of $27.50 on July 1, 1995 with respect to fiscal year 1996. Each nonemployee director will receive an automatic grant of options for 4,000 shares on the first day of each fiscal year thereafter. In each case, the exercise price was equal to the fair market value of the Common Stock on the date of grant. Each of the Options has a term of ten years. All such grants were immediately vested and exercisable.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth, as of August 11, 1995, the most recent practicable date, certain information as to the Common Stock beneficially owned by (i) any person or group of persons who is known to Heritage to be the beneficial owner of more than 5% of the Common Stock, and (ii) each of Heritage's directors, each of Heritage's executive officers who are not directors and by all of Heritage's directors and by all of Heritage's directors and executive officers as a group.

                                                        AMOUNT AND                 PERCENT OF
                                                        NATURE OF                  SHARES OF
                                                        BENEFICIAL               COMMON STOCK
            BENEFICIAL OWNER                           OWNERSHIP(1)             OUTSTANDING(2)
            ----------------                          --------------            --------------
            Heritage Federal Bank for Savings
               Employee Stock Ownership Plan and
               Trust
            110 East Center Street
            Kingsport, Tennessee  37660                209,300   (3)                6.56%

            Heritage Federal Bank for Savings
               Profit Sharing Plan
            110 East Center Street
            Kingsport, Tennessee  37660                288,713   (4)                9.10%

            Directors:
            Sam H. Anderson, Jr.                        88,159                      2.74%
            John C. Bracy                               58,333                      1.81%
            Clyde W. Craven                             63,245   (5)                1.96%
            Robert C. Fox                               74,780   (6)                2.32%
            William E. Kreis                           138,707   (7)                4.25%
            Thomas E. LaGuardia, Jr.                    51,003                      1.58%
            Richard A. Manahan                          47,770   (8)                1.48%
            C. Mack Patton                              73,260   (9)                2.27%

            Named Executive Officers
            who are not Directors:
            Richard D. Brumfield                       122,003   (10)               3.77%
            Don R. Osborne                             118,320   (11)               3.66%
            William F. Richmond                         66,159   (12)               2.05%

            All Directors and Executive Officers
              as a Group (11 persons)                  901,739   (13)              24.86%


                          (Footnotes on following page)

---------------
(1) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of the Common Stock over which he or she has or shares voting or investment power with respect to such security or has a right to acquire beneficial ownership at any time within 60 days from August 11, 1995. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares. Except as otherwise noted, ownership is direct and the named beneficial owners exercise sole voting and investment power over the indicated shares of the Common Stock. Includes 33,455, 33,345, 34,227, 33,198, 76,668, 33,614,
         33,792, 34,260, 47,119, 39,827 and 37,649 shares which Messrs.
         Anderson, Bracy, Craven, Fox, Kreis, LaGuardia, Manahan, Patton, Brumfield, Osborne and Richmond have the right to acquire within 60 days of August 11, 1995 pursuant to stock options.

(2) In calculating the percentage of shares outstanding for a named person or group, the number of shares outstanding includes any shares of Common Stock which the person or group has the right to acquire within 60 days of August 11, 1995.

(3) Consists of allocated and unallocated shares of the Common Stock held in trust for the benefit of participating employees over which the ESOP may be deemed to have shared voting and dispositive power. The ESOP is administered by a committee consisting of Directors Robert C. Fox and William E. Kreis and Vice President Jeffrey S. Little (the "ESOP Trustees") The ESOP Trustees must vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares and allocated shares for which no timely direction is received must be voted as directed by the ESOP Trustees, as directed by the Board of Directors. The ESOP Trustees and Heritage Federal disclaim beneficial ownership over the shares of the Common Stock held by the ESOP.

(4) Consists of shares of the Common Stock held in trust for the benefit of participating employees over which the Heritage Federal Bank for Savings Profit Sharing Plan (the "401(k) Plan") may be deemed to have shared voting and dispositive power. The Plan Trustee votes shares as directed by participants, and otherwise as directed by Heritage Federal in its capacity as Plan Administrator and over which the Bank disclaims beneficial ownership.

(5) Includes 7,588 shares held in a defined benefit pension plan of which Dr. Craven serves as trustee and thereby exercises voting power over such shares, and 3,676 shares held in spouse's IRA.

(6) Includes 5,265 shares held in individual retirement account ("IRA") and 2,649 shares held in spouse's IRA. Does not include shares held by the ESOP of which he is a trustee and over which he disclaims beneficial ownership.

(7) Includes 20,491 shares in Mr. Kreis' account in the Bank's 401(k) Profit Sharing Plan (the "401(k) Plan"); 4,484 shares allocated to his account in the Heritage Federal Bank for Savings ESOP, and 10,263 shares of restricted shares of the Common Stock ("restricted stock") granted to Mr. Kreis pursuant to the Heritage Federal Bank for Savings Management Recognition Plan and Trust (the "MRP") and the Officer Incentive Plan over which Mr. Kreis exercises voting power. Does not include shares held by the ESOP of which he is a trustee and over which he disclaims beneficial ownership.

(8)      Includes 12,773 shares held in IRA and 509 shares held in spouse's IRA.

(9)      Includes 3,800 shares held in IRA.

(10) Includes 40,930 shares in Mr. Brumfield's account in the 401(k) Plan; 3,426 shares allocated to his account in the ESOP; and 7,923 shares granted to Mr. Brumfield as restricted stock awards pursuant to the MRP and the Officer Incentive Plan, over which Mr. Brumfield exercises voting power.

(11) Includes 17,026 shares in Mr. Osborne's account in the 401(k) Plan; 3,073 shares allocated to his account in the ESOP; and 5,299 shares granted to Mr. Osborne as restricted stock awards pursuant to the MRP and the Officer Incentive Plan, over which Mr. Osborne exercises voting power.

(12) Includes 5,546 shares in Mr. Richmond's account in the 401(k) Plan; 2,481 shares allocated to his account in the ESOP; and 6,249 shares granted to Mr. Richmond as restricted stock awards pursuant to the MRP and the Officer Incentive Plan, over which Mr. Richmond exercises voting power.

(13) Includes shares held by certain directors and officers as custodians under Uniform Transfer to Minors Acts, by their spouses and children, and for the benefit of certain directors and officers under IRAs as set forth above. Includes 83,993 shares held in the 401(k) Plan and 13,464 shares allocated to the accounts of executive officers in the ESOP, the voting of which shares such officers have the power to direct. Also includes 29,734 shares of restricted stock granted to the executive officers pursuant to the MRP and the Officer Incentive Plan. Does not include 125,350 unallocated shares held by the ESOP, the voting of which is directed by the ESOP Trustees as directed by the Board of Directors. Includes 104,650 shares, 47,241 shares and 84,000 shares which directors have the right to purchase pursuant to stock options granted under the Option Plan, Director Incentive Plan, and 1994 Stock Option Plan for Non-Employee Directors, respectively. Also includes 142,129 shares and 59,134 shares which executive officers have the right to purchase pursuant to stock options granted under the Option Plan and the Officer Incentive Plan, respectively.

          (c) Changes in Control

              Information regarding arrangements, the operation of which may at a subsequent date result in a change in control of the Company, is contained in the section captioned "Merger with First American National Corporation" under Part I hereof and is incorporated by reference.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, the Bank's loans to directors and executive officers must be made on substantially the same terms, including interest rates, as those prevailing for comparable transactions and must not involve more than the normal risk of repayment or present other unfavorable features. Furthermore, loans above the greater of $25,000 or 5% of the Bank's capital and surplus (i.e., up to $2,618,910 at June 30, 1995) to such persons must be approved in advance by a disinterested majority of the Board of Directors. The Bank has a policy of offering loans to officers and directors and employees in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. These loans do not involve more than the normal risk of collectibility or present other unfavorable features. In addition, it has been the practice to approve a $100,000 personal line of credit for each director. Beyond that, officers and directors may only borrow for housing, personal consumer loans, education or loans secured by savings accounts. Directors, from the time of their election, and officers have not been permitted to borrow from the institution for outside business purposes. Loans outstanding to directors and executive officers during fiscal year 1995 were made at the prevailing interest rates and on terms available to other customers of the Bank.

                                     PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

          (a) List of Documents Filed as Part of this Report

          (1) Financial Statements. The following financial statements are included under Item 8 hereof.

              Independent Accountants' Report

              Consolidated Statements of Financial Condition as of June 30, 1995 and 1994

              Consolidated Statements of Income for the Years Ended June 30, 1995, 1994 and 1993

              Consolidated Statements of Stockholders' Equity for the Years Ended June 30, 1995, 1994 and 1993

              Consolidated Statements of Cash Flows for the Years Ended June 30, 1995, 1994 and 1993

              Notes to Consolidated Financial Statements.

          (2) Financial Statement Schedules. The following financial statement schedules are filed herewith:

          None.

          (3) Exhibits. The following is a list of exhibits filed as part of this Annual Report on Form 10-K and is also the Exhibit Index.

                                                                                                                       Page in
                                                                                                                       Sequentially
  No.            Exhibits                                                                                              Numbered Copy
 ----            --------                                                                                              -------------
 2(a)            Agreement and Plan of Merger, dated as of February 21, 1995 between First American Corporation and Heritage Federal
                   Bancshares, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          *
  (b)            Amendment dated May 17, 1995 to Agreement and Plan of Merger dated
                   February 21, 1995 between First American Corporation and Heritage
                   Federal Bancshares, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 3(a)            Certificate of Incorporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         **
  (b)            Bylaws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         **
10(a)            Management Recognition Plan  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        ***
  (b)            Stock Option Plan  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        ***
  (c)            Form of Employment Agreements between Heritage Federal Bank for Savings and William E. Kreis, Richard D. Brumfield, Don R. Osborne and
                   William F. Richmond  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        ***
  (d)            Revised Form of Agreement for Split Dollar Insurance Program . . . . . . . . . . . . . . . . . . . .
  (e)            Heritage Federal Bancshares, Inc. Incentive Compensation Plan for Senior
                   Officers, as amended . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       ****
  (f)            Heritage Federal Bancshares, Inc. Incentive Compensation Plan for
                   Non-Employee Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       ****
  (g)            Heritage Federal Bancshares, Inc. 1994 Stock Option Plan for
                   Non-Employee Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       ****
  21             Subsidiaries of the Registrant . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
  23             Consent of Coopers & Lybrand L.L.P.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

---------------
* Incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K filed February 23, 1995

** Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 33-44674).

*** Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1992.

**** Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1994.

          (b) Reports on Form 8-K. No reports on Form 8-K were filed by the Company during the last quarter of the fiscal year covered by this report on Form 10-K.

          (c) Exhibits. The exhibits required by Item 601 of Regulation S-K are either filed as part of this Annual Report on Form 10-K or incorporated herein by reference.

          (d) Financial Statements and Financial Statement Schedules Excluded From Annual Report. There are no other financial statements and financial statement schedules which were excluded from the Annual Report to stockholders pursuant to Rule 14a- 3(b)(1) which are required to be included herein.

                                   SIGNATURES

          Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       HERITAGE FEDERAL BANCSHARES, INC.

August 18, 1995                        By:  /s/ William E. Kreis
                                          --------------------------------------
                                           William E. Kreis
                                           President and Chief Executive Officer
                                           (Duly Authorized Representative)

          Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ William E. Kreis                                             August 18, 1995
-----------------------------------------------
William E. Kreis
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ William F. Richmond                                          August 18, 1995
-----------------------------------------------
William F. Richmond
Senior Vice President, Chief Financial
Officer and Treasurer
(Principal Financial and Accounting Officer)

/s/ Sam H. Anderson                                              August 18, 1995
-----------------------------------------------
Sam H. Anderson, Jr.
Chairman of the Board
(Director)

/s/ John C. Bracy                                                August 18, 1995
-----------------------------------------------
John C. Bracy
(Director)

/s/ Clyde W. Craven                                              August 18, 1995
-----------------------------------------------
Clyde W. Craven
(Director)

/s/ Robert C. Fox                                                August 18, 1995
-----------------------------------------------
Robert C. Fox
(Director)

/s/ Thomas E. LaGuardia, Jr.                                     August 18, 1995
-----------------------------------------------
Thomas E. LaGuardia, Jr.
(Director)

/s/ Richard A. Manahan                                           August 18, 1995
-----------------------------------------------
Richard A. Manahan
(Director)

/s/ C. Mack Patton                                               August 18, 1995
-----------------------------------------------
C. Mack Patton
(Director)

                                  EXHIBIT 2(b)

                                  AMENDMENT TO
                          AGREEMENT AND PLAN OF MERGER

           This AMENDMENT (the "Amendment") to the AGREEMENT AND PLAN OF MERGER dated as of February 21, 1995 (the "Agreement"), between First American Corporation, a Tennessee corporation ("FAC") and Heritage Federal Bancshares, Inc., a Tennessee corporation ("HFB") is made and entered as of May 17, 1995.

                              W I T N E S S E T H :

           WHEREAS, the parties hereto have heretofore entered into the Agreement which contemplated that the Merger of HFB with and into FAC would be accounted for as a purchase; and

           WHEREAS, FAC now desires to account for the Merger as a pooling and the parties hereto desire to amend the Agreement as hereinafter set forth in order to facilitate such accounting treatment.

           NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

           1.    Section 4.2(i) is hereby amended to delete the following:

           "except with respect to the 1992 Plan and the 1994 Plan and the Director Incentive Plan (A) to permit transfer of non-qualified options to family members or non-profit charitable organizations or
           (B) to permit exercise of such non-qualified options at any time during the term thereof irrespective of service with HFB (or any Subsidiary thereof) or any successor thereto"

so that Section 4.2(i) shall read in its entirety as follows:

           (i) adopt any new employee benefit plan or program or make any material change in or to any existing employee benefit plans or programs of any HFB or any Subsidiary except as contemplated by
           Section 5.9 herein or except as required by law; or make any discretionary matching contributions or discretionary contributions to any employee benefit plan of HFB or any Subsidiary thereof; or

           2.    Section 3.2(j) is hereby amended to delete the following:

           "however, it is FAC's current intention to repurchase up to 80% of such number of shares prior to or substantially concurrent with the consummation of the Merger pursuant to Rule 10b-18 of the SEC and in a manner which does not prohibit FAC from entering into pooling transactions within two years from such repurchases"

so that Section 3.2(j) shall read in its entirety as follows:

           (j) Consideration. FAC has reserved or will reserve for issuance sufficient shares of FAC Common Stock for issuance in the Merger.

           3. Section 5.9(a) is hereby amended by deleting its contents in its entirety and adding the following:

           FAC and HFB acknowledge that the Heritage Federal Bank for Savings Employee Stock Ownership Plan and Trust (the "ESOP") has unallocated assets with a fair market value exceeding the outstanding balance of the loan secured by those assets. Without changing the existing vesting and allocation provisions in the ESOP (or in any of FAC's qualified plans), the parties intend that current employees of HFB will benefit from this investment. Therefore, after the Effective Time and until all unallocated shares now held by the ESOP are released from collateral pledge and allocated to current HFB employees (the "100% Allocation Date"), the ESOP will be continued as a separate plan for the benefit of current employees of HFB eligible to participate therein in accordance with ESOP's terms for so long as a separate plan is legally permissible under the Internal Revenue Code and the rules promulgated thereunder without causing disqualification of the ESOP. If before the 100% Allocation Date, it becomes legally impermissible under the Internal Revenue Code and the rules promulgated thereunder to maintain the ESOP as a separate plan, to the extent legally permissible under Internal Revenue Code qualification requirements, the assets now held by the ESOP shall continue to be allocated only to current employees of HFB, until the 100% Allocation Date.

           4. HFB agrees that no holder of any options to purchase HFB Common Stock shall be entitled to receive cash in lieu thereof.

           5. Capitalized terms, not specifically defined herein shall have the meanings ascribed to them in the Agreement.

           6. This Amendment shall become effective retroactively to the execution of the Agreement. Except as expressly provided above, all of the terms and conditions of the Agreement shall remain unchanged and in full force and effect.

           IN WITNESS WHEREOF, FAC and HFB have caused this Amendment to be signed by their respective officers thereunto duly authorized, all as of May 17, 1995.


                   [FIRST AMERICAN CORPORATION CORPORATE SEAL]


FIRST AMERICAN CORPORATION

BY:  /s/ Dennis C. Bottorff
   ------------------------
         Dennis C. Bottorff
         Chairman and Chief Executive Officer

Attest:

Mary C.
----------------------------

Title: Assistant Secretary
      ----------------------


HERITAGE FEDERAL BANCSHARES, INC.

BY:
   -------------------------
     William E. Kreis
     President and Chief Executive Officer


Attest:

----------------------------

Title:
      ----------------------

                                  EXHIBIT 10(d)

                             SPLIT DOLLAR AGREEMENT


           THIS AGREEMENT, made and entered into this ________ day of ________ 1994, between HERITAGE FEDERAL BANK FOR SAVINGS, a Corporation chartered under the laws of the United States, with its principal office located in the State of Tennessee (hereinafter referred to as the "Employer", and _____________________, an individual residing in the State of Tennessee (hereinafter referred to as the "Employee").

           WHEREAS, the Employee is a valuable employee of the Employer; and

           WHEREAS, the Employee wishes to provide life insurance protection for his/her family in the event of his/her death, under a life insurance policy insuring his/her life (hereinafter referred to as the "Policy"); and

           WHEREAS, the Employer is willing to assist in the payment of the Policy premiums; and

           WHEREAS, the Employer will retain the ownership of the Policy in order to secure the payment of the cash value of the Policy to it as reimbursement for premiums advanced by it;

           NOW, THEREFORE, the parties hereto mutually agree:

      PURCHASE OF POLICY

The Employer has purchased or will purchase the Policy from the Canada Life Assurance Company or Canada Life Insurance Company of New York (the applicable company to be hereinafter called "Insurer") in the total face amount of $____________, ________________, such Policy being more fully described in Exhibit "A" attached hereto and made a part hereof.

The parties agree that, as between them, the policy shall be subject to the terms of this agreement and to the terms of the endorsement to such Policy filed or to be filed with the Insurer (hereinafter referred to as the "Endorsement").

POLICY OWNERSHIP

The Employer shall be the owner of the Policy, and may exercise all rights granted to the owner by the terms of the Policy, except as otherwise provided herein and in the Endorsement.

RIGHT TO DESIGNATE BENEFICIARY

The Employee shall have the right to designate a beneficiary or beneficiaries to receive Policy death proceeds as well as the right to elect and change a payment option for such beneficiaries, but subject always to any right or interest which the Employer may have in such proceeds as provided in this Agreement or in the Endorsement.

PREMIUM PAYMENTS

The Employer shall pay the entire policy premium billed by the insurer on or before the due date for each premium due date on the policy.

DISABILITY WAIVER OF PREMIUMS

Notwithstanding any other provision in this agreement to the contrary, if the Policy contains a disability waiver of premium provision, the Employee shall pay all premiums attributable to such provision, and any premium waived shall be considered as having been paid by the Employee.

DEATH PROCEEDS

Upon the death of the Employee, the Employer shall make prompt arrangements to obtain the Policy death proceeds. The Employer shall retain a portion of such death proceeds equal to the Premiums Paid by it under this agreement or, if greater, the Cash Surrender Value of the Policy. For purposes of this section entitled "Death Proceeds" and the section entitled "Termination of Agreement", "Cash Surrender Value" shall refer to the amount of cash surrender value existing within the Policy immediately prior to the death of the Policy insured, net of any Policy surrender charges. For purposes of computing the Employer's share under this section entitled, "Death Proceeds" and under the section entitled "Termination of Agreement", the term "Premiums Paid" shall mean total premiums paid by the Employer less any outstanding Policy indebtedness incurred by the Employer, including any interest due on such indebtedness, and by other amounts taken from the Policy by the Employer, including amounts received in the form of withdrawals, partial surrenders or dividend payments. The balance of the death proceeds, if any, shall be paid to the beneficiary or beneficiaries designated by the Employee in accordance with the Endorsement.

TERMINATION OF AGREEMENT

This agreement shall terminate immediately upon the termination of the Employee's employment (other than by reason of his/her death). The Employer may terminate this agreement by written notice to the Employee with such termination to be effective as of the date of such notice; provided, however, that in the event of a change in control of Heritage Federal Bancshares, Inc. the parent corporation of the Employer, the Employer may not elect to terminate this agreement except upon termination of the Employee's employment for a just cause. "Just Cause" shall mean termination because of the Employee's personal dishonesty, incompetency, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation, other than traffic violations or similar offenses, or final cease-and-desist order. The term "control" shall refer to the ownership, holding, or power to vote more than 25% of the Bank's or Parent's voting stock, the control of the election of a majority of the Bank's or Parent's directors, or the exercise of a controlling influence over the management or policies of Heritage Federal Bancshares, Inc. by any person or by persons acting as a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934. The term "person" means an individual other than the Employee or a corporation, partnership, trust, association, joint venture, pool, syndicate, sole proprietorship, unincorporated organization or any other form of entity not specifically listed herein.

No termination of this agreement shall affect or impair any party's right to Policy proceeds as such rights exist immediately prior to such termination. Upon termination of this agreement for any reason specified in this section entitled "TERMINATION OF AGREEMENT", the Employee shall have a thirty (30) day option to receive from the Employer an absolute assignment of the Policy in exchange for a dollar amount equal to: (i) the Cash Surrender Value of the Policy or (ii) the aggregate of Premiums Paid by the Employer, whichever is greater. Should the Employee fail to exercise such option within the allowable period, the Employer shall become the sole owner of all rights in the Policy and may deal with the Policy as it, in its sole discretion, deems appropriate. The Employee shall timely take all necessary measures to enable the Employer to enforce any such right.

LIMITATION OF INSURER LIABILITY

In the event of the death of the insured under the Policy, the Insurer shall be fully discharged from its obligations under the Policy by payment of the Policy death proceeds to the Employer, to the beneficiary or beneficiaries named in the Endorsement, or to any or all such persons or parties by joint check.

In the event that the Policy lapses or is surrendered during the life of the insured under the Policy, the Insurer shall be fully discharged from its obligation under the Policy by payment of the entire cash surrender value to the employer.

The Insurer shall not be obligated to inquire as to the division or distribution of any monies payable under this agreement. In no event shall the Insurer be considered a party to this Agreement. No provision of this agreement shall in any way be construed as affecting the obligations of the Insurer as provided in the Policy or the Endorsement.

The following procedures shall govern benefit claims by the Employee or his/her beneficiary(ies). For purposes of the split dollar life insurance plan established by this agreement, the Claims Manager shall be Heritage Federal Bank For Savings.

The Employee or his/her beneficiary(ies) shall make a claim for benefits by giving written notice of such claim to the Claims Manager, who shall promptly file the appropriate claim information with the Insurer.

If for any reason a claim for benefits is denied in whole or part, written notice of such decision shall be furnished to the claimant within ninety (90) days after receipt of the claim by the Claims Manager. Such notice shall provide the following information:

           (1)  The specified reason or reasons for the denial;
           (2) Specific reference to pertinent plan provisions on which the denial is based;
           (3) A description of any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary; and
           (4)  An explanation of the plan's Review Procedure described below.

If notice of the claim denial is not furnished within ninety (90) days of the date a claim is made, the claim shall be deemed denied and the claimant shall proceed to the Review Procedure described below.

This procedure is established to provide the claimant a reasonable opportunity to appeal a denied claim and obtain a full and fair review.

Upon denial of a claim, the claimant or his/her duly authorized representative may:

           (1)  Request a review upon written application to the Claims
Manager;
           (2)  Review pertinent documents; and
           (3)  Submit issues and comments in writing.

A request for review must be made in writing by the claimant or his/her duly authorized representative within sixty (60) days after receipt by the claimant of written notification of denial of a claim.

A decision on review of a denied claim shall be made promptly by the Claims Manager. Ordinarily this will be within sixty (60) days after the Claims Manager's receipt of a request for review. Special circumstances may require an extension of the time for processing, in which case a decision shall be rendered as soon as possible, but not later than ninety (90) days after receipt of a request for review. The Claims manager, in his/her discretion, may conduct a hearing on the denied claim.

The decision on review shall be in writing and shall include specific reasons for the decision, written in a manner calculated to be understood by the claimant, as well as specific references to the pertinent plan provisions on which the decision is based.

For purposes of the Employee Retirement Income Security Act of 1974 (ERISA), the Employer will be the Named Fiduciary and Plan Administrator of the split dollar insurance plan for which this agreement is hereby designated the written plan instrument. The Employer may authorize a person or group of persons to fulfill the responsibilities of the Employer as Plan Administrator.

The Named Fiduciary and/or the Plan Administrator may employ others to render advice with regard to its responsibilities under this plan.

The Named Fiduciary may allocate fiduciary responsibilities to others and may exercise any other powers necessary for the discharge of its duties to the extent that the exercise of such powers does not conflict with the employee Retirement Income Security Act of 1974 (ERISA).

PARTIES BOUND

This agreement shall be binding upon and inure to the benefit of the Employer and its successors and assigns, and the Employee, his/her successors, assigns, heirs, executors, administrators and beneficiaries.

NOTICES, CONSENTS AND DEMANDS

Any notice, consent or demand under this agreement shall be in writing, and shall be signed by the party giving or making same. Such notice, consent or demand shall be sent by United States certified mail, postage prepaid and addressed to such party's last known address as shown on the records of the Employer. The date of such mailing shall be deemed the date of such notice, consent or demand.

FUNDING POLICY

The Funding Policy for this Split Dollar arrangement shall be:

       (a) To maintain the policy in force by paying the premiums when due as billed by the insurer.

       (b) Dividends declared by the Insurer on the policy will be applied to purchase additional paid-up insurance on the life of the Employee.

       (c) The Employer has established and funded a separate fund for payment of future premiums on the Employee's policy until termination of this agreement. If the Employee's employment is terminated prior to any change in control as defined herein, then the Employee's allocated share from this separate fund shall belong to the Employer. In the event of a change in control and termination of Employee's employment for any reason other than just cause then the Employer agrees that the Employee's allocated portion of the separate fund shall be paid to the Employee. In the event of a change in control and termination of the Employee for just cause then the Employee's allocated share of the separate fund shall belong to the Employer. Subject to the terms of this agreement the Employer agrees that this separate fund shall be used solely to pay future premiums on the Employee's policies included in the Employers Split Dollar Life Insurance arrangement.

       (d) Notwithstanding any of the provisions herein provided, if an Employee is terminated for just cause then all rights in the Employee's policy included in this Split Dollar Life Insurance Arrangement shall be forfeited by the Employee and the policy of such terminated Employee shall belong to the Employer.

INTERPRETATION

When appropriate in this agreement, words used in the singular shall include the plural (and vice versa) and words used in the masculine shall include the feminine (and vice versa). The section captions used in this agreement are for organizational purposes only and shall have no determinative effect upon the rights and duties created hereunder.

GOVERNING LAW

This agreement shall be governed by and construed in accordance with the laws of the State of Tennessee.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the day and year first above written.

HERITAGE FEDERAL BANK FOR SAVINGS

BY
  -------------------------------
  TITLE
       --------------------------
              "EMPLOYER"

---------------------------------
              "EMPLOYEE"

                                   EXHIBIT A


Life Insurance     Life Insurance         Policy Identification          Face
Company Name       Plan Name              Number                        Amount
--------------     --------------         ---------------------         -----
The Canada Life    Heritage Federal Bank  2638 290                   $130,000
Assurance Co.      Split dollar Plan

                                   EXHIBIT 21

                         SUBSIDIARIES OF THE REGISTRANT

PARENT

Heritage Federal Bancshares, Inc.

                                                                    State or Other
                                                                    Jurisdiction of                  Percentage
Subsidiaries (1)                                                    Incorporation                    Ownership
----------------                                                    ---------------                  ----------
Heritage Federal Bank for Savings                                   United States                    100%

Subsidiary of Heritage Federal Bank for Savings (1)
---------------------------------------------------

Citizens Financial Corporation                                      Tennessee                        100%

------------------
(1) The assets, liabilities, and operations of the subsidiaries are included in the consolidated financial statements contained in Item 8 of this Form 10-K.

                                   EXHIBIT 23

                         [COOPERS & LYBRAND LETTERHEAD]


CONSENT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Heritage Federal Bancshares, Inc.:

We consent to the incorporation by reference in the registration statements of Heritage Federal Bancshares, Inc. on Forms S-8 (File No. 33-46285, File No. 33-56160 and File No. 33-85482) of our report dated August 1, 1995, on our audits of the consolidated financial statements of Heritage Federal Bancshares, Inc. as of June 30, 1995 and 1994, and for the years ended June 30, 1995, 1994, and 1993, which report is included in this Annual Report on Form 10-K.


                                                  /s/ Coopers & Lybrand L.L.P
                                                  ---------------------------


Knoxville, Tennessee
August 17, 1995